      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 7, 1996

                                                      REGISTRATION NO. 33-______
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-2

            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                            ------------------------

                           THE WACKENHUT CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

           FLORIDA                             8744                           59-0857245
   (STATE OF INCORPORATION)        (PRIMARY STANDARD INDUSTRIAL            (I.R.S. EMPLOYER
                                   CLASSIFICATION CODE NUMBER)           IDENTIFICATION NO.)

                              THE WACKENHUT CENTER
                           4200 WACKENHUT DRIVE #100
                     PALM BEACH GARDENS, FLORIDA 33410-4243
                                 (561) 622-5656
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                 JAMES P. ROWAN
                              THE WACKENHUT CENTER
                           4200 WACKENHUT DRIVE #100
                     PALM BEACH GARDENS, FLORIDA 33410-4243
                                 (561) 622-5656
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                            ------------------------

                        Copies of all communications to:

                             STEPHEN K. RODDENBERRY
                       AKERMAN, SENTERFITT & EIDSON, P.A.
                         SUNTRUST INTERNATIONAL CENTER
                        ONE S.E. 3RD AVENUE, 28TH FLOOR
                           MIAMI, FLORIDA 33131-1704
                                 (305) 374-5600
                                 BRYAN E. DAVIS
                              MICHAEL R. MCALEVEY
                                 ALSTON & BIRD
                              ONE ATLANTIC CENTER
                           1201 WEST PEACHTREE STREET
                          ATLANTA, GEORGIA 30309-3424
                                 (404) 881-7000

     APPROXIMATE DATE OF PROPOSED SALE TO PUBLIC: As soon as practicable after this Registration Statement becomes effective.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. / /

     If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) to this form, check the following box. / /

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number and the effective registration statement for the same offering. / /

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. / /

     If delivery of the Prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                            ------------------------
                        CALCULATION OF REGISTRATION FEE

- ------------------------------------------------------------------------------------------------------------------------------
- ------------------------------------------------------------------------------------------------------------------------------
                                                                              PROPOSED           PROPOSED
                                                                               MAXIMUM            MAXIMUM           AMOUNT OF
TITLE OF EACH CLASS OF                                     AMOUNT TO       OFFERING PRICE        AGGREGATE        REGISTRATION
SECURITIES TO BE REGISTERED                            BE REGISTERED(1)     PER SHARE(2)     OFFERING PRICE(2)         FEE
- ------------------------------------------------------------------------------------------------------------------------------
Series B Common Stock, par value $.10 per share.......  4,600,000 shares       $19.625          $90,275,000        $31,129.31
- ------------------------------------------------------------------------------------------------------------------------------
- ------------------------------------------------------------------------------------------------------------------------------

(1) Includes 600,000 shares subject to the option of the Underwriters to purchase shares from the Registrant to cover overallotments, if any.
(2) Estimated solely for the purpose of calculating the registration fee.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF
THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                           THE WACKENHUT CORPORATION

         (CROSS REFERENCE SHEET PURSUANT TO ITEM 501 OF REGULATION S-K)

                         FORM S-2                                LOCATION OR CAPTION
                  ITEM NUMBER AND CAPTION                           IN PROSPECTUS
      -----------------------------------------------  ----------------------------------------
 1.   Forepart of the Registration Statement and
      Outside Front Cover Page of Prospectus.........  Outside Front Cover Page
 2.   Inside Front and Outside Back Cover Page of
      Prospectus.....................................  Inside Front Cover Page; Outside Back
                                                       Cover Page
 3.   Summary Information, Risk Factors and
      Ratio of Earnings to Fixed Charges.............  Prospectus Summary; Selected Financial
                                                       Data; Risk Factors
 4.   Use of Proceeds................................  Use of Proceeds; Capitalization
 5.   Determination of Offering Price................  Outside Front Cover Page; Underwriting
 6.   Dilution.......................................  Not Applicable
 7.   Selling Security Holders.......................  Selling Shareholders
 8.   Plan of Distribution...........................  Outside Front Cover Page; Underwriting
 9.   Description of Securities to be Registered.....  Outside Front Cover Page; Prospectus
                                                       Summary; Description of Capital Stock
10.   Interests of Named Experts and Counsel.........  Legal Matters; Experts
11.   Information with Respect to the Registrant.....  Outside Front Cover Page; Available
                                                       Information; Incorporation of Certain
                                                       Information by Reference; Prospectus
                                                       Summary; Risk Factors; Use of Proceeds;
                                                       Price Range of Common Stock; Dividend
                                                       Policy; Capitalization; Selected
                                                       Financial Data; Management's Discussion
                                                       and Analysis of Financial Condition and
                                                       Results of Operations; Business;
                                                       Management; Description of Capital
                                                       Stock; Shares Eligible For Future Sale;
                                                       Financial Statements
12.   Incorporation of Certain Information by
      Reference......................................  Incorporation of Certain Information By
                                                       Reference
13.   Disclosure of Commission Position on
      Indemnification for Securities Act
      Liabilities....................................  Not Applicable

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                   SUBJECT TO COMPLETION -- DATED MAY 7, 1996

PROSPECTUS

                               4,000,000 SHARES
LOGO                       THE WACKENHUT CORPORATION
                             SERIES B COMMON STOCK
                            ------------------------

     Of the 4,000,000 shares of Series B Common Stock, par value $.10 per share (the "Series B Common Stock") of The Wackenhut Corporation (the "Company") being offered hereby, 2,000,000 shares are being sold by the Company and 2,000,000 shares are being sold by George R. Wackenhut, the Chairman of the Board and Chief Executive Officer of the Company, and The George R. Wackenhut Retained Annuity Trust (the "Selling Shareholders"). See "Selling Shareholders." The Company will not receive any proceeds from the sale of shares by the Selling Shareholders. The rights of holders of the Series B Common Stock offered hereby are identical in all respects to those of holders of the Company's Series A Common Stock, par value $.10 per share (the "Series A Common Stock," and together with the Series B Common Stock, the "Common Stock"), provided that the holders of the Series A Common Stock have voting rights on matters presented to shareholders while the holders of Series B Common Stock have no voting rights on such matters except as may be afforded by applicable law. See "Description of Capital Stock."

     The Series B Common Stock is listed on the New York Stock Exchange under the symbol "WAKB." On May 2, 1996, the last reported sales price for the Series B Common Stock on the New York Stock Exchange was $19.50 per share. See "Price Range of Common Stock."
                            ------------------------

     SEE "RISK FACTORS" BEGINNING ON PAGE 8 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS IN THE SERIES B COMMON STOCK.
                            ------------------------

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
      EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
          SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
            COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
              PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.


- ------------------------------------------------------------------------------------------------------------
- ------------------------------------------------------------------------------------------------------------
                                                              UNDERWRITING                    PROCEEDS TO
                                                PRICE TO     DISCOUNTS AND    PROCEEDS TO       SELLING
                                                 PUBLIC      COMMISSIONS(1)    COMPANY(2)   SHAREHOLDERS(2)
- ------------------------------------------------------------------------------------------------------------
Per Share...................................        $              $               $               $
- ------------------------------------------------------------------------------------------------------------
Total(3)....................................        $              $               $               $
- ------------------------------------------------------------------------------------------------------------
- ------------------------------------------------------------------------------------------------------------

(1) The Company and the Selling Shareholders have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933. See "Underwriting."
(2) Before deducting expenses payable by the Company and the Selling Shareholders estimated to be $590,000.
(3) The Company has granted the several Underwriters a 30-day over-allotment option to purchase up to 600,000 additional shares of Series B Common Stock on the same terms and conditions as set forth above. If all such additional shares are purchased by the Underwriters, the total Price to Public will be
     $          , the total Underwriting Discounts and Commissions will be
     $          , the total Proceeds to the Company will be $          and total
     Proceeds to the Selling Shareholders will be $          . See
     "Underwriting."
                            ------------------------

     The shares of Series B Common Stock are offered subject to prior sale, when, as and if delivered to or accepted by the Underwriters, subject to approval of certain legal matters by counsel for the Underwriters and certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that certificates for the Series B Common Stock will be ready for delivery at the
offices of Lazard Freres & Co. LLC in New York, New York on or about May   ,
1996.

LAZARD FRERES & CO. LLC                       PRUDENTIAL SECURITIES INCORPORATED

                  The date of this Prospectus is May   , 1996.

                                    [PHOTOS]

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE SERIES A COMMON STOCK, THE SERIES B COMMON STOCK OR THE COMMON STOCK OF WACKENHUT CORRECTIONS CORPORATION AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act") and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the following Regional Offices of the
Commission: Northeast Regional Office, 7 World Trade Center, Suite 1300, New York, New York 10048; and Midwest Regional Office, Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained from the Public Reference Section of the Commission, Washington, D.C. 20549 upon payment of prescribed fees. In addition, the Series A Common Stock and the Series B Common Stock are listed on the New York Stock Exchange, and the aforementioned materials may also be inspected at the New York Stock Exchange at 20 Broad Street, New York, New York 10005.

     The Company has filed with the Commission a Registration Statement on Form S-2, including amendments thereto, relating to the Series B Common Stock offered hereby (the "Registration Statement"). This Prospectus, which is a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and the Series B Common Stock offered hereby, reference is hereby made to the Registration Statement and the exhibits and schedules filed as a part thereof, which may be obtained from the Commission in the manner set forth above. Statements contained in this Prospectus concerning the provisions or contents of any contract, agreement or any other document referred to herein are not necessarily complete. With respect to each such contract, agreement or document filed as an exhibit to the Registration Statement, reference is made to such exhibit for a more complete description of the matters involved, and each statement shall be deemed qualified in its entirety by such reference to the copy of the applicable document filed with the Commission.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     The following documents filed by the Company with the Commission are incorporated herein by reference: (1) Annual Report on Form 10-K for the fiscal year ended December 31, 1995; and (2) Quarterly Report on Form 10-Q for the thirteen weeks ended March 31, 1996. Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein modifies or supersedes such statement. Any such statement so modified or superseded shall be not deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will furnish, without charge, to each person to whom a Prospectus is delivered, upon written or oral request, a copy of the foregoing Annual Report on Form 10-K and the foregoing Quarterly Report on Form 10-Q, in each case other than exhibits thereto (unless such exhibits are specifically incorporated by reference therein). Requests for such documents should be submitted in writing to The Wackenhut Corporation, The Wackenhut Center, 4200 Wackenhut Drive #100, Palm Beach Gardens, Florida 33410-4243, Attention:
Corporate Secretary, or by telephone at (561) 622-5656.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and financial statements, including the notes thereto, appearing elsewhere in this Prospectus. Unless otherwise indicated: (i) the information contained in this Prospectus assumes that the Underwriters' over-allotment option will not be exercised; (ii) all references herein to the number of shares of Series A Common Stock, Series B Common Stock and Common Stock and per share data have been adjusted to reflect a 100% stock dividend declared in 1992, a 25% stock dividend declared in 1994, and a 25% stock dividend declared in 1995 (in each such case, effected in the form of a stock split), see "Description of Capital Stock;" and (iii) "Fiscal 1991," "Fiscal 1992," "Fiscal 1993," "Fiscal 1994" and "Fiscal 1995" refer to the Company's fiscal years ended December 29, 1991, January 3, 1993, January 2, 1994, January 1, 1995 and December 31, 1995,
respectively. This Prospectus contains certain forward-looking statements involving risks and uncertainties. The Company's actual results could differ materially from the results anticipated in these forward-looking statements as a result of certain of the factors set forth under "Risk Factors" and elsewhere in this Prospectus.

                                  THE COMPANY

GENERAL

     The Company is a leading international provider of security-related and other support services and a leading developer and manager of privatized correctional and detention facilities. The Company provides security services, food services and other related services to commercial and governmental customers through its services business (the "Services Business"). Through its 55%-owned Wackenhut Corrections Corporation subsidiary ("WCC"), the Company also provides correctional and detention facility design, development and management services to governmental agencies (the "Correctional Business"). The Company has approximately 45,000 full and part-time employees serving over 14,000 commercial and governmental customers through an extensive network of offices and operations in 48 states and 50 countries.

     The Company was incorporated in 1958 to continue the business that was originally established in 1954 by its Chairman and Chief Executive Officer, George R. Wackenhut, to provide security-related services to commercial and governmental customers. Since its founding, the Company has grown by: (i) enhancing its position in its core security-related services business through the development of specialized and upgraded services; (ii) targeting specific segments of the security services industry; and (iii)expanding into a range of other support services in response to a growing trend toward privatization of governmental services and outsourcing by commercial customers of non-core support functions.

     The Company is the third largest security services organization in the United States and is the leading United States-based provider of security services abroad. In addition to its core security-related services, which include guard and investigative services, the Company is a leader in the development of specialized niche services. For example, in response to a growing demand in the marketplace for security professionals with greater skill and responsibility levels, the Company has developed its Custom Protection Officer ("CPO") program to provide highly specialized and trained security professionals to a broad range of customers such as national retailers, banks and other financial institutions and gated communities. CPOs are also used as supplemental law enforcement forces by public transportation authorities and other governmental entities. Moreover, in seeking to respond to the specialized needs of its larger clients, the Company developed its national accounts ("National Accounts") program to provide customized security services on a national or regional level to large customers with multiple locations. The National Accounts program provides customers with a high level of service by providing a dedicated contact person within the Company who is responsible for coordinating their accounts on a nationwide basis. The Company believes that the National Accounts program may also enable it to expand the scope of services offered worldwide to its National Account customers. Management believes that the high quality and consistent service of its CPO and National Accounts programs provides the Company with an opportunity to enhance long-term relationships with its clients.

     As part of its strategy to respond to the growing trend toward privatization of governmental services, in 1984 the Company entered into the development and management of privatized correctional and detention facilities, a business which is now operated exclusively through WCC. As of May 2, 1996, WCC had contracts and awards to manage 28 correctional and detention facilities, with a design capacity of 20,932 beds. From December 29, 1991 to December 31, 1995, WCC's revenues increased from $37.9 million to $99.4 million and operating income increased from $1.7 million to $7.2 million, representing compound annual growth rates of 27.3% and 43.5%, respectively. In addition, from December 29, 1991 to December 31, 1995, the Company increased its design capacity of contracts at a compound annual growth rate of 37.4%. As of May 2, 1996, WCC's total equity market capitalization was approximately $574 million.

     In addition to its expansion into the Correctional Business through WCC, the Company has leveraged its management skills to expand into other support services. In 1992, the Company entered into the food service business for correctional institutions and, in January 1996, expanded its presence in this market through the acquisition of contracts and certain assets of the Correctional Food Services Division of Service America Corporation. In 1995, the Company's Food Services Division had revenues of $34.7 million and the Correctional Food Service Division of Service America Corporation, which the Company acquired, had revenues of $41.1 million. Presently, only 10% of the correctional foodservice market has been privatized. Consequently, the Company believes that as privatization of correctional food services continues to gain acceptance at state and local levels, the Food Services Division will have opportunities for expansion. In addition to the services which the Company has specifically targeted for expansion, the Company continues to explore and selectively invest in other service businesses, including temporary services, commercial and governmental support services, supplemental police services, crash-fire-rescue services, fire protection services, and airport services.

BUSINESS STRATEGY

     The Company's business strategy is focused on two primary objectives: (i) enhancing its position as a leading international provider of security and security-related services by distinguishing the type and quality of security services it provides; and (ii) using its security service expertise and contacts to offer other support services to its clients. Key elements of the Company's business strategy are described below:

     - ENHANCE LEADERSHIP POSITION OF CORE SECURITY-RELATED SERVICE
       BUSINESS. The Company strives to enhance its market position by attempting to provide the most reliable and consistent service in the industry. The Company believes its security professionals provide quality service because of: (i) strictly enforced screening and hiring procedures; (ii) intensive training; and (iii) well-organized supervisory and feedback procedures. The Company's customer turnover ratio, the industry benchmark for client satisfaction, has been significantly lower than the industry average. Domestically, the Company experienced 9.1% client turnover during 1995, a period in which the industry, the Company believes, experienced an approximate 20% client turnover rate. Furthermore, the Company's employee turnover ratio for traditional security guards has averaged approximately half of what the Company believes to be the industry average.

     - DEVELOP SPECIALIZED SECURITY SERVICES. The Company has identified and targeted National Accounts and CPOs as its primary growth areas in the security services business and seeks to expand its market position. Management believes that the high quality and consistent service of its National Accounts and CPO programs provide the Company with an opportunity to establish and enhance long-term relationships with its clients.

     - DEVELOP COMPLEMENTARY SUPPORT SERVICES. The Company will seek to expand the scope of complementary support services it offers. The Company's successful identification and development of the correctional business and the foodservice business has provided it with the experience it believes will allow it to develop other specialized programs and support services such as temporary services, building maintenance, supplemental police services, crash-fire-rescue services, fire protection services, and non-security airport services.

     - GEOGRAPHIC EXPANSION. The Company seeks to increase revenues and enhance earnings stability by continuing to expand its international presence. Historical revenue growth has been centered in Central and South America and, more recently, Western Europe. The Company has also been expanding into Central and Eastern Europe, the former Soviet Union, the People's Republic of China and other countries in the Far East in an attempt to capitalize on recent economic developments and political reforms in these areas. The Company believes this geographic diversity helps to protect its revenues and earnings from adverse regional economic and business cycles. In addition, the Company believes that its far reaching geographic presence, which includes 50 countries worldwide, provides it with an advantage when pursuing contracts with multi-national corporations.

     - CORRECTIONAL BUSINESS. WCC's objective is to enhance its position as one of the leading providers of privatized correctional and detention services. Key elements of WCC's business strategy include: (i) effective management of projects; (ii) selective development of new business opportunities; (iii) selective pursuit of acquisitions; (iv) expansion of its scope of services; (v) expansion into international markets by establishing alliances with strategic local partners; and (vi) limiting capital risk.

     - PURSUE SELECTED ACQUISITIONS. In addition to internal growth in the security-related services business, the Company's growth strategy includes the selected acquisition of other support service businesses. For example, through its January 1996 acquisition of the Correctional Food Service Division of Service America Corporation the Company has established a leading position in the growing correctional food service industry.

     The Company's principal executive offices are located in The Wackenhut Center at 4200 Wackenhut Drive #100, Palm Beach Gardens, Florida 33410-4243, and its telephone number is (561) 622-5656.

                                  THE OFFERING

Series B Common Stock Offered by:
  The Company.......................................  2,000,000 shares
  The Selling Shareholders..........................  2,000,000 shares
                                                      -----------
       Total........................................  4,000,000 shares
                                                      -----------
                                                      -----------
Shares of Common Stock to be
  Outstanding after the Offering:
  Series A Common Stock.............................  3,858,885 shares
  Series B Common Stock.............................  10,309,762 shares(1)
                                                      -----------
       Total........................................  14,168,647 shares
                                                      -----------
                                                      -----------
Use of Proceeds.....................................  The Company currently intends to use the net proceeds from this offering to
                                                        repay the outstanding balance on its
                                                        revolving loan, to repurchase a
                                                        portion of the receivables sold under
                                                        its accounts receivable
                                                        securitization facility, for possible
                                                        acquisitions, for systems and
                                                        technology upgrades and for general
                                                        corporate purposes. The Company's
                                                        growth strategy includes selective
                                                        acquisitions of businesses in
                                                        complementary market niches. See "Use
                                                        of Proceeds."
New York Stock Exchange Symbols:
  Series A Common Stock.............................  WAK
  Series B Common Stock.............................  WAKB
  WCC Common Stock..................................  WHC

- ---------------

(1) Excludes 707,313 shares of Series B Common Stock reserved for issuance upon exercise of outstanding stock options granted under the Company's Key Employee Long-Term Incentive Stock Option Plan. See Note 7 of Notes to Consolidated Financial Statements.

                         SUMMARY FINANCIAL INFORMATION

                                                                                                       THIRTEEN WEEKS ENDED
                                                             FISCAL(1)                                -----------------------
                                 ------------------------------------------------------------------    APRIL 2,    MARCH 31,
                                    1991         1992         1993           1994           1995         1995         1996
                                 ----------   ----------   ----------     ----------     ----------   ----------   ----------
                                                                                                            (UNAUDITED)
                                                            (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF INCOME DATA:
Revenues.......................    $570,411     $615,378     $659,256       $726,753       $796,732     $189,792    $212,474
Non-recurring charges..........          --           --       (1,726)(2)         --             --           --          --
Write-down of headquarters
  building.....................          --           --           --         (8,700)(3)         --           --          --
Provision for relocation
  costs........................          --           --           --             --             --           --        (750 )(4)
Operating income...............      13,859        3,367(5)     4,496          6,592         15,774        3,055       2,063
Income before income taxes.....      11,867        1,588        3,371          3,002         13,733        2,643       2,234
Provision for income taxes.....       4,378          834          485             17          4,742          898         769
Income before extraordinary
  charge and cumulative effect
  of accounting change.........       7,721        1,137        3,609          2,272          7,260        1,599         945
Extraordinary charge-early
  extinguishment of debt,
  net of income taxes..........          --           --       (1,444)          (887)            --           --          --
Cumulative effect of accounting
  change for income taxes......          --        7,370           --             --             --           --          --
Net income.....................       7,721        8,507        2,165          1,385          7,260        1,599         945
                                  =========    =========    =========      =========      =========    =========   =========
EARNINGS PER SHARE(6):
Income before extraordinary
  charge and cumulative effect
  of accounting change.........  $      .64   $      .09   $      .30     $      .19     $      .60   $     0.13   $    0.08
Extraordinary charge -- early
  extinguishment of debt, net
  of income taxes..............          --           --         (.12)          (.08)            --           --          --
Cumulative effect of accounting
  change for income taxes......          --          .61           --             --             --           --          --
                                 ----------   ----------   ----------     ----------     ----------   ----------   ----------
Net income.....................  $      .64   $      .70   $      .18(2)  $      .11(3)  $      .60   $     0.13   $    0.08 (4)
                                  =========    =========    =========      =========      =========    =========   =========
Weighted average shares
  outstanding..................  12,058,340   12,058,340   12,058,340     12,066,780     12,131,772   12,066,780   12,168,647

                                                                                           AT MARCH 31, 1996
                                                                                    --------------------------------
                                                                                      ACTUAL          AS ADJUSTED(7)
                                                                                    -----------       --------------
                                                                                              (UNAUDITED)
                                                                                             (IN THOUSANDS)
BALANCE SHEET DATA:
Working capital...................................................................   $  95,753           $122,568
Total assets......................................................................     259,578            286,393
Current portion of long-term debt.................................................          11                 11
Long-term debt....................................................................      15,310              5,860
Total debt........................................................................      15,321              5,871
Shareholders' equity..............................................................      88,256            124,521

- ---------------

(1) The Company's fiscal year ends on the Sunday closest to the calendar year end. Fiscal 1991, Fiscal 1993, Fiscal 1994 and Fiscal 1995 each included 52 weeks. Fiscal 1992 included 53 weeks.
(2) In Fiscal 1993, the Company recognized non-recurring charges of $1,726,000 ($1,061,000 net of income taxes, or $.09 per share). A significant portion of these charges was due to a $791,000 decrease in the value of guard contracts acquired in 1991.
(3) In Fiscal 1994, the Company recognized a one time operating expense of $8,700,000 ($5,350,000 net of income taxes, or $.44 per share) in connection with the writedown of its former headquarters building.
(4) During the first quarter of 1996, the Company recognized a provision for relocation costs in the amount of $750,000 ($461,000 net of income taxes, or $.04 per share).
(5) In Fiscal 1992, operating income included a $1,500,000 provision for legal expenses, a write-down of $1,900,000 in the balance of a note receivable, an increase in the provision for doubtful accounts of $800,000, and a $1,800,000 operating loss related to the decrease in revenue on a major contract for Wackenhut Applied Technologies Center, Inc.
(6) Per share amounts are restated to reflect a 100% stock dividend declared during Fiscal 1992, a 25% stock dividend declared during Fiscal 1994 and a 25% stock dividend declared during Fiscal 1995 (in each case, effected in the form of a stock split).
(7) Adjusted to give effect to the sale of 2,000,000 shares of Series B Common Stock offered by the Company hereby at an assumed offering price of $19.50 per share (after deduction of underwriting discounts and commissions and estimated offering expenses) and the application of the net proceeds therefrom. See "Use of Proceeds."

                                  RISK FACTORS

     In connection with an investment in the shares of Series B Common Stock offered hereby, prospective investors should consider carefully the following factors which can affect the Company's current position and future prospects, in addition to the other information set forth in this Prospectus. The following factors and other information set forth in this Prospectus contain certain forward-looking statements involving risks and uncertainties. The Company's actual results could differ materially from the results anticipated in these forward-looking statements as a result of certain factors set forth in this section and elsewhere in this Prospectus.

     REVENUE AND PROFIT GROWTH DEPENDENT ON EXPANSION. The Company's growth will depend to a significant degree upon its ability to obtain additional service contracts and correctional and detention facility development and management contracts and to retain existing contracts. The Company anticipates that there will be significant competition among: (i) providers of security-related and other support services for service contracts and for the renewal of such contracts upon expiration and (ii) operators of correctional and detention facilities for development and management contracts for new facilities and for the renewal of those contracts upon expiration. Accordingly, there can be no assurance that the Company will be able to obtain contracts or to retain contracts upon expiration thereof. Growth of the Correctional Business is generally dependent on the development and management of new correctional and detention facilities, since contracts to manage existing public facilities are not typically offered to private operators. The rate of development of new facilities and, therefore, the Correctional Business' potential for growth, will depend on a number of factors, including crime rates and sentencing patterns in countries in which WCC operates, governmental and public acceptance of the concept of privatization, the number of facilities available for privatization and WCC's ability to obtain awards for contracts and to integrate new facilities into its management structure on a profitable basis. In addition, certain jurisdictions recently have required the successful bidder to make a significant capital investment in connection with the financing of a particular project. WCC's ability to secure awards under such circumstances will, therefore, also depend on WCC having sufficient capital resources. See "Business -- Business Strategy."

     GROWTH/ACQUISITION STRATEGY. The Company intends to grow both its Services Business and its Correctional Business through internal expansion and through selective acquisitions of additional companies or assets that would expand its existing business. There can be no assurance that the Company will be able to identify, acquire or profitably manage additional companies or assets or successfully integrate such additional companies or assets into the Company without substantial costs, delays or other problems. In addition, there can be no assurance that companies acquired in the future will be profitable at the time of their acquisition or will achieve levels of profitability that justify the investment therein. Acquisitions may involve a number of special risks, including, but not limited to, adverse short-term effects on the Company's reported operating results, diversion of management's attention, dependence on retaining, hiring and training key personnel, risks associated with unanticipated problems or legal liabilities and amortization of acquired intangible assets, some or all of which could have a material adverse effect on the Company's operations and financial performance. See "Business -- Business Strategy."

     CAPITAL REQUIREMENTS TO FUND GROWTH. The Company's acquisition strategy may require substantial capital. While the Company believes that its present capital position will be sufficient to meet its capital requirements, future acquisitions may require additional capital. Such capital may be obtained by borrowings under the Company's existing credit facilities, through the issuance of long-term or short-term indebtedness or through the issuance of equity securities in private or public transactions. This could result in dilution of existing equity positions and/or increased interest expense. There can be no assurance that acceptable capital financing for future acquisitions can be obtained on suitable terms, if at all. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     INTERNATIONAL OPERATIONS. In Fiscal 1993, Fiscal 1994, Fiscal 1995 and the thirteen weeks ended March 31, 1996, revenues derived from the provision of services to customers outside the United States accounted for approximately 12.7%, 15.3%, 18.1% and 16.6%, respectively, of the Company's consolidated revenues. The Company anticipates that international revenues will continue to account for a significant portion of consolidated revenues in the foreseeable future. The Company's operating results, therefore, are subject to the risks inherent in international operations, including various regulatory requirements, fluctuations in currency exchange rates, political and economic changes and disruptions, tariffs or other barriers, and difficulties in staffing and managing foreign operations. One or more of these factors may have a material adverse effect on the Company's future international operations and, consequently, on the Company's operating results. See "Business -- International Group."

     CONTRACTS WITH GOVERNMENTAL AGENCIES. The Company's service contracts with governmental agencies are typically cost-reimbursable contracts providing the Company with the opportunity to earn award fees based on the achievement of performance goals. Award fees directly affect the Company's operating income and, consequently, any reduction in such award fees may adversely affect the Company's results of operations. The Company's service contracts with governmental agencies and correctional and detention facility management contracts are all subject to either annual or bi-annual governmental appropriations. A failure by a governmental agency to receive such appropriations could result in termination of the service or correctional or detention facility management contract by such agency or a reduction of fees payable to the Company. Even if funds are appropriated, the timing of such appropriations may cause delays in payment which could negatively affect the Company's cash flow. In addition, because of the concentration of the Company's revenues attributable to agencies of the United States government, the budgeting pressures faced by the United States government and agencies thereof could result in the loss of existing contracts or reduce the Company's growth potential in this area. These factors could have a material adverse effect on the Company's results of operations. See "Business -- Government Services."

     BUSINESS CONCENTRATION. Contracts with the United States Department of Energy accounted for approximately 17% of the Company's consolidated revenues in Fiscal 1995. Moreover, correctional contracts with governmental agencies of the State of Texas accounted for 41%, 37% and 41% of WCC's revenues in Fiscal 1994, Fiscal 1995 and the first quarter of 1996, respectively. Contracts with the New South Wales Department of Corrective Services accounted for 15%, 13% and 11% of WCC's revenues during Fiscal 1994, Fiscal 1995 and the first quarter of 1996, respectively. Contracts with the Queensland Corrective Services Commission accounted for 13% of WCC's revenues during Fiscal 1994, Fiscal 1995 and the first quarter of 1996. Contracts with the Louisiana Department of Public Safety and Corrections accounted for 13%, 11% and 11% of WCC's revenues in Fiscal 1994, Fiscal 1995 and the first quarter of 1996 , respectively. The loss of, or a significant decrease in, the Company's business with the Department of Energy or WCC's business with the foregoing agencies could have a material adverse effect on the Company's results of operations. See "Business -- Customers."

     CORRECTIONAL CONTRACTS. WCC's facility management contracts typically have terms ranging from one to five years. WCC has two contracts that will expire in 1996, one of which has a two-year renewal option which is automatically renewed subject to legislative appropriation and one of which will be subject to competitive re-bid. In addition, WCC has three contracts that are under renegotiation. WCC's management contracts generally contain one or more renewal options for terms ranging from one to five years. Only the contracting governmental agency may exercise a renewal option. No assurance can be given that any agency will exercise a renewal option in the future. Additionally, the contracting governmental agency typically may terminate a facility contract without cause by giving WCC adequate written notice. Furthermore, in certain cases the development of facilities to be managed by WCC is subject to the facility obtaining construction financing. Such financing may be obtained through a variety of means, including without limitation, sale of tax-exempt bonds or other obligations or direct governmental appropriation. The sale of tax-exempt bonds may be adversely affected by changes in applicable tax laws or adverse changes in the market for tax-exempt bonds or other obligations.

     POTENTIAL LEGAL LIABILITY. The Company's provision of security-related services and correctional and detention facility management services exposes the Company to potential third-party claims or litigation by persons for personal injury or other damages resulting from contact with Company personnel. In the case of WCC, such damages may arise from a prisoner's escape or from a disturbance or riot at a WCC-managed facility. WCC's management contracts generally require WCC to indemnify the governmental agency against any damages to which the governmental agency may be subject in connection with such claims or litigation. Under principles of common law, the Company can generally be held liable for wrongful acts or omissions of its agents or employees performed in the course and within the scope of their agency or employment. In addition, some states have adopted statutes that expressly impose on the Company legal responsibility for the conduct of its agents and employees. While the Company maintains an insurance program that provides coverage for certain liability risks, including personal injury, death and property damage where the Company or WCC is found negligent, the laws of many states limit or prohibit insurance coverage for liability for punitive damages arising from willful, wanton or grossly negligent conduct. There can be no assurance that the Company's insurance will be adequate to cover all potential claims or damages. See "Business -- Business Regulations and Legal Considerations; Legal Proceedings."

     INFLATION. The Company's largest expense is personnel costs. A number of the Company's security-related and correctional and detention facility management contracts, including contracts with governmental agencies and national accounts, provide for payments of either fixed fees or fees that increase by only small amounts during their terms. If, due to inflation or other causes, the Company must increase the wages and salaries of its employees at rates faster than it can increase the fees charged under such contracts, the Company's profitability would be adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Inflation."

     COMPETITION. The security-related and other support service industries are highly competitive and fragmented. The Company competes with a number of major national companies, including, but not limited to, Borg-Warner Security Corporation and Pinkerton's Inc., as well as local or regional security service companies. Through WCC, the Company competes with a number of companies in the correctional business, including Corrections Corporation of America, U.K. Detention Services, Ltd. and U.S. Corrections Corporation. Some of the companies with which the Company and WCC compete are larger and have greater resources than the Company or WCC. The smaller local and regional companies with which the Company and WCC compete may have better knowledge of the local conditions and be better able to gain political and public acceptance. Potential competitors can enter the Services Business or the Correctional Business without substantial capital investment or previous experience. In addition, the Company and WCC may compete in some markets with governmental agencies that provide security-related or other support services and manage correctional facilities. See
"Business -- Competition."

     ACCEPTANCE OF PRIVATIZATION OF TRADITIONAL PUBLIC FUNCTIONS. Privatization of traditional governmental functions such as food service at prisons and the management of correctional and detention facilities by private entities has not achieved complete acceptance by either governments or the public. Some sectors of the federal government and some state governments are legally unable to delegate traditional management responsibilities, including management of correctional and detention facilities, to private companies. The performance of traditional government functions by private companies is not widely understood by the public and has encountered resistance from certain groups, such as labor unions, sheriff's departments and groups that believe certain functions, including correctional and detention facility management should only be conducted by governmental agencies. Such resistance may cause a change in public and governmental acceptance of privatization in general. In addition, changes in dominant political parties in any of the markets in which the Company or WCC operates could result in significant changes to previously established views of privatization in such markets.

     GOVERNMENTAL REGULATION: OVERSIGHT, AUDITS AND INVESTIGATIONS. The Company's Correctional Business and certain portions of its Services Business are highly regulated by a variety of governmental authorities which oversee the Company's businesses and operations. For example, with respect to the Correctional Business, the contracting agency typically assigns full-time, on-site personnel to a facility to monitor WCC's compliance with contract terms and applicable laws and regulations. Failure by WCC to comply with contract terms or regulations could expose it to substantial penalties, including the loss of a facility management contract. In addition, changes in existing regulations could require the Company to modify substantially the manner in which it conducts business and, therefore, could have a material adverse effect on the Company's results of operations. See "Business Regulation and Legal Considerations."

     Additionally, the Company's security-related and correctional contracts give the contracting agency the right to conduct audits of the Company's services provided or the facilities and operations managed by the

Company for the agency, and such audits occur routinely. An audit involves a governmental agency's review of the Company's compliance with the prescribed policies and procedures established with respect to services provided or the facility managed. The Company also may be subject to investigations as a result of an audit or other causes.

     UNCERTAINTY OF FUTURE DIVIDENDS. No assurance can be given that the Company will continue its practice of paying regular quarterly dividends in the future. The Company's ability to declare or pay dividends may be limited by the terms of existing credit agreements. If the Company is permitted to pay dividends, payment of such dividends will nevertheless be at the discretion of the Company's Board of Directors and will depend on various factors, some of which may be beyond the control of the Company. See "Dividend Policy."

     DEPENDENCE UPON EXECUTIVE OFFICERS AND OTHER KEY EMPLOYEES. The continued success of the Company is dependent to a significant degree upon the continuing services of its executive officers. The loss or unavailability of any of the Company's executive officers could have an adverse effect on the Company. The Company does not have long-term employment contracts with any of its executive officers. In addition, the Company is dependent upon its ability to hire and retain senior operational employees. See "Management."

     PRICE OF COMMON STOCK. The Company believes certain factors, such as sales of Common Stock into the market by existing shareholders, fluctuations in operating results of the Company or its competitors and market conditions generally for similar stocks could cause the market price of the Common Stock to fluctuate. In addition, any fluctuation in WCC's stock price may result in a corresponding fluctuation in the Company's stock price.

     CONTROL OF COMPANY. Prior to this Offering, George R. Wackenhut and his wife, Ruth J. Wackenhut, individually and through trusts over which they have sole dispositive and voting power, control approximately 50.004% of the issued and outstanding voting common stock of the Company. Following the completion of this offering, George R. Wackenhut and Ruth J. Wackenhut will continue to control approximately 50.004% of the voting common stock of the Company. As a result, George R. Wackenhut and Ruth J. Wackenhut will be able to control virtually all matters requiring approval of the shareholders of the Company, including the election of all of the directors.

     ANTI-TAKEOVER PROVISIONS. Certain provisions of the Company's Articles of Incorporation (the "Articles") and Bylaws (the "Bylaws") may be deemed to have anti-takeover effects and may delay, defer or prevent a takeover attempt that shareholders might consider in their best interest. Pursuant to the Articles, the Company's Board of Directors has the authority to issue shares of preferred stock and to determine the rights, preferences, privileges and restrictions of such shares without any further vote or action by the Company's shareholders. Thus, the Company's Board of Directors could authorize and issue shares of preferred stock with voting or conversion rights that could adversely affect the voting rights of holders of the Common Stock. In addition, the issuance of preferred stock under certain circumstances could have the effect of delaying or preventing a change in control of the Company, since the terms of such preferred stock could prohibit the Company's consummation of any merger, reorganization, sale of substantially all of the assets, liquidation or other comparable extraordinary transaction without the approval of the holders of such preferred stock. Also, certain provisions of the Florida Business Corporation Act have anti-takeover effects and may inhibit a non-negotiated merger or other business combination. These provisions are intended to encourage any person interested in acquiring the Company to negotiate with, and to obtain the approval of, the Company's Board of Directors in connection with such a transaction. However, certain of these provisions may discourage a future acquisition of the Company, including an acquisition in which the shareholders might otherwise receive a premium for their shares. As a result, shareholders who might desire to participate in such a transaction may not have the opportunity to do so. See "Description of Capital Stock."

     SHARES ELIGIBLE FOR FUTURE SALE. Upon completion of this offering, the Company will have a total of 10,309,762 shares of Series B Common Stock outstanding (10,909,762 shares if the Underwriters' over-allotment option is exercised in full). Of these shares, the 4,000,000 shares offered hereby (4,600,000 shares if the Underwriters' over-allotment option is exercised in full) and 4,204,566 other shares of Series B Common Stock will be freely tradeable by persons other than affiliates of the Company, without restriction or need for registration under the Securities Act of 1933, as amended (the "Securities Act"). All of the remaining outstanding 2,105,196 shares of Series B Common Stock are "Restricted Securities" as defined by Rule 144 promulgated under the Securities Act ("Rule 144"). Such shares will be eligible for sale upon the expiration of certain lock-up agreements executed by the Company, the Selling Shareholder and the Company's executive officers and directors, subject to the manner of sale, volume, notice and information requirements of Rule 144. As of May 2, 1996, the Company had outstanding unexercised options to purchase 707,313 shares of Series B Common Stock under the Company's Key Employee Long-Term Incentive Stock Option Plan (the "Stock Option Plan"). The Company has registered the issuance of the Series B Common Stock in connection with the exercise of options under the Stock Option Plan and, consequently, such shares are available for sale in the public market without restriction to the extent they are not held by affiliates as that term is defined under Rule 144. Sales of substantial amounts of shares of Series B Common Stock in the public market, or the availability of such shares for future sale, could adversely affect the market price of Series B Common Stock. See "Shares Eligible for Future Sale" and "Underwriting."

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the 2,000,000 shares of Series B Common Stock offered by the Company hereby (after deducting underwriting discounts and commissions and estimated offering expenses) are estimated to be approximately $36.3 million ($47.3 million if the Underwriters' over-allotment option is exercised in full). The Company will not receive any proceeds from the sale of shares by the Selling Shareholders. The Company currently intends to use a portion of the net proceeds to repay the outstanding balance on its revolving loan (presently bearing interest at 6.0% and maturing in January 1998), to repurchase a portion of the receivables sold under the Company's accounts receivable securitization facility (approximately $50,000,000 as of May 2, 1996), approximately $13.7 million of which was sold to fund the acquisition of the contracts and certain assets of the Correctional Food Services Division of Service America Corporation in January 1996, for possible future acquisitions, for systems and technology upgrades and for general corporate purposes. The Company's growth strategy includes selective acquisition of businesses in complementary market niches. While the Company may pursue acquisitions of such businesses, there can be no assurance that suitable acquisition candidates will be identified or that any acquisitions will be consummated. See Note 2 of Notes to Consolidated Financial Statements for a description of the Company's accounts receivable securitization facility, including applicable funding costs and maturity. See also "Capitalization" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

                          PRICE RANGE OF COMMON STOCK

     The Series A Common Stock and the Series B Common Stock are listed on the New York Stock Exchange under the symbols "WAK" and "WAKB," respectively. The following table sets forth, for the periods indicated, the range of high and low sales prices per share of the Series A Common Stock and Series B Common Stock, as reported by the New York Stock Exchange:

                                                              SERIES A         SERIES B
                                                            ------------     ------------
                                                            HIGH     LOW     HIGH     LOW
                                                            ----     ---     ----     ---
    1994
    ------------------------------------------------------
      First Quarter.......................................  $ 9  1/4 $7  7/8 $ 7  3/8 $6  3/8
      Second Quarter......................................    9  3/4  8  1/8   7  1/2  6
      Third Quarter.......................................   10  3/8  8  3/4   9       6  5/8
      Fourth Quarter......................................   10  1/4  7  1/4   8  7/8  6  7/8
    1995
    ------------------------------------------------------
      First Quarter.......................................  $14      $8  3/8 $12  3/4 $8  1/2
      Second Quarter......................................   15  1/4 10  7/8  12  3/8  9
      Third Quarter.......................................   12  3/4 11  1/8  11  1/4  9  7/8
      Fourth Quarter......................................   14  1/2 12       12  3/4 10  3/8
    1996
    ------------------------------------------------------
      First Quarter.......................................  $20  3/8 $14 1/8 $17  1/8 $12 3/8
      Second Quarter (through May 2, 1996)................  $25  5/8 $18 3/4 $20  1/2 $14 3/4

     On May 2, 1996, the last reported sales prices of the Series A Common Stock and the Series B Common Stock on the New York Stock Exchange were $25 and
$19 1/2 per share, respectively, and there were approximately 864 holders of record of the Series A Common Stock and 922 holders of record of the Series B Common Stock.

                                DIVIDEND POLICY

     The Company has paid cash dividends in equal per share amounts on outstanding shares of Common Stock, as set forth below, for the periods indicated. The determination of the amount of future cash dividends, if any, to be declared and paid will be at the discretion of the Company's Board of Directors and will depend on the Company's financial condition, earnings and funds available from operations, capital expenditures, contractual restrictions, future business prospects and such other matters as the Board of Directors of the Company may deem relevant. Furthermore, the Company's ability to declare or pay dividends may be limited by the terms of existing credit agreements. See
Note 5 of Notes to Consolidated Financial Statements. Accordingly, no assurance can be given that the Company will be able to pay dividends in the future. The shares offered hereby are not eligible for dividends declared in the second quarter of Fiscal 1996.

    1994
    ----------------------------------------------------------------------------
      First Quarter.............................................................  $.0575
      Second Quarter............................................................   .0575
      Third Quarter.............................................................   .0575
      Fourth Quarter............................................................   .0575
    1995
    ----------------------------------------------------------------------------
      First Quarter.............................................................  $.0600
      Second Quarter............................................................   .0600
      Third Quarter.............................................................   .0600
      Fourth Quarter............................................................   .0600
    1996
    ----------------------------------------------------------------------------
      First Quarter.............................................................  $.0650

                                 CAPITALIZATION

     The following table sets forth: (i) the actual capitalization of the Company at March 31, 1996; and (ii) the capitalization of the Company at that date as adjusted to give effect to the sale of the 2,000,000 shares of Series B Common Stock offered by the Company hereby and the application of the estimated net proceeds therefrom (the "Offering"), which are estimated to be $36.3 million after deducting underwriting discounts and commissions and estimated offering expenses. See "Use of Proceeds." The information set forth in the table should be read in conjunction with the unaudited Consolidated Financial Statements of the Company and Notes thereto included elsewhere or incorporated by reference in this Prospectus.

                                                                        MARCH 31, 1996
                                                                  ---------------------------
                                                                   ACTUAL      AS ADJUSTED(4)
                                                                  --------     --------------
                                                                          (UNAUDITED)
                                                                        (IN THOUSANDS)
Long-term debt..................................................  $ 15,310        $  5,860
Minority Interest...............................................    36,504          36,504
Common Stock, $.10 par value, 20,000,000 shares
  authorized; Series A, 3,858,885 shares issued and
  outstanding, and Series B, 8,309,762 shares issued
  and outstanding at March 31, 1996 and 10,309,762 as
  adjusted(1)(2)................................................     1,217           1,417
Additional paid-in capital......................................    64,934         100,999
Retained earnings...............................................    25,937          25,937
Other(3)........................................................    (3,832)         (3,832)
                                                                  --------     --------------
  Total shareholders' equity....................................    88,256         124,521
                                                                  --------     --------------
  Capitalization................................................  $140,070        $166,885
                                                                  ========     ==============

- ---------------

(1) Excludes 707,313 shares reserved for issuance upon the exercise of outstanding stock options under the Company's Key Employee Long-Term Incentive Stock Option Plan. See Note 7 of Notes to Consolidated Financial Statements.
(2) The Company has called a special meeting of the shareholders of the Company to approve a proposal to increase the number of authorized shares of Common Stock. See "Description of Capital Stock."
(3) Includes unrealized loss on marketable securities and cumulative translation adjustment.
(4) Adjusted to give effect to the sale by the Company of 2,000,000 shares of Common Stock offered hereby at an assumed public offering price of $19.50 per share and the application of the net proceeds therefrom. See "Use of Proceeds."

                            SELECTED FINANCIAL DATA

     The selected financial data for the Company set forth below with respect to the Statement of Income Data and Balance Sheet Data for and at the end of Fiscal 1991, Fiscal 1992, Fiscal 1993, Fiscal 1994 and Fiscal 1995 are derived from the Consolidated Financial Statements of the Company. The selected financial data with respect to Statement of Income Data for the thirteen weeks ended April 2, 1995 and March 31, 1996 and Balance Sheet Data at March 31, 1996 are derived from the unaudited consolidated financial statements of the Company which, in the opinion of management, reflect all adjustments (consisting of only normal recurring adjustments) necessary for a fair presentation of such data. The data for the thirteen weeks ended March 31, 1996 are not necessarily indicative of the results that may be expected for the entire fiscal year. The Selected Financial Data should be read in conjunction with the Company's Consolidated Financial Statements and the Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere or incorporated by reference in this Prospectus.

                                                                                                            THIRTEEN WEEKS ENDED
                                                                     FISCAL(1)                              ---------------------
                                             ----------------------------------------------------------     APRIL 2,    MARCH 31,
                                               1991       1992         1993         1994         1995         1995        1996
                                             --------   --------     --------     --------     --------     ---------   ---------
                                                                                                                 (UNAUDITED)
                                                                    (IN THOUSANDS, EXCEPT FOR SHARE DATA)
STATEMENT OF INCOME DATA:
Revenues...................................  $570,411   $615,378     $659,256     $726,753     $796,732     $189,792    $212,474
Non-recurring charges......................        --         --       (1,726)(2)       --           --           --          --
Write-down of headquarters building........        --         --           --       (8,700)(3)       --           --          --
Provision for relocation costs.............        --         --           --           --           --           --        (750)(4)
Operating income...........................    13,859      3,367(5)     4,496        6,592       15,774        3,055       2,063
Income before income taxes.................    11,867      1,588        3,371        3,002       13,733        2,643       2,234
Provision for income taxes.................     4,378        834          485           17        4,742          898         769
Income before extraordinary charge and
  cumulative effect of accounting change...     7,721      1,137        3,609        2,272        7,260        1,599         945
Extraordinary charge -- early
  extinguishment of debt, net of income
  taxes....................................        --         --       (1,444)        (887)          --           --          --
Cumulative effect of accounting change for
  income taxes.............................        --      7,370           --           --           --           --          --
Net income.................................     7,721      8,507        2,165        1,385        7,260        1,599         945
                                             ========   ========     ========     ========     ========     ========    =========
EARNINGS PER SHARE(6):
Income before extraordinary charge and
  cumulative effect of accounting change...  $    .64   $    .09     $    .30     $    .19     $    .60     $    .13    $    .08
Extraordinary charge -- early
  extinguishment of debt, net of income
  taxes....................................        --         --         (.12)        (.08)          --           --          --
Cumulative effect of accounting change for
  income taxes.............................        --        .61           --           --           --           --          --
                                             --------   --------     --------     --------     --------     ---------   ---------
Net income.................................  $    .64   $    .70     $    .18(2)  $    .11(3)  $    .60     $    .13    $    .08 (4)
Total dividends per share..................  $    .19   $    .20     $    .23     $    .23     $    .24     $    .06    $    .07

                                                              END OF FISCAL                                 AT MARCH 31, 1996
                                       ------------------------------------------------------------     -------------------------
                                         1991         1992         1993         1994         1995        ACTUAL    AS ADJUSTED(7)
                                       --------     --------     --------     --------     --------     --------   --------------
                                                                                                               (UNAUDITED)
                                                                             (IN THOUSANDS)
BALANCE SHEET DATA:
Working capital......................  $ 48,599     $ 56,932     $ 56,163     $ 75,589     $ 49,638     $ 95,753      $122,568
Total assets.........................   172,093      192,236      211,297      212,757      197,927      259,578       286,393
Current portion of long-term debt....       730          730       10,456           --           11           11            11
Long-term debt.......................    46,920       63,260       57,484       38,991        5,376       15,310         5,860
Total debt...........................    47,650       63,990       67,940       42,756        6,502       15,321         5,871
Shareholders' equity.................    42,847       47,587       47,362       57,459       62,904       88,256       124,521

- ---------------

(1) The Company's fiscal year ends on the Sunday closest to the calendar year end. Fiscal 1991, Fiscal 1993, Fiscal 1994 and Fiscal 1995 each included 52 weeks. Fiscal 1992 included 53 weeks.
(2) In Fiscal 1993, the Company recognized non-recurring charges of $1,726,000 ($1,061,000 net of income taxes, or $.09 per share). A significant portion of these charges was due to a $791,000 decrease in the value of guard contracts acquired in 1991.
(3) In Fiscal 1994, the Company recognized a one-time operating expense of $8,700,000 ($5,350,000 net of income taxes, or $.44 per share) in connection with the writedown of its former headquarters building.
(4) During the first quarter of 1996, the Company recognized a provision for relocation costs in the amount of $750,000 ($461,000 net of income taxes, or $.04 per share).
(5) In Fiscal 1992, operating income included a $1,500,000 provision for legal expenses, a write-down of $1,900,000 in the balance of a note receivable, an increase in the provision for doubtful accounts of $800,000, and a $1,800,000 operating loss related to the decrease in revenue on a major contract for Wackenhut Applied Technologies Center, Inc.
(6) Per share amounts are restated to reflect a 100% stock dividend declared during Fiscal 1992, a 25% stock dividend declared during Fiscal 1994 and a 25% stock dividend declared during Fiscal 1995 (in each case, effected in the form of a stock split).
(7) Adjusted to give effect to the sale of 2,000,000 shares of Series B Common Stock offered by the Company hereby at an assumed offering price of $19.50 per share (after deduction of underwriting discounts and commissions and estimated offering expenses) and the application of the net proceeds therefrom. See "Use of Proceeds."

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

                                    OVERVIEW

     Since its inception in 1954, the Company has become a leading international provider of security-related and other support services and a leading developer and manager of privatized correctional and detention facilities. The Company provides security-related and other support services through the Services Business and correctional services through the Correctional Business. Through the Services Business, the Company provides physical security services, food services and other related services to commercial and governmental customers. Through the Correctional Business, the Company provides correctional and detention facility design, development and management services to government agencies. The Company is managed through three operating groups: the Domestic Operations Group, the Government Services Group and the International Group. The Services Business is operated through all three groups, while the Correctional Business is operated by the Government Services Group exclusively through the Company's 55%-owned WCC subsidiary. For presentation purposes, the financial results of WCC are described separately from the results of the Government Services Group's other operations.

     From a well established base in its core security-related services business, the Company has expanded into a range of other support services in response to a trend toward privatization of governmental services and outsourcing by commercial customers of non-core support functions. For example, in 1984 the Company expanded into the Correctional Business which in Fiscal 1995 increased its revenues by 18.3% and operating income by 62.6% from Fiscal 1994. Moreover, in Fiscal 1992 the Company entered the foodservice business for correctional institutions, which in Fiscal 1995 generated $34.7 million in revenues. The Company continues to expand its market presence in these areas and, consistent with that strategy, acquired the contracts and certain assets of the Correctional Food Service Division of Service America Corporation in early 1996. The Company continues to explore and may selectively invest in other service businesses such as temporary services, building maintenance, supplemental police services, crash-fire-rescue services, fire protection services, and airport services.

     During Fiscal 1995, the Company continued to achieve sustained growth. Between Fiscal 1991 and Fiscal 1995, the Company's consolidated revenues increased at a compound annual growth rate of 8.7%, including a 9.6% increase from Fiscal 1994 to Fiscal 1995.

     The Domestic Operations Group lead the growth in revenues of the Services Business with an increase of 11.2% to $423.7 million in Fiscal 1995 from $380.9 million in Fiscal 1994, which was attributable to: (i) a significant increase in revenues derived from the provision of core security-related services to National Accounts; (ii) an increase in its CPO business; and (iii) expansion of market share in the correctional foodservice business.

     The International Group also achieved significant growth, with revenues increasing 25.9% to $113.2 million in Fiscal 1995 from $89.9 million in Fiscal 1994. The increase in revenues was principally attributable to steady geographical expansion, including expansion in the Central and South American and European operations.

     Government Services Group (excluding WCC) revenues decreased 6.5% to $166.0 million in Fiscal 1995 from $177.6 million in Fiscal 1994, primarily as a result of reductions in government funding for security at United States Department of Energy facilities. Contracts with the Department of Energy are typically cost reimbursable contracts for which the Company can earn award fees based on performance factors. Although award fee pools available to the Company have not been reduced significantly, further reductions in revenues could impact profit contribution from these contracts.

     During Fiscal 1995, WCC continued to generate sustained growth. Between Fiscal 1991 and Fiscal 1995, WCC generated compound annual revenue growth of 27.3%, which included an 18.3% increase in Fiscal 1995. Operating income increased 62.6% in Fiscal 1995, and has grown from $1.7 million in Fiscal 1991 to $7.2 million in Fiscal 1995. Revenue and operating income increases reflect an increase from eight facilities and 1.0 million compensated resident days in Fiscal 1991 to 16 facilities and
2.4 million compensated resident days in Fiscal 1995.

     In December 1995, the Company sold its headquarters building in Coral Gables, Florida, and subsequently relocated to a newly constructed, leased building in Palm Beach Gardens, Florida. The move to a more efficient building in a less expensive location should result in reduced annual operating costs. However, a one-time $750,000 provision against first quarter 1996 earnings was recorded for the cost of the move.

                             RESULTS OF OPERATIONS

     The table below summarizes results of operations for the Company's two business segments by organizational group.

                                                           FISCAL                                     THIRTEEN WEEKS ENDED
                                ------------------------------------------------------------   ----------------------------------
                                                         % CHANGE                  % CHANGE                             % CHANGE
                                                        VS. FISCAL                VS. FISCAL   APRIL 2,    MARCH 31,   VS. PERIOD
                                  1993         1994        1993          1995        1994        1995        1996       IN 1995
                                --------     --------   ----------     --------   ----------   ---------   ---------   ----------
                                                                         (IN THOUSANDS)
REVENUES:
Services Business
  Domestic Operations Group...  $336,048     $380,941       13.4%      $423,743       11.2%    $101,751    $119,401        17.4%
  Government Services Group
    (excluding WCC)...........   184,915      177,613       (3.9)       166,035       (6.5)      41,403      39,499        (4.6)
  International Group.........    82,759       89,900        8.6        113,205       25.9       24,737      24,259        (1.9)
  Other.......................     1,019        1,222       19.9          1,141       (6.6)         690          84       (87.8)
  Inter-Group Revenues........    (4,269)      (6,949)        --         (6,823)        --       (2,263 )      (203 )        --
                                --------     --------      -----       --------      -----     ---------   ---------   ----------
                                 600,472      642,727        7.0        697,301        8.5      166,318     183,040        10.1
Correctional
  Business -- WCC.............    58,784       84,026       42.9         99,431       18.3       23,474      29,434        25.4
                                --------     --------      -----       --------      -----     ---------   ---------   ----------
Consolidated Revenues.........  $659,256     $726,753       10.2%      $796,732        9.6%    $189,792    $212,474        12.0%
                                --------     --------      -----       --------      -----     ---------   ---------   ----------
OPERATING INCOME:
Services Business
  Domestic Operations Group...  $ 10,434     $ 12,977       24.4%      $ 13,501        4.0%    $  2,922       2,935         0.4%
  Government Services Group
    (excluding WCC)...........     3,499        5,162       47.5          2,871      (44.4)         895       1,098        22.7
  International Group.........     2,164        2,992       38.3          2,783       (7.0)         480         192       (60.0)
  Corporate Expenses and
    Underwriting Losses.......   (13,047)     (10,285)      21.2        (10,610)      (3.2)      (2,832 )    (3,131 )     (10.6)
                                --------     --------      -----       --------      -----     ---------   ---------   ----------
                                   3,050       10,846      255.6          8,545      (21.2)       1,465       1,094       (25.3)
Correctional
  Business -- WCC.............     1,446        4,446      207.5          7,229       62.6        1,590       1,719         8.1
Write-down of Headquarters
  Building....................        --       (8,700)        --             --         --           --          --          --
Provision for relocation
  costs.......................        --           --         --             --         --           --        (750 )        --
                                --------     --------      -----       --------      -----     ---------   ---------   ----------
Consolidated Operating
  Income......................  $  4,496     $  6,592       46.6%      $ 15,774      139.3%    $  3,055       2,063       (32.5)%
                                --------     --------      -----       --------      -----     ---------   ---------   ----------

COMPARISON OF THIRTEEN WEEKS ENDED MARCH 31, 1996 TO
THIRTEEN WEEKS ENDED APRIL 2, 1995

REVENUES

     Consolidated revenues increased 12.0% to $212.5 million in the thirteen weeks ended March 31, 1996 (the "First Thirteen Weeks of 1996") from $189.8 million in the thirteen weeks ended April 2, 1995 (the "First Thirteen Weeks of 1995").

  SERVICES BUSINESS

     Services Business revenues increased 10.1% to $183.0 million in the First Thirteen Weeks of 1996 from $166.3 million in the First Thirteen Weeks of 1995.

     Domestic Operations Group. Domestic Operations Group revenues increased 17.4% to $119.4 million in the First Thirteen Weeks of 1996 from $101.8 million in the First Thirteen Weeks of 1995. Within the Domestic Operations Group, revenues from the Security Services Division increased 12.1% to $89.0 million in the First Thirteen Weeks of 1996 from $79.4 million in the First Thirteen Weeks of 1995. The Security Services Division continued to increase its revenue base, primarily as a result of obtaining and maintaining contracts with major national accounts and continuing success in the CPO business. The CPO business revenues increased 14.9% during the First Thirteen Weeks of 1996 compared to the First Thirteen Weeks of 1995. Revenues of the Food Division almost doubled during the First Thirteen Weeks of 1996 to $15.8 million, compared to revenues of $8.3 million for the First Thirteen Weeks of 1995, reflecting the acquisition of the contracts and certain assets of the Correctional Food Services Division of Service America Corporation and new business development. Revenues from the Nuclear Division remained relatively unchanged from the First Thirteen Weeks of 1995, reflecting the maturation of the nuclear power industry and limited opportunities for growth in this market.

     Government Services Group.  Government Services Group revenues (excluding
WCC) decreased 4.6% to $39.5 million in the First Thirteen Weeks of 1996 from $41.4 million for the First Thirteen Weeks of 1995. Within the Government Services Group, revenues of Wackenhut Services, Inc. decreased 3.6% to $34.4 million in the First Thirteen Weeks of 1996 from $35.7 million in the First Thirteen Weeks of 1995, principally due to reductions in government funding for security at United States Department of Energy facilities. Management believes this reduction in funding will continue to affect Government Services Group revenues and operating income. Revenues of Wackenhut Educational Services, Inc. decreased $4.4 million to $1.3 million in the First Thirteen Weeks of 1996 due to the loss of two contracts in Fiscal 1995. However, revenues of Wackenhut of Australia Pty., Ltd., which was acquired in July of last year, amounted to $3.8 million in the First Thirteen Weeks of Fiscal 1996.

     International Group. International Group revenues remained relatively unchanged during the First Thirteen Weeks of 1996 compared to the same period in 1995, as a result of the deconsolidation in the fourth quarter of 1995 of the former subsidiary in Chile, which is now a minority-owned affiliate. Revenues of the Chilean operation for the First Thirteen Weeks of 1995 amounted to $4.2 million. Excluding the effect of the Chilean operation, revenues of the International Group increased approximately $3.7 million.

  CORRECTIONAL BUSINESS

     Correctional Business revenues increased 25.4% to $29.4 million in the First Thirteen Weeks of 1996 from $23.5 million in the First Thirteen Weeks of 1995. The increase was attributable principally to an increase in compensated resident days resulting from the opening of three domestic facilities (Moore Haven Correctional Facility in Florida, and John R. Lindsey Unit and Willacy County Unit in Texas) in the second half of Fiscal 1995 and in the First Thirteen Weeks of 1996. In addition, revenues of Australasian Correctional Management Pty Limited ("ACM") increased 11.1% or $713,000, resulting principally from the expansion of the Arthur Gorrie Correctional Centre in Wacol, Australia.

OPERATING INCOME

     Consolidated operating income, which included a $750,000 provision for relocation costs in the First Thirteen Weeks of 1996, decreased 32.5% to $2.1 million in the First Thirteen Weeks of 1996 from $3.1 million in the First Thirteen Weeks of 1995. Excluding relocation costs, consolidated operating income decreased 7.9%.

  SERVICES BUSINESS

     Operating income from the Services Business decreased 25.3% to $1.1 million in the First Thirteen Weeks of 1996 from $1.5 million in the First Thirteen Weeks of 1995.

     Domestic Operations Group. Domestic Operations Group operating income remained relatively unchanged at $2.9 million in the First Thirteen Weeks of 1996 compared to the First Thirteen Weeks of 1995. Increases in the profit contributions of the core security-related and foodservice businesses were offset by higher group overhead costs and greater absorption of direct corporate general and administrative expenses which increased as a result of higher payroll related costs.

     Government Services Group. Government Services Group (excluding WCC) operating income increased 22.7% to $1.1 million in the First Thirteen Weeks of 1996 compared to $895,000 in the First Thirteen Weeks of 1995. The increase was principally due to recaptured allowable general and administrative expenses from a contract with the United States Department of Energy, and anticipated award fee revenues in other contracts with the United States Department of Energy. However, this increase was partially offset by operating losses from the new security services subsidiary in Australia, Wackenhut of Australia Pty., Ltd., which recorded an operating loss of approximately $500,000 in the First Thirteen Weeks of 1996. Currently, the Company is in the process of aligning its organizational structure in Australia to that of its other security operations in order to enhance operational efficiency and to increase its revenue base in Australia.

     International Group. International Group operating income decreased 60% to $192,000 in the First Thirteen Weeks of 1996 from $480,000 for the First Thirteen Weeks of 1995. Increases in operating losses in Canada, Ecuador, Venezuela, and the deconsolidation of operations in Chile offset increases in operating income in other countries.

  CORPORATE EXPENSES AND UNDERWRITING LOSSES

     The increase in corporate expenses and underwriting losses resulted principally from increases in variable general and administrative personnel-related costs principally attributed to the Headquarters relocation and general growth.

  CORRECTIONAL BUSINESS

     Operating income from the Correctional Business increased 8.1% to $1.7 million in the First Thirteen Weeks of 1996 from $1.6 million for the First Thirteen Weeks of 1995. The increase was principally attributable to the increase in domestic facility management services as a result of the opening of two facilities in the second half of 1995 and one facility in January 1996.

OTHER INCOME/EXPENSE

     Other income was $171,000 in the First Thirteen Weeks of 1996 compared to other expense of $412,000 for the First Thirteen Weeks of 1995 due to two principal factors. First, interest and investment income increased $730,000 and included interest income of approximately $641,000 from the investment of the net proceeds of WCC's public offering in January 1996. Second, interest expense increased $147,000 due principally to the increase in the level of corporate bank borrowings and fees incurred under the accounts receivable securitization facility. Proceeds from the additional bank borrowings and sales of receivables under the accounts receivable securitization facility were used by the Company principally to effect the foodservice acquisition, to begin improvement of its information systems, and to penetrate the Australian security-services market.

INCOME BEFORE INCOME TAXES

     Income before income taxes, which included a $750,000 provision for relocation costs in the First Thirteen Weeks of 1996, decreased 15.5% to $2.2 million from $2.6 million in the First Thirteen Weeks of 1995.

     The combined federal and state effective income tax rate was 34.4% for the First Thirteen Weeks of 1996 and 34.0% for the First Thirteen Weeks of 1995, respectively. The higher effective rate in the First Thirteen Weeks of 1996 was due to: (i) the statutory elimination of targeted job tax credits; and (ii) a decrease in tax exempt income of the captive reinsurance subsidiary.

MINORITY INTEREST EXPENSE

     Minority interest expense (net of income taxes) increased to $827,000 in the First Thirteen Weeks of 1996 from $371,000 in the First Thirteen Weeks of 1995, reflecting principally the increase in earnings of and the public ownership in WCC.

EQUITY INCOME OF FOREIGN AFFILIATES

     Equity income of foreign affiliates (net of income taxes) increased 36.4% to $307,000 in the First Thirteen Weeks of 1996 from $225,000 in the First Thirteen Weeks of 1995, primarily resulting from increased earnings of security services affiliates in South America and Europe, the joint venture of WCC in the United Kingdom and the inclusion of the Company's equity income of the Chilean operations.

NET INCOME

     Net income decreased to $945,000 in the First Thirteen Weeks of 1996, or $0.08 per share, after the $750,000 provision for relocation costs ($461,000 net of income taxes), compared to $1.6 million or $0.13 per share for the First Thirteen Weeks of 1995.

COMPARISON OF FISCAL 1995 TO FISCAL 1994

REVENUES

     Consolidated revenues increased 9.6% to $796.7 million in Fiscal 1995 from $726.7 million in Fiscal 1994.

  SERVICES BUSINESS

     Services Business revenues increased 8.5% to $697.3 million in Fiscal 1995 from $642.7 million in Fiscal 1994.

     Domestic Operations Group. Domestic Operations Group revenues increased 11.2% to $423.7 million in Fiscal 1995 from $380.9 million in Fiscal 1994. Within the Domestic Operations Group, revenues from the Security Services Division increased 11.2% to $336.2 million in Fiscal 1995 from $302.4 million in Fiscal 1994 as a result of: (i) a significant increase in revenues derived from the provision of security-related services to National Accounts; and (ii) an increase in its CPO business reflecting the growing demand for the specialized services offered in this area. Revenues from the Food Services Division increased 39.6% to $34.7 million in Fiscal 1995 from $24.9 million in Fiscal 1994, reflecting the Company's increased presence in the growing correctional foodservice market. Revenues from the Nuclear Division remained relatively unchanged from Fiscal 1994 to Fiscal 1995, reflecting the maturation of the nuclear power industry and limited opportunities for growth in this market.

     Government Services Group.  Government Services Group revenues (excluding
WCC) decreased 6.5% to $166.0 million in Fiscal 1995 from $177.6 million in Fiscal 1994. Within the Government Services Group, revenues of Wackenhut Services, Inc. decreased 5.6% to $146.7 million in Fiscal 1995 from $155.5 million in Fiscal 1994, principally due to reductions in government funding for security at United States Department of Energy facilities. Management believes this reduction in funding will continue to affect Government Services Group revenues and operating income. Revenues of Wackenhut Educational Services, Inc. decreased 40.3% to $13.1 million in Fiscal 1995 from $22.0 million in Fiscal 1994, principally due to the loss of two contracts. The decrease in Government Services Group revenues in Fiscal 1995 was partially offset by revenues of $6.1 million generated by the Wackenhut of Australia subsidiary, which was acquired in Fiscal 1995, and provides security-related services.

     International Group. International Group revenues increased 25.9% to $113.2 million in Fiscal 1995 from $89.9 million in Fiscal 1994, as this group continued to experience steady geographical expansion. The increase in revenues was principally attributable to: (i) increased revenues from Central and South American operations, where revenues increased 21.2% to $83.4 million in Fiscal 1995 from $68.8 million in Fiscal 1994; and (ii) increased revenues from European operations, which increased 40.0% to $15.0 million in Fiscal 1995 from $10.7 million in Fiscal 1994. The increase in international revenues reflects returns on past investment in new markets as well as continuing increased demand for physical security services in those geographic regions serviced by the Company.

  CORRECTIONAL BUSINESS

     The Correctional Business revenues increased 18.3% to $99.4 million in Fiscal 1995 from $84.0 million in Fiscal 1994. Of the increase in Fiscal 1995 revenues, $11.9 million was generated by domestic operations and $3.5 million was generated by operations in Australia.

     The increase in domestic revenues of WCC in Fiscal 1995 was primarily attributable to an increase in compensated resident days to 1.9 million in Fiscal 1995 from 1.7 million in Fiscal 1994, reflecting: (i) increased occupancy at two facilities opened in late 1994; (ii) the opening of two facilities in the second half of 1995; and (iii) the expansion of one facility in 1995. The increase in domestic revenues also reflected management fees generated from the development of four facilities.

     The increase in international revenues of WCC in Fiscal 1995 was primarily attributable to an increase in compensated resident days to 420,000 in Fiscal 1995 from 371,000 in Fiscal 1994, reflecting the expansion of one facility in Australia, and an increase in management fees generated from the development of another facility in Australia.

     In Fiscal 1995, "pass-through" revenues and expenses were reclassified to exclude amounts related to construction and design activities, consistent with industry practice. As a result, only management fees for development and design services are included in revenues. All prior periods have been restated to reflect this reclassification. See Note 1 of Notes to the Consolidated Financial Statements.

OPERATING INCOME

     Consolidated operating income increased to $15.8 million in Fiscal 1995 from $6.6 million in Fiscal 1994, which included an $8.7 million write-down of the headquarters building in Fiscal 1994.

  SERVICES BUSINESS

     Operating income from the Services Business decreased 21.2% to $8.5 million in Fiscal 1995 from $10.8 million in Fiscal 1994.

     Domestic Operations Group. Domestic Operations Group operating income increased 4.0% to $13.5 million in Fiscal 1995 from $13.0 million in Fiscal 1994. The growth in operating income within the Domestic Operations Group was a result of: (i) continued strong performance in the core security-related services business, particularly in National Accounts; (ii) increased demand for Custom Protection Officers; (iii) continued development of the foodservice business.

     Government Services Group. Government Services Group (excluding WCC) operating income decreased 44.4% to $2.9 million in Fiscal 1995 from $5.2 million in Fiscal 1994, reflecting: (i) lower than expected ratings at one facility, resulting in a decrease in award fees paid to the Company by the United States Department of Energy for such facility; and (ii) the termination of two contracts in Wackenhut Educational Services, Inc.

     International Group. International Group operating income decreased 7.0% to $2.8 million in Fiscal 1995 from $3.0 million in Fiscal 1994. The principal contribution to operating income of the International Group was made by subsidiaries in Central and South America and Europe. However, development costs in the Far East and Africa substantially offset gains in Central and South America and Europe.

  CORRECTIONAL BUSINESS

     WCC operating income increased 62.6% to $7.2 million in Fiscal 1995 from $4.4 million in Fiscal 1994.

     WCC domestic operating income increased 112.3% to $4.5 million in Fiscal 1995 from $2.1 million in Fiscal 1994, reflecting: (i) increased occupancy at two facilities opened in late Fiscal 1994; (ii) the opening of two facilities in the second half of Fiscal 1995; and (iii) the expansion of one facility in Fiscal 1995. The increase in domestic operating income also reflected management fees generated from the development of four facilities.

     WCC international operating income increased 17.3% to $2.7 million in Fiscal 1995 from $2.3 million in Fiscal 1994. The increase in operating income reflects the expansion of one facility in Australia and management fees generated from the development of another facility in Australia.

OTHER EXPENSE

     Other expense decreased 43.2% to $2.0 million in 1995 from $3.6 million in 1994, principally due to a decrease of $1.7 million in interest expense attributable to a reduction in funding requirements. In addition there was a decrease of $199,000 in interest and investment income which was principally due to a decrease in fixed income securities investment holdings of the Company's captive reinsurance subsidiary. The proceeds from the Company's sales of these securities were used primarily to reduce the Company's debt.

INCOME BEFORE INCOME TAXES

     Income before income taxes increased to $13.7 million in Fiscal 1995 from $3.0 million in Fiscal 1994, which included an $8.7 million write-down of the headquarters building in Fiscal 1994.

     The combined federal and state effective income tax rate was 34.5% for Fiscal 1995 and 0.6% for Fiscal 1994, respectively. The lower effective rate in Fiscal 1994 primarily reflected reductions in the statutory rate attributable to tax exempt interest income, targeted job credits and the utilization of capital loss carryforwards which was significantly higher in 1994.

MINORITY INTEREST EXPENSE

     Minority interest expense (net of income taxes) increased to $2.4 million in Fiscal 1995 from $1.0 million in Fiscal 1994, reflecting the increase in earnings of WCC and other majority-owned international subsidiaries of the Company.

EQUITY INCOME OF FOREIGN AFFILIATES

     Equity income of foreign affiliates (net of income taxes) increased 120.6% to $631,000 in Fiscal 1995 from $286,000 in Fiscal 1994 primarily resulting from increased earnings of security services affiliates in South America and Europe and decreased losses from WCC's joint venture in the United Kingdom.

EXTRAORDINARY CHARGE

     In Fiscal 1994, the Company prepaid a note to an insurance company and recognized an extraordinary charge of $887,000 (net of income taxes) for the early extinguishment of such debt.

NET INCOME

     Net income increased to $7.3 million in Fiscal 1995, or $0.60 per share, compared to $1.4 million, or $0.11 per share in Fiscal 1994, after the $887,000 extraordinary charge and the write-down of the headquarters building ($5.4 million net of income taxes).

COMPARISON OF FISCAL 1994 TO FISCAL 1993

REVENUES

     Consolidated revenues increased 10.2% to $726.7 million in Fiscal 1994 from $659.2 million in Fiscal 1993.

  SERVICES BUSINESS

     Revenues from the Services Business increased 7.0% to $642.7 million in Fiscal 1994 from $600.5 million in Fiscal 1993.

     Domestic Operations Group. Domestic Operations Group revenues increased 13.4% to $380.9 million in Fiscal 1994 from $336.0 million in Fiscal 1993. Revenues from the Security Services Division of the Domestic Operations Group contributed $37.4 million to this increase in Fiscal 1994 largely due to the success in obtaining National Accounts with major corporations in the second half of Fiscal 1993 and in Fiscal 1994. In Fiscal 1994 the Company was also awarded a $34.7 million contract with the State of Hawaii to supply security services at eight airports. CPO revenues increased $14.3 million (35.9%) over Fiscal 1993. Revenues of the Nuclear Division remained essentially flat in Fiscal 1994, reflecting the maturation of the nuclear power industry and limited opportunities for growth in this market. Food Services Division revenues increased 36.0% to $24.9 million in Fiscal 1994 from $18.3 million in Fiscal 1993.

     Government Services Group.  Government Services Group revenues (excluding
WCC) decreased 3.9% to $177.6 million in Fiscal 1994 from $184.9 million in Fiscal 1993. Revenues of Wackenhut Services, Inc. decreased $8.1 million as a result of reductions in manpower requirements by the Department of Energy. The decrease in the Government Services Group revenues in Fiscal 1994 was partially offset by an increase at Wackenhut Educational Services, Inc. of $3.4 million (18.4%) over Fiscal 1993.

     International Group. The International Group revenues increased 8.6% to $89.9 million in Fiscal 1994 from $82.8 million in Fiscal 1993 primarily due to growth in Central and South America.

  CORRECTIONAL BUSINESS

     Correctional Business revenues increased 42.9% to $84.0 million in Fiscal 1994 from $58.8 million in Fiscal 1993. This increase was primarily generated by international operations due to the consolidation of ACM and the opening of two facilities in Fiscal 1994.

OPERATING INCOME

     Consolidated operating income, which included an $8.7 million write-down of the headquarters building in Fiscal 1994, increased to $6.6 million in Fiscal 1994 from $4.5 million in Fiscal 1993.

  SERVICES BUSINESS

     Operating income from the Services Business increased to $10.8 million in Fiscal 1994 from $3.0 million in Fiscal 1993.

     Domestic Operations Group. Domestic Operations Group operating income increased 24.4% to $13.0 million in Fiscal 1994 from $10.4 million in Fiscal 1993. This increase was principally due to improvements in the profit contribution of the core security-related services business.

     Government Services Group. Government Services Group operating income (excluding WCC) increased 47.5% to $5.2 million in Fiscal 1994 from $3.5 million in Fiscal 1993. The increase was principally due to higher award fees resulting from excellent ratings at Department of Energy facilities. In addition, two unprofitable divisions of the Government Services Group which had combined losses of $2.0 million in Fiscal 1993 were sold in that year.

     International Group. International Group operating income increased 38.3% to $3.0 million in Fiscal 1994 from $2.2 million in Fiscal 1993. This increase was principally due to growth in Central and South America.

  CORPORATE EXPENSES AND UNDERWRITING LOSSES

     The decrease in Corporate Expenses and Underwriting Losses in Fiscal 1994 resulted principally from a decrease in underwriting losses of the Company's captive reinsurance subsidiary.

  CORRECTIONAL BUSINESS

     Operating income from the Correctional Business increased 207.5% to $4.4 million in Fiscal 1994 from $1.4 million in Fiscal 1993. This increase was primarily attributable to the consolidation of ACM and the opening of two facilities.

OTHER EXPENSE

     Other expense was $3.6 million in Fiscal 1994 compared to $1.1 million in Fiscal 1993, resulting from the following factors. First, interest expense amounted to $5.1 million and exceeded the previous year by $874,000. Second, the liquidation of investments of the captive reinsurance subsidiary to reduce corporate debt resulted in lower interest and investment income ($1.6 million) to the Company.

INCOME BEFORE INCOME TAXES

     Income before income taxes, which included an $8.7 million write-down of the headquarters building in Fiscal 1994, was $3.0 million in Fiscal 1994 compared to $3.4 million in Fiscal 1993.

     The provision for income taxes in 1994 was $17,000, reflecting an effective income tax rate of 0.6% due to partial utilization of capital loss carryforwards, targeted job tax credits and tax exempt interest income of the captive reinsurance subsidiary. The effective income tax rate was 14.4% in Fiscal 1993 due to similar factors, and a favorable federal income tax adjustment of $637,000 that resulted from a revenue agent's examination for the years 1980 to 1986.

MINORITY INTEREST EXPENSE

     Minority interest expense (net of income taxes) increased $637,000 reflecting the sale of a minority interest in WCC.

EQUITY INCOME OF FOREIGN AFFILIATES

     Equity income of foreign affiliates (net of income taxes) decreased $799,000 to $286,000 in Fiscal 1994 from $1.1 million in Fiscal 1993, mainly as a result of the consolidation of ACM in Fiscal 1994.

INCOME BEFORE EXTRAORDINARY CHARGE

     Income before extraordinary charge was $2.3 million or $0.19 per share in Fiscal 1994. In Fiscal 1993, net income before extraordinary charge was $3.6 million, or $0.30 per share, restated for the stock dividends declared in Fiscal 1995 and Fiscal 1994.

EXTRAORDINARY CHARGE

     In Fiscal 1994, the Company prepaid a senior note to an insurance company and recognized an extraordinary charge for the early extinguishment of debt in the amount of $887,000 (net of income taxes). The Company also recognized a $1.4 million extraordinary charge (net of income taxes) for the early extinguishment of another senior note in Fiscal 1993.

NET INCOME

     Net income, which included an $8.7 million ($5.4 million net of income taxes) write-down of the Company's headquarters building, was $1.4 million in Fiscal 1994, or $0.11 per share, compared to $2.2 million, or $0.18 per share in 1993, both restated for stock dividends declared in Fiscal 1995 and Fiscal 1994.

INFLATION

     Management believes that inflation has not had a material effect on the Company's results of operations during the past three fiscal years and the First Thirteen Weeks of 1996. However, many of the Company's service contracts provide for either fixed management fees or for fees that increase by only small amounts during the terms of the contracts. Since personnel costs represent the Company's largest expense, inflation could have a substantial adverse effect on the Company's results of operations in the future to the extent that wages and salaries increase at a faster rate than the per diem or fixed rates received by the Company for its services.

                        LIQUIDITY AND CAPITAL RESOURCES

     The Company's principal sources of funds have been, and are expected to continue to be, cash flows from operations and borrowings under lines of credit provided by banks in the United States and abroad. Cash and cash equivalents amounted to $67.4 million at March 31, 1996 compared to $20.2 million at December 31, 1995. Cash and cash equivalents at March 31, 1996 includes $54.2 million of the cash and cash equivalents of WCC which were not available for use by the Company. In addition, $1.5 million serves as collateral for certain obligations of the Company's captive reinsurance subsidiary.

     The Company has additional sources of liquidity available in the form of a $50 million revolving line of credit and a $50 million accounts receivable securitization facility. Additionally, at March 31, 1996, WCC had in place a $15 million revolving line of credit, and subsidiaries of the Company and WCC had in place credit agreements with banks providing Australian $10.5 million (approximately $8.2 million U.S. at March 31, 1996). WCC's $15 million revolving line of credit contains certain covenants that restrict WCC's ability to pay dividends to the Company.

     At March 31, 1996, the Company had $9.5 million outstanding under its $50 million revolving line of credit and $37.2 million outstanding in the form of letters of credit securing reserves of the captive reinsurance subsidiary and other corporate transactions. The unused portion of the revolving line of credit was $3.4 million at March 31, 1996. In addition, at March 31, 1996, the Company had sold $45 million of accounts receivable under its accounts receivable securitization facility. Under the terms of the accounts receivable securitization facility, the Company retains substantially the same risk of credit loss as if receivables had not been sold under this facility. At March 31, 1996, WCC and the subsidiaries of the Company and WCC had $5.9 million outstanding under their credit agreements. At March 31, 1996 and December 31, 1995, the ratio of total debt to total capitalization was 14.8% and 9.4%, respectively.

     WCC anticipates making cash investments in connection with future acquisitions. In addition, in line with a developing industry trend toward requiring private operators to make capital investments in facilities and to enter into direct financing arrangements in connection with the development of such facilities, WCC plans to use part of the net proceeds of $51.8 million from the January 1996 public offering of shares of its common stock to finance start-up costs, leasehold improvements and equity investments in facilities, if appropriate, in connection with undertaking new contracts. In connection with the award of one project, WCC recently has agreed to make an approximate $4.0 million equity investment in the project and to assist in the financing of the project by guaranteeing up to approximately $20.0 million of the permanent pass-through financing. The governmental entity that has contracted for the project is the ultimate pass-through source of payments and the recourse obligations of WCC and the subsidiary through which it will hold its investment in the project are substantially limited in type and likelihood. WCC and its subsidiary have made application to restructure the pass-through financing to a non-recourse basis. WCC has structured the transaction so that the financing for the project will be repaid from funds generated by the project. In addition, to the extent that WCC elects to receive dividends from its subsidiary, it will be required to arrange for a letter of credit in favor of the subsidiary to provide security for the payment of certain possible future tax obligations of the subsidiary. The letter of credit will not be issued any earlier than the second half of 1997 and, consequently, any financing arrangements with respect to such letter of credit have not been determined. The Company does not believe that the issuance of the letter of credit will have a material impact on its liquidity or capital resources or the liquidity or capital resources of WCC.

     Net cash generated by operating activities was $3.7 million for the First Thirteen Weeks of 1996 compared to $5.7 million in the First Thirteen Weeks of 1995.

     Cash provided by investing activities amounted to $25.3 million in the First Thirteen Weeks of 1996. Net proceeds from the public offering of WCC of $51.8 million in 1996 were partially offset by payments of $13.7 million for the acquisition of the contracts and certain assets of the Correctional Food Services Division of Service America Corporation. Capital expenditures of $2.4 million reflect the investment in leasehold improvements in the new headquarters building, purchases of equipment related to the provision of security-related services and investments in facilities by WCC.

     Cash provided by financing activities was $18.3 million for the First Thirteen Weeks of 1996. Cash proceeds under the Company's accounts receivable securitization facility with two banks amounted to $10.0 million. The Company increased by $8.8 million the amount outstanding under its revolving line of credit with two banks.

     Cash dividends paid in the First Thirteen Weeks of 1996 amounted to $798,000.

     Current cash requirements consist of amounts needed for capital expenditures, increased working capital needs resulting from corporate growth, payment of liabilities incurred in the operation of the Company's business, the renovation or construction of correctional facilities by WCC, possible acquisitions and the payment of dividends. The Company continues to expand its domestic and international businesses and to pursue major contracts, some of which may require substantial initial cash outlays, which are partially or fully recoverable over the original term of the contract.

     In January 1996, WCC sold 2.3 million shares of its common stock at a price of $24.00 per share. Such proceeds were only available to WCC. The offering resulted in net proceeds to WCC of approximately $51.8 million. Management believes that cash on hand, internally generated cash flows and available lines of credit will be adequate to support currently planned business expansion and various obligations incurred in the operation of the Company's business, both on a near term and long term basis.

                                    BUSINESS

GENERAL

     The Company is a leading international provider of security-related and other support services and a leading developer and manager of privatized correctional and detention facilities. The Company provides security services, food services and other related services to commercial and governmental customers through its Services Business. Through its Correctional Business, the Company also provides correctional and detention facility design, development and management services to governmental agencies. The Company has approximately 45,000 full and part-time employees serving over 14,000 commercial and governmental customers through an extensive network of offices and operations in 48 states and 50 countries.

     The Company was incorporated in 1958 to continue the business that was originally established in 1954 by its Chairman and Chief Executive Officer, George R. Wackenhut, to provide security-related services to commercial and governmental customers. Since its founding, the Company has grown by: (i) enhancing its position in its core security-related services business through the development of specialized and upgraded services; (ii) targeting specific segments of the security services industry; and (iii)expanding into a range of other support services in response to a growing trend toward privatization of governmental services and outsourcing by commercial customers.

     The Company is the third largest security services organization in the United States and is the leading United States-based provider of security services abroad. In addition to its core security-related services, which include guard and investigative services, the Company is a leader in the development of specialized niche services. For example, in response to a growing demand in the marketplace for security professionals with greater skill and responsibility levels, the Company has developed its CPO program to provide highly specialized and trained security professionals to a broad range of customers such as national retailers, banks and other financial institutions and gated communities. CPOs are also used as supplemental law enforcement forces by public transportation authorities and other governmental entities. Moreover, in seeking to respond to the specialized needs of its larger clients, the Company developed its National Accounts program to provide customized security services on a national or regional level to large customers with multiple locations. The National Accounts program provides customers with a high level of service by providing a dedicated contact person with the Company who is responsible for coordinating their accounts on a nationwide basis. The Company believes that the National Accounts program may also enable it to expand the scope of services offered worldwide to its National Account customers. Management believes that the high quality and consistent service of its CPO and National Accounts programs provide the Company with an opportunity to enhance long-term relationships with its clients.

     As part of its strategy to respond to the growing trend toward privatization of governmental services, in 1984 the Company entered into the development and management of privatized correctional and detention facilities, a business which is now operated exclusively through WCC. As of May 2, 1996, WCC had contracts and awards to manage 28 correctional and detention facilities, with a design capacity of 20,932 beds. From December 29, 1991 to December 31, 1995, WCC's revenues increased from $37.9 million to $99.4 million and operating income increased from $1.7 million to $7.2 million, representing compound annual growth rates of 27.3% and 43.5%, respectively. In addition, from December 29, 1991 to December 31, 1995, the Company increased its design capacity of contracts at a compound annual growth rate of 37.4%. As of May 2, 1996, WCC's total equity market capitalization was approximately $574 million.

     In addition to its expansion into the Correctional Business through WCC, the Company has leveraged its management skills to expand into other support services. In 1992, the Company entered into the foodservice business for correctional institutions and, in January 1996, expanded its presence in this market through the acquisition of contracts and certain assets of the Correctional Food Services Division of Service America Corporation. In 1995, the Company's Food Services Division had revenues of $34.7 million and the Correctional Food Service Division of Service America Corporation, which the Company acquired, had revenues of $41.1 million. Presently, only 10% of the correctional foodservice market has been privatized. Consequently, the Company believes that as privatization of correctional food services continues to gain acceptance at state and local levels, the Food Services Division will have opportunities for expansion. In addition to the services which the Company has specifically targeted for expansion, the Company continues to explore and selectively invest in other service businesses, including temporary services, commercial and governmental support services, supplemental police services, crash-fire-rescue services, fire protection services, and airport services.

BUSINESS STRATEGY

     The Company's business strategy is focused on two primary objectives: (i) enhancing its position as a leading international provider of security and security-related services by distinguishing the type and quality of security services it provides; and (ii) using its security service expertise and contacts to offer other support services to its clients. Key elements of the Company's business strategy are described below:

     - ENHANCE LEADERSHIP POSITION OF CORE SECURITY-RELATED SERVICE
       BUSINESS. The Company strives to enhance its market position by attempting to provide the most reliable and consistent service in the industry. The Company believes its security professionals provide quality service because of: (i) strictly enforced screening and hiring procedures; (ii) intensive training; and (iii) well-organized supervisory and feedback procedures. The Company's customer turnover ratio, the industry benchmark for client satisfaction, has been significantly lower than the industry average. Domestically, the Company experienced 9.1% client turnover during 1995, a period in which the industry, the Company believes, experienced an approximate 20% client turnover rate. Furthermore, the Company's employee turnover ratio for security guards has averaged approximately half of what the Company believes to be the industry average.

     - DEVELOP SPECIALIZED SECURITY SERVICES. The Company has identified and targeted National Accounts and CPOs as its primary growth areas in the security services business and seeks to expand its market position. Management believes that the high quality and consistent service of its National Accounts and CPO programs provide the Company with an opportunity to establish and enhance long-term relationships with its clients.

     - DEVELOP COMPLEMENTARY SUPPORT SERVICES. The Company will seek to expand the scope of complementary support services it offers. The Company's successful identification and development of the correctional business and the foodservice business has provided it with the experience it believes will allow it to develop other specialized programs and support services such as temporary services, building maintenance, supplemental police services, crash-fire-rescue services, fire protection services, and airport services.

     - GEOGRAPHIC EXPANSION. The Company seeks to increase revenues and enhance earnings stability by continuing to expand its international presence. Historical revenue growth has been centered in Central and South America and, more recently, Western Europe. The Company has also been expanding into Central and Eastern Europe, the former Soviet Union, the People's Republic of China and other countries in the Far East in an attempt to capitalize on recent economic developments and political reforms in these areas. The Company believes this geographic diversity helps to protect its revenues and earnings from adverse regional economic and business cycles. In addition, the Company believes that its far reaching geographic presence, which includes 50 countries worldwide, provides it with an advantage when pursuing contracts with multi-national corporations.

     - CORRECTIONAL BUSINESS. WCC's objective is to enhance its position as one of the leading providers of privatized correctional and detention services. Key elements of WCC's business strategy include: (i) effective management of projects; (ii) selective development of new business opportunities; (iii) selective pursuit of acquisitions; (iv) expansion of its scope of services; (v) expansion into international markets by establishing alliances with strategic local partners; and (vi) limiting capital risk.

     - PURSUE SELECTED ACQUISITIONS. In addition to internal growth in the security-related services business, the Company's growth strategy includes the selected acquisition of other support service businesses. For example, through its January 1996 acquisition of the Correctional Food Services Division of Service America Corporation, the Company has established a leading position in the growing correctional foodservice industry.

MARKETS

     SERVICES BUSINESS. The private security-related services industry includes guard and investigative services, alarm monitoring services, security consulting services, armored car transport and other security services. According to an industry study by The Freedonia Group, Inc., dated June 1995 (the "Freedonia Report"), the total private security-related services industry had revenues of approximately $16.6 billion in 1994, which are projected to increase to $26.1 billion by the year 2000, a compound annual growth rate of 7.9%. The largest and most visible component of the industry is the guard and investigative services component which also accounts for the largest portion of the Company's revenues. According to the Freedonia Report, the guard and investigative services market, including security consulting services, had revenues of approximately $11.6 billion in 1994, which are projected to increase to $17.9 billion by the year 2000, a compound annual growth rate of 7.6%.

     Guard and investigative services are often characterized within the industry as either "proprietary" or "contract," depending on the service provider. Under proprietary arrangements, end users of the services employ, schedule and manage their own security officers and detectives. In contrast, contract services are provided to end users pursuant to contracts with independent security-related service firms such as the Company. The Company believes that the advantages to clients of using contract security service providers rather than providing services internally on a proprietary basis are three-fold: (i) the client may realize cost and administrative savings; (ii) the client is freed to concentrate on its core competencies; and (iii) the client may be able to reduce labor management concerns with security-related employees, who are employed by the Company. According to the Freedonia Report, the total market for contract guard and investigative services was approximately 66% of the total contract security-related services market.

     In addition to its presence in guard and investigative services, the Company has identified opportunities in related services markets, such as correctional food services. Only 10% of prisons and jails in the United States have privatized their food services, of which the Company's market share is approximately one-third. The Company believes that trends in privatization will result in growth opportunities in this market component.

     CORRECTIONAL BUSINESS. The trend in the United States and other countries toward privatization of government services and functions has increased as governments have faced continuing pressure to control costs and improve the quality of services. Governmental agencies responsible for correctional and detention facilities have privatized facilities in an attempt to address these pressures. During the period from 1984 to 1995, the worldwide number of beds under management at privatized correctional and detention facilities increased from 885 to 63,595, with the majority of this growth occurring since 1989. During 1995, the worldwide number of beds under management or construction at privatized correctional and detention facilities increased 29.4% to 63,595 from 49,154 in 1994.

     WCC markets its services in the United States to federal, state and local governmental agencies. According to reports on privatization from the Private Corrections Project Center for Studies in Criminology and Law, University of Florida (the "Privatization Reports"), 18 states and Puerto Rico had awarded management contracts to private companies at December 31, 1994. At December 31, 1995, there were a total of 92 facilities with a design capacity of 57,609 beds privatized in the United States, of which the Company was awarded 24 facilities with a design capacity of 13,029 beds. Federal agencies have privatized Immigration and Naturalization Service detention facilities and United States Marshal detention facilities. State agencies have privatized state prisons, community corrections facilities, chemical dependency treatment centers, intermediate sanction facilities, juvenile offender facilities, pre-release centers, work program facilities and state jail facilities. Local agencies have privatized city jail facilities and transfer facilities.

     In the United Kingdom, the Home Office, the chief British governmental body responsible for law enforcement, awarded its first contract for a privately-managed prison in 1991. At December 31, 1995, there were a total of six facilities with a design capacity of 3,584 beds privatized in the United Kingdom, including one managed by a WCC joint venture, with a design capacity of 850 beds. The Home Office has stated that new correctional and detention facilities in England and Wales will be privatized. Therefore, WCC believes that significant growth opportunities exist in the United Kingdom. The Home Office is also privatizing court escort services. In December 1995, the Company's joint venture, PPS, was awarded contracts to perform court escort services in two regions of the United Kingdom.

     In Australia, Queensland privatized its first facility in 1989. At December 31, 1995, there were a total of six privatized facilities with a design capacity of 2,402 beds privatized in Australia, of which WCC currently manages three facilities with a design capacity of 1,778 beds (which includes the design capacity of the Sale, Australia facility which is presently under construction).

COMPANY ORGANIZATION

     The Company's business can be divided into the Services Business and Correctional Business. The Services Business, which encompasses all business of the Domestic Operations Group and the International Group, and all business of the Government Services Group except for the operations of WCC, provides security-related and other support services for commercial and governmental clients. The Correctional Business, which consists exclusively of the business conducted through WCC, provides correctional and detention facility design, development and management services to government agencies. Provided below is financial information for each business segment for Fiscal 1993, Fiscal 1994, Fiscal 1995, and the Thirteen Weeks Ended March 31, 1996. The following table sets forth the contribution to consolidated revenues and operating income by each of the Company's business segments. See Note 14 of Notes to Consolidated Financial Statements and Note 6 of Notes to Consolidated Financial Statements in the Company's Quarterly Report on Form 10-Q, incorporated by reference herein (which also includes a summary of domestic and international operations).

                                                                                                            THIRTEEN WEEKS
                                                                                                                ENDED
                                       FISCAL 1993             FISCAL 1994            FISCAL 1995           MARCH 31, 1996
                                     ----------------       -----------------       ----------------       ----------------
         BUSINESS SEGMENT             AMOUNT       %         AMOUNT       %          AMOUNT       %         AMOUNT       %
- -----------------------------------  --------     ---       --------     ----       --------     ---       --------     ---
                                                                                                             (UNAUDITED)
                                                                         (IN THOUSANDS)
Revenues:
  Services.........................  $600,472      91%      $642,727       88%      $697,301      88%      $183,040      86%
  Correctional.....................    58,784       9         84,026       12         99,431      12         29,434      14
                                     --------     ---       --------     ----       --------     ---       --------     ---
    Total Revenues.................  $659,256     100%      $726,753      100%      $796,732     100%      $212,474     100%
Operating Income:
  Services.........................  $  3,050      68%      $ 10,846       71%      $  8,545      54%      $  1,094      39%
  Correctional.....................     1,446      32          4,446       29          7,229      46          1,719      61
                                     --------     ---       --------     ----       --------     ---       --------     ---
  Operating Income before
    write-down of headquarters
    building and provision for
    relocation costs...............     4,496     100%        15,292      100%        15,774     100%      $  2,813     100%
  Write-down of headquarters
    building.......................        --                 (8,700)                     --                     --
  Provision for relocation costs...        --                     --                      --                   (750)
                                     --------               --------                --------               --------
    Total Operating Income.........  $  4,496               $  6,592                $ 15,774               $  2,063

SERVICES BUSINESS

     The Services Business is conducted through three separate operating groups: the Domestic Operations Group, the Government Services Group (excluding WCC) and the International Group. The following table sets forth the contribution of each operating group to the total revenues and total operating income of the Services Business during Fiscal 1993, Fiscal 1994, Fiscal 1995, and the Thirteen Weeks Ended March 31, 1996.

                                                                            REVENUES
                                      -------------------------------------------------------------------------------------
                                                                                                            THIRTEEN WEEKS
                                                                                                                ENDED
                                        FISCAL 1993            FISCAL 1994            FISCAL 1995           MARCH 31, 1996
                                      ----------------       ----------------       ----------------       ----------------
          OPERATING GROUP              AMOUNT       %         AMOUNT       %         AMOUNT       %         AMOUNT       %
- ------------------------------------  --------     ---       --------     ---       --------     ---       --------     ---
                                                                         (IN THOUSANDS)
Domestic Operations.................  $336,048      56%      $380,941      59%      $423,743      61%      $119,401      65%
Government Services (excluding
  WCC)..............................   184,915      31        177,613      28        166,035      24         39,499      22
International.......................    82,759      14         89,900      14        113,205      16         24,259      13
Other...............................     1,019      --          1,222      --          1,141      --             84      --
Inter-Group Revenues................    (4,269)     (1)        (6,949)     (1)        (6,823)     (1)          (203)     --
                                      --------     ---       --------     ---       --------     ---       --------     ---
Total Services Business Revenues....  $600,472     100%      $642,727     100%      $697,301     100%      $183,040     100%

                                                                        OPERATING INCOME
                                      -------------------------------------------------------------------------------------
                                                                                                            THIRTEEN WEEKS
                                                                                                                ENDED
                                        FISCAL 1993            FISCAL 1994            FISCAL 1995           MARCH 31, 1996
                                      ----------------       ----------------       ----------------       ----------------
          OPERATING GROUP              AMOUNT       %         AMOUNT       %         AMOUNT       %         AMOUNT       %
- ------------------------------------  --------     ---       --------     ---       --------     ---       --------     ---
                                                                         (IN THOUSANDS)
Domestic Operations.................  $ 10,434      65%      $ 12,977      61%      $ 13,501      70%      $  2,935      69%
Government Services (excluding
  WCC)..............................     3,499      22          5,162      25          2,871      15          1,098      26
International.......................     2,164      13          2,992      14          2,783      15            192       5
                                      --------     ---       --------     ---       --------     ---       --------     ---
Operating Income Before Corporate
  Expenses and Underwriting
  Losses............................    16,097     100%        21,131     100%        19,155     100%         4,225     100%
Corporate Expenses and Underwriting
  Losses............................   (13,047)               (10,285)               (10,610)                (3,131)
                                      --------               --------               --------               --------
Total Services Business Operating
  Income............................  $  3,050               $ 10,846               $  8,545               $  1,094

     DOMESTIC OPERATIONS GROUP. The Domestic Operations Group has historically provided over half of the Company's consolidated revenues. This group provides security-related and other support services throughout the United States. The Domestic Operations Group is subdivided into the following divisions: the Security Services Division, the Nuclear Division and the Food Services Division. In conducting its Services Business, the Company has adopted a quality management approach. General management responsibilities for each operating group are vested in a small group of managers located at Company headquarters. Day-to-day management responsibility for each group is vested in field managers who have primary responsibility for client contact and satisfaction. Field managers are selected through an intensive screening process and receive what the Company believes is state-of-the-art training. Supervisory personnel from Company headquarters periodically visit sites and carefully monitor operating results.

     Security Services Division. Through its Security Services Division, the Company furnishes security officers (armed and unarmed) to protect its clients' property against fire, theft, intrusion, vandalism and other physical harm. Specialized security services offered by the Company include executive protection, fire protection services and airport services. The Company also provides security consulting services including security assessment and program development, specialized training programs for security guards, fire-crash-rescue personnel, and investigative services for attorneys, financial institutions and retail and industrial businesses.

     The Company will attempt to further enhance its market position in the security-related services industry through internal growth by continuing to: (i) pursue domestic and international National Accounts; (ii) differentiate its security-related services within the industry by emphasizing its CPO program; and (iii) market the Company's services to specialized market niches such as gated residential communities and hospitals.

     The Company intends to emphasize attracting and retaining National Accounts that require security-related services on a national or regional level at multiple locations. Such clients include retail chains, banks, manufacturers and restaurant chains. Management believes that such clients value the flexibility and service provided by a dedicated single point of contact with the Company through the National Accounts program.

     For its CPO program, the Company recruits law enforcement academy graduates, former military police, members of elite military units and college graduates with criminology-related degrees. These recruits are prepared for critical security assignments after completing a Company training program that surpasses any state or local requirements for security officer licensing. Only about 6% of initial applicants for the Company's CPO program are eventually hired by the Company. CPOs perform such functions as prisoner transportation in Maryland and Colorado, neighborhood and downtown security in Florida, transit security in Wisconsin and California, rest-stop security in Florida and other supplemental law enforcement-related services. Management believes that services provided by CPOs distinguish the Company's services from those of the competition by providing highly specialized and trained security personnel capable of undertaking and accepting responsibilities that are beyond the capabilities of traditional security guards.

     The contracts of the Security Services Division with private industry usually are for a one year term. Most of these contracts are subject to termination by either party on 30 days prior notice. Billing rates are based on a specified rate per hour and generally are subject to renegotiation or escalation if related costs increase because of changes in minimum wage laws or certain other events beyond the control of the Company.

     The Company designs and engineers integrated security programs using both security officers and electronic equipment. These services include planning master security programs for particular facilities, custom designing security systems, procuring requisite electronic equipment, managing contracts and construction, training security personnel, and reviewing and evaluating security programs. Contracts for these integrated security-related services generally provide for a fixed fee and are awarded by competitive bidding.

     The Company complements security services provided to its clients with investigative services, such as employee background screening and insurance fraud investigations. The Company maintains a national research center with the latest information-gathering technology for public records and a "fraud-waste-criminal" hotline for employees of clients to report workplace abuses. Clients ordinarily are charged an hourly rate for investigative services and a flat rate for background record searches.

     Nuclear Division. The Company provides specialized security-related services for nuclear power generating facilities owned by public and private utility companies. The Company provides highly trained and qualified security personnel, emergency planning, electronic detection equipment and integrated security systems to these utility companies. The terms of contracts entered into by the Nuclear Division generally are multi-year and include a variety of fee arrangements. The Company's experience with requirements and standards of the Nuclear Regulatory Commission ("NRC") enable it to assist customers in ensuring NRC compliance.

     Food Services Division. The Company's correctional foodservice business, the second largest in the industry, provides over 31 million meals annually to over 115 jail and prison facilities in 27 states throughout the United States. Food for regular, therapeutic and religious diets is prepared using conventional or cook-chill methods. The Company provides a quality assurance program that encompasses all aspects of the foodservice business. Specifically, the Company provides product testing and menu development through its staff of nutritional experts, which includes professional dietitians. Also, to ensure high quality of service and product, facility audits are conducted on an on-going basis. The Company bids for foodservice contracts and provides food services on a cost per meal basis. Complete foodservice management, commissary, laundry and janitorial programs are available to correctional clients.

     On January 5, 1996, the Company acquired the contracts and certain assets of the Correctional Food Services Division of Service America Corporation, which had revenues of approximately $41.1 million in 1995. The Company paid a cash purchase price of approximately $13.7 million.

     Only 10% of the correctional foodservice business was privatized as of December 31, 1995. Consequently, the Company sees substantial opportunity to expand its operations in the Food Services Division, especially in light of the recent trend toward privatization of certain governmental services. Additionally, the correctional foodservice business has high barriers to entry, including the need for substantial expertise to comply with strict governmental dietary requirements and the capital resources necessary to finance start-up costs and maintain inventory levels. The Company believes that its in-house staff of highly-trained professional dietitians and managers provides it with a competitive advantage. The Company intends to concentrate on expanding its Food Services Division through internally-generated growth and selected acquisitions.

     GOVERNMENT SERVICES GROUP. In Fiscal 1995, the Government Services Group generated approximately 21% of the Company's consolidated revenues. The Government Services Group business is conducted primarily through WCC and Wackenhut Services Inc. ("WSI"). For a discussion of WCC, see "Business -- Correctional Business." Through WSI, the Government Services Group provides security services primarily to United States federal government entities and has established a commercial client base in Australia. Services provided by WSI range from basic security and administrative support to specialized emergency response teams. These response teams are staffed with highly trained personnel, many with prior governmental intelligence experience. These response teams are equipped with sophisticated weaponry and engage in such specialized activities as aerial assault and rapelling operations.

     In the United States, WSI provides security-related services at 11 sensitive government installations. For example, the Company has held the operations and maintenance contract for the Savannah River Site in South Carolina since 1983, the single largest government contract for security-related services. Since 1990, the Company has managed the Rocky Flats Environmental Technology Site near Denver and since 1964, has managed the Nevada Test Site near Las Vegas. Since 1986, WSI also has provided security as a sub-contractor at the U.S. Strategic Petroleum Reserves in Texas and Louisiana. Since 1984, WSI has overseen training and resource development for the United States Department of Energy at the Central Training Academy in Albuquerque, New Mexico.

     The Company's service contracts with governmental agencies are typically cost-reimbursable contracts providing the Company the ability to earn award fees based upon the achievement of performance goals. The Company's service contracts with governmental agencies are subject to annual governmental appropriations.

     Through the Government Services Group the Company also operates its accelerated access authorization program. This program provides background investigation and research services in support of individual clearances required for employment at United States Department of Energy sites. Currently, this program provides services at two facilities.

     INTERNATIONAL GROUP. In Fiscal 1995, the International Group accounted for approximately 14% of the Company's consolidated revenues. The International Group's business is conducted primarily through Wackenhut International, Inc. ("WII").

     Since its inception in 1967, the Company's international operations have grown to include a network of subsidiaries, partnerships and affiliates in over 50 countries under WII. Management believes the Company's international presence, through the operations of WII, is larger than any of its domestic competitors. The Company believes that its risk exposure in international operations conducted through WII is reduced substantially by the fact that the vast majority of its international operations are structured through joint ventures with parties who operate in the given market. These parties often provide valuable insight into local markets, in addition to sharing financial responsibility for the venture. WII also provides a greater variety of services than the Company offers domestically. These services include, among other things, central station monitoring, armored cars and janitorial services. The Company believes that this experience will be valuable in assisting the Company's domestic expansion into new support service areas.

     The Company's goal is to increase its international presence by further developing existing markets and by expanding into new markets. Most recently, WII has expanded into Central and Eastern Europe, the former Soviet Union, the People's Republic of China and other countries in the Far East in an attempt to capitalize on recent economic developments and political reforms in these areas. In addition to providing traditional security services to commercial customers at overseas locations, WII provides security for the U.S. Department of State at embassies and missions in 23 locations. WII also provides protective services at NASA space shuttle support sites in Africa. Major competitors of WII include large United States-based companies with operations overseas, sizable foreign concerns such as Group 4 and Securitas, and local and regional companies.

CORRECTIONAL BUSINESS

     The Company's Correctional Business is conducted through the operations of WCC. WCC is a leading developer and manager of privatized correctional and detention facilities in the United States, the United Kingdom and Australia. WCC was founded in 1984 as a division of the Company to capitalize on emerging opportunities in the private correctional services market. WCC presently has awards/contracts to manage 28 correctional and detention facilities with an aggregate design capacity of 20,932 beds, 18 of which are currently in operations, nine of which are under development by WCC and one of which is being developed by a third party. WCC offers governmental agencies a comprehensive range of prison management services from individual consulting projects to the integrated design, construction and management of correctional and detention facilities. In addition to providing the fundamental services relating to the security of facilities and the detention and care of inmates, WCC has built a reputation as an effective provider of a wide array of in-facility rehabilitative and educational programs, such as chemical dependency counseling and treatment, basic education, and job and life skills training. The Company believes that WCC's experience in delivering a full range of quality privatization services on a cost-effective basis to governmental agencies provides such agencies strong incentives to choose WCC when awarding new contracts or renewing existing contracts.

     In the United States, there is a growing trend toward privatization of correctional and detention services as governments have faced continuing pressure to control costs and improve the quality of services. According to the Privatization Reports, the design capacity of privately-managed correctional and detention facilities in the United States has increased significantly over the last ten years. The majority of this growth has occurred since 1989, as the number of correctional and detention facilities under contract for private management increased from 26 facilities with a design capacity of 10,973 beds in 1989 to 104 facilities with a design capacity of 63,595 beds in 1995. Even after such growth, according to the Privatization Reports, only 3.0% of inmates in United States correctional and detention facilities were housed in privately-managed facilities at December 31, 1994. The Company believes that many factors have contributed to industry growth, the most important of which are increasing inmate populations and the demonstrated ability of private entities to design, construct and manage facilities on a cost-effective basis.

     International recognition of the benefits of private sector management of correctional and detention facilities also continues. WCC has contracts to manage four of the 12 facilities that have been privatized in the United Kingdom and Australia. In particular, WCC believes that significant growth opportunities exist in the United Kingdom since the Home Office, the chief British governmental body responsible for law enforcement, adopted a policy in 1993 to privatize all new prisons in England and Wales, as well as some existing prisons and court escort services. In December 1995, WCC entered into two contracts to provide court escort services in the West Midlands and Southeast Areas of England, commencing in May 1996. Under court escort contracts, a private company on behalf of a governmental agency, transports prisoners between prisons, police stations and courts and is responsible for the custody of such prisoners during transportation and court appearances.

     WCC's objective is to enhance its position as one of the leading developers and managers of privatized correctional and detention facilities. Key elements of WCC's business strategy include: (i) effective management of projects; (ii) selective development of new business opportunities; (iii) aggressive pursuit of acquisitions; (iv) expanded scope of services; (v) expansion into international markets by establishing alliances with strategic local partners; and (vi) limiting capital risk.

     In September 1994, WCC completed an initial public offering ("IPO") in which it sold 2,185,000 shares of common stock at an offering price of $9 per share. Following the completion of the IPO, the Company owned approximately 73.3% of the issued and outstanding shares of common stock of WCC. In January 1996, WCC completed a subsequent public offering of 2,300,000 shares of common stock at an offering price of $24 per share, which resulted in the Company owning approximately 55% of the issued and outstanding shares of common stock of WCC.

CUSTOMERS

     During Fiscal 1995, the Company provided services to more than 14,000 customers. The Company's largest customer was the United States Department of Energy, which accounted for approximately 17% of the Company's consolidated revenue in Fiscal 1995. The service contracts at the Savannah River site (8%) and the Rocky Flats Plant (5%) are the largest of the Company's contracts with the United States Department of Energy. Contracts with governmental agencies of the State of Texas accounted for 41%, 37% and 41% of WCC's revenues in Fiscal 1994, Fiscal 1995 and the First Thirteen Weeks of 1996, respectively. Contracts with the New South Wales Department of Corrective Services accounted for 15%, 13% and 11% of WCC's revenues during Fiscal 1994, Fiscal 1995 and the First Thirteen Weeks of 1996, respectively. Contracts with the Queensland Corrective Services Commission accounted for 13% of WCC's revenues during Fiscal 1994, Fiscal 1995 and the First Thirteen Weeks of 1996. Contracts with the Louisiana Department of Public Safety and Corrections accounted for 13%, 11% and 11% of WCC's revenues in Fiscal 1994, Fiscal 1995 and the First Thirteen Weeks of 1996, respectively.

COMPETITION

     The Company is the third largest security and protective services organization in the United States and a leading provider of such services worldwide. The Company competes domestically and internationally with Borg-Warner Security Company and Pinkerton's, Inc. The Company also competes with numerous local and regional security services companies. The top five providers of services similar to those provided by the Company account for less than 25% of the security-services market in the United States. Competition in the security-related and other support services business is intense and is based primarily on price in relation to quality of service, the scope of services performed, and the extent of employee training and supervision. However, potential competitors can enter the security-related and other support services business without substantial capital investment or expense.

     WCC competes primarily on the basis of the quality and range of services offered, and its experience and reputation, both domestically and internationally, in the design and management of facilities. WCC competes with a number of companies domestically and internationally, such as Corrections Corporation of America, Esmor Correctional Services, Inc., Group 4 International Corrections Service, Securicor Group, U.K. Detention Services, Ltd., and United States Corrections Corp. Some of the competitors are larger and have greater resources than WCC. WCC also competes on a localized basis in some markets with small companies that may have better knowledge of the local conditions and may be better able to gain political and public acceptance. Potential competitors can enter the correctional business without substantial capital investment or experience. In addition, in some markets WCC competes with governmental agencies that are responsible for the development and management of correctional facilities.

EMPLOYEES

     The Company's principal business is labor intensive, and is affected substantially by the availability of qualified personnel and the cost of labor. As of May 2, 1996, the Company had over 45,000 full and part-time employees, most of whom are security officers and other personnel providing physical security services. The Company has not experienced any material difficulty in employing sufficient numbers of suitable security officers. Security officers and other personnel supplied by the Company to its clients are employees of the Company, even though stationed regularly at a client's premises. A small percentage of the employees of the Company are covered by collective bargaining agreements. Relations with employees have been generally satisfactory. At May 2, 1996, WCC had 3,350 full-time employees and 133 part-time employees. Employees at four of WCC's facilities are unionized.

BUSINESS REGULATIONS AND LEGAL CONSIDERATIONS

     The Company is subject to numerous city, county, and state firearm and occupational licensing laws that apply to security officers and private investigators. Many states have laws requiring training and registration of security officers, regulating the use of badges and uniforms, and imposing minimum bond, surety, or insurance standards. Many foreign countries have laws that restrict the Company's ability to render certain services, including laws prohibiting security-related services or limiting foreign investment.

     The industry in which WCC operates is subject to national, federal, state and local regulations in the United States, United Kingdom and Australia which are administered by a variety of regulatory authorities. Generally, prospective providers of correctional services must be able to detail their readiness to, and must, comply with a variety of applicable state and local regulations, including education, health care and safety regulations. WCC's contracts frequently include extensive reporting requirements and require supervision and on-site monitoring by representatives of contracting governmental agencies. WCC's Kyle New Vision Chemical Dependency Treatment Center is licensed by the Texas Department of Criminal Justice to provide substance abuse treatment. Certain states, such as Florida and Texas, deem prison guards to be peace officers and require WCC personnel to be licensed and may make them subject to background investigation. State law also typically requires corrections officers to meet certain training standards.

     In addition, many state and local governments are required to enter into a competitive bidding procedure before awarding contracts for products or services. The laws of certain jurisdictions may also require the Company to award subcontracts on a competitive basis or to subcontract with businesses owned by women or members of minority groups.

     The failure to comply with applicable laws, rules or regulations or the loss of any required license could have a material adverse effect on the Company's business, financial condition and results of operations. Furthermore, the current and future operations of the Company may be subject to additional regulations as a result of, among other factors, new statutes and regulations and changes in the manner in which existing statutes and regulations are or may be interpreted or applied. Any such additional regulations could have a material adverse effect on the Company's business, financial condition and results of operations.

     The Company may, under certain circumstances, be responsible for the actions of its employees and agents. Under the common law of negligence in many states, the Company can be held vicariously liable for wrongful acts or omissions of its agents or employees performed in the course and within the scope of their agency or employment. In addition, some states have statutes that expressly impose on the Company legal responsibility for the conduct of its agents or employees. The nature of the security-related services provided by the Company (such as armed security officers and fire rescue) may expose it to greater risks of liability for employee acts or omissions than are posed to other businesses. The Company maintains public liability insurance to mitigate against this exposure, although the laws of many states limit or prohibit insurance coverage of liability for punitive damages arising from willful, wanton or grossly negligent conduct.

PROPERTIES

     The Company relocated its executive offices to The Wackenhut Center, a newly constructed building located at 4200 Wackenhut Drive, Palm Beach Gardens, Florida, in March 1996. The Wackenhut Center contains approximately 93,250 square feet and is leased from P.G.A. Professional Center, Ltd., for an initial term of 15 years, with consecutive options to extend the term of the lease for three additional five year periods. This lease, as amended, requires annual rental payments in the amount of $1,789,301 during the initial 15 year term, with a provision for the pass through of certain operating cost increases or decreases that exceed a certain threshold. These potential adjustments are not expected to be material.

     WCC owns a 66,000 square foot building in Aurora, Colorado, which is operated by WCC as a detention center under a contract with the United States Government. The Company owns a 15,000 square foot warehouse building in Miami, Florida. In addition, the Company owns two buildings in Ecuador and one each in the Dominican Republic, Costa Rica and Puerto Rico that are used for the operations of its foreign subsidiaries in those countries. All other offices of the Company are leased. The aggregate annual rent for all non-cancelable operating leases of office space, automobiles, data processing and other equipment is approximately $6,994,000. The Company owns substantially all uniforms, firearms, and accessories used by its security officers.

LEGAL PROCEEDINGS

     The Company is presently, and is from time to time, subject to claims arising in the ordinary course of its business. In certain of such actions, plaintiffs request punitive or other damages that may not be covered by insurance. In the opinion of management, the various asserted claims and litigation in which the Company is currently involved will not materially affect its financial position or future operating results, although no assurance can be given with respect to the ultimate outcome for any such claim or litigation.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The Executive Officers and Directors of the Company are as follows:

                   NAME                    AGE                      POSITION
- ------------------------------------------------  ---------------------------------------------
George R. Wackenhut.......................   76   Chairman of the Board and
                                                  Chief Executive Officer
Richard R. Wackenhut......................   48   President, Chief Operating Officer and
                                                  Director
Alan B. Bernstein.........................   48   Executive Vice President and President,
                                                  Domestic Operations Group
Fernando Carrizosa........................   52   Senior Vice President, International
                                                  Operations
Timothy P. Cole...........................   52   Executive Vice President and President,
                                                  Government Services Group
Robert C. Kneip...........................   48   Senior Vice President, Corporate Planning and
                                                  Development
James P. Rowan............................   62   Vice President, General Counsel and Assistant
                                                  Secretary
Daniel E. Mason...........................   50   Vice President and Chief Financial Officer,
                                                  Domestic Operations Group
Ruth J. Wackenhut.........................   73   Secretary
Julius W. Becton, Jr. ....................   61   Director
Richard G. Capen, Jr. ....................   61   Director
Anne N. Foreman...........................   48   Director
Edward L. Hennessy, Jr. ..................   68   Director
Paul X. Kelley............................   67   Director
Nancy Clark Reynolds......................   68   Director
Thomas P. Stafford........................   65   Director

     GEORGE R. WACKENHUT has been Chairman of the Board and Chief Executive Officer of the Company since April 26, 1986. He was President of the Company from the time it was founded until April 26, 1986. He formerly was a Special Agent of the Federal Bureau of Investigation. Mr. Wackenhut is also a director of WCC. Mr. Wackenhut is on the Dean's Advisory Board of the University of Miami School of Business. He is on the National Council of Trustees, Freedoms Foundation at Valley Forge, and the President's Advisory Council for the Small Business Administration, Region IV. He is a past participant in the Florida Governor's War on Crime and a past member of the Law Enforcement Council, National Council on Crime and Delinquency, and the Board of Visitors of the U.S. Army Military Police School and the Board of Directors of SSJ Medical Development, Inc., Miami, Florida. Mr. Wackenhut is also a member of the American Society for Industrial Security. He was a recipient in 1990 of the Labor Order of Merit, First Class, from the government of Venezuela. Mr. Wackenhut received his B.S. degree from the University of Hawaii and his M.Ed. degree from Johns Hopkins University. Mr. Wackenhut is married to Ruth J. Wackenhut, Secretary of the Company. His son, Richard R. Wackenhut, is President and Chief Operating Officer of the Company and also a Director.

     RICHARD R. WACKENHUT has been President and Chief Operating Officer of the Company and a member of the Board of Directors since April 26, 1986, and was formerly Senior Vice President of Operations from 1983 to 1986. He was Manager of Physical Security from 1973 to 1974. He also served as Manager, Development at the Company's Headquarters from 1974 to 1976; Area Manager, Columbia, South Carolina, from 1976 to 1977; District Manager, Columbia, South Carolina from 1977 to 1979; Director, Physical

Security Division at Corporate Headquarters from 1979 to 1980; Vice President, Operations from 1981 to 1982; and Senior Vice President, Domestic Operations from 1982 to 1983. Mr. Wackenhut is Director of Wackenhut del Ecuador, S.A.; Wackenhut UK Limited; Wackenhut Dominicana, S.A.; and several domestic subsidiaries of the Company, including WCC. He is a member of the St. Thomas University Advisory Board. He is also a member of the American Society for Industrial Security, the International Association of Chiefs of Police and the International Security Management Association. He received his B.A. degree from The Citadel in 1969 and completed the Advanced Management Program of the Harvard University School of Business Administration in 1987. Mr. Wackenhut is the son of George R. Wackenhut, Chairman of the Board and Chief Executive Officer of the Company, and Ruth J. Wackenhut, Secretary of the Company.

     ALAN B. BERNSTEIN has been Executive Vice President of the Company and President, Domestic Operations Group since April 27, 1991. Prior to that, Mr. Bernstein was Senior Vice President, Domestic Operations from 1986 to 1991. He has been employed by the Company since 1976, except for a brief absence during 1982 when he was a partner in a family-owned security alarm business in New York State. Mr. Bernstein has served in the following positions with the Company or its subsidiaries: Vice President of Domestic Operations, 1985; Vice President, Corporate Business Development, 1984; Acting President, Wackenhut Systems Corporation, 1983; Director of Integrated Guard Security, 1981; and Manager of Wackenhut Electronic Systems Corporation (Miami) from 1976 to 1981. He received his B.S.E.E. degree from the University of Rochester, and an M.B.A. degree from Cornell University.

     FERNANDO CARRIZOSA has been Senior Vice President, International Operations since January 28, 1989. Mr. Carrizosa was Vice President of International Operations from January 31, 1988 to January 28, 1989. He joined Wackenhut de Colombia in 1968 as Manager of Investigations. He was promoted to Manager of Human Resources, and then to Assistant to the President in 1974. He moved to Headquarters as a trainee in 1974, and was promoted to Manager of Latin American Operations in 1980, a capacity in which he served until 1983. Mr. Carrizosa also served as Executive Vice President of Wackenhut International, 1983 to 1984 and President of Wackenhut International, 1984 to 1988. He is a Director of several subsidiaries and affiliates of the Company. He received a B.B.A. from Universidad Javeriana in Colombia, and an M.B.A. with honors from Florida International University in 1976.

     TIMOTHY P. COLE has been Executive Vice President and President, Government Services Group since April 27, 1991. Mr. Cole was Senior Vice President Government Services from 1989 to 1991. He joined the Company as President of Wackenhut Services, Inc. in 1988. Mr. Cole was associated with the Martin Marietta Corporation from 1982 to 1988 and served in various capacities, including Program Director and Director of Subcontracts. He received his B.B.A. degree from the University of Oklahoma and his M.B.A. from Pepperdine University. Mr. Cole completed the Advanced Management Program of the Harvard University Graduate School of Business Administration in 1987. Mr. Cole is also the Chairman of the Board of Directors of WCC.

     ROBERT C. KNEIP has been the Senior Vice President, Corporate Planning and Development of the Company since 1988. He joined the Company in 1982. Mr. Kneip has held various positions in the Company including Director, Power Generating Services; Director, Contracts Management; Vice President, Contracts Management; and Vice President, Planning and Development. Prior to joining the Company, Mr. Kneip was employed by the Atomic Energy Commission, the Nuclear Regulatory Commission and Dravo Utility Constructors, Inc. He received a B.A. (Honors) from the University of Iowa, and an M.A. and Ph.D. from Tulane University.

     JAMES P. ROWAN is Vice President and General Counsel, and Assistant Secretary of the Company. He joined the Company in 1979 as Assistant General Counsel, became Associate General Counsel in 1982 and a Vice President in 1986. He is an attorney admitted to the Bar of the States of Indiana, Iowa and Michigan. He holds degrees of B.S.C. (Accounting) and J.D. (Law) from the University of Iowa.

     DANIEL E. MASON has been Vice President and Chief Financial Officer, Domestic Operations Group since June 1992. Prior to that he was Controller, Domestic Operations, since joining the Company in June 1990. Mr. Mason came to the Company from Coastal Corporation, where he was Corporate Controller of its Miami-based, refined products marketing subsidiary, Coastal Fuels Marketing, Inc. During his eleven years at

Coastal, he held various positions including Manager of Accounting Services, Director of Planning and Analysis, and Division Controller, Retail Operations. Mr. Mason received his B.S. in Accounting from Florida International University and an M.B.A. from the University of Miami.

     RUTH J. WACKENHUT has been Secretary of the Company since 1958. She is married to George R. Wackenhut, Chairman of the Board and Chief Executive Officer of the Company and her son, Richard R. Wackenhut, is President and Chief Operating Officer of the Company and also a director.

     JULIUS W. BECTON, JR. has served as a Director of the Company since 1994. He was the President of Prairie View A&M University, Texas from 1989 to 1994, and has had a public service career that included two key government positions preceded by service in the U.S. Army, during which he attained the rank of Lieutenant General. While in the Army, General Becton commanded the 1st Cavalry Division and the VII Corp, and was the Deputy Commanding General of the U.S. Army Training and Doctrine Command. He is a veteran of three wars: World War II, the Korean War and Vietnam. After departing the Army in 1983, he served as Director of the Office of U.S. Foreign Disaster Assistance, and from 1985 to 1989 was the Director of the Federal Emergency Management Agency. He was later Chief Operating Officer for American Coastal Industries, Inc. He is on the Board of Directors of Illinois Tool Works, Inc., a multinational manufacturer of highly engineered assemblies and systems, and the Marine Spill Response Corporation. He is Vice Chairman (elect) for the Association of U.S. Army and a member of the Advisory Council to the Board of Visitors at The Citadel. He is a member of the Defense Science Board Readiness Task Force, and the Department of Defense Army Advisory Panel. He serves on the board of several civic and public service organizations. He received numerous U.S. Army service and valor awards, including the Distinguished Service Medal and the Distinguished Service Award for his service as the Director of the Federal Emergency Management Agency. He has a B.S. from Prairie View A&M University, and an M.A. in economics from the University of Maryland. He has been awarded honorary Doctor of Laws degrees by three universities.

     RICHARD G. CAPEN, JR. has served as a Director of the Company since 1993. He is an author, speaker and has been corporate director of four other corporations since 1993. From 1992 to 1993 he was United States Ambassador to Spain. He was Vice Chairman and Director of Knight Ridder, Inc. (1989-91), and Chairman and Publisher of The Miami Herald (1983-89). During his years as Publisher of The Miami Herald, the newspaper received five Pulitzer Prizes and was honored twice as one of the top ten dailies in America. Ambassador Capen started his newspaper career in 1961 with Copley Newspapers in San Diego, California. From 1968 to 1971, Ambassador Capen was a senior civilian official with the U.S. Department of Defense, where he served first as Deputy Assistant Secretary of Defense for Public Affairs and subsequently as Assistant to the Secretary of Defense for Legislative Affairs. In 1971, he was awarded the Defense Department's highest civilian decoration for his leadership. Ambassador Capen has served as director of several public corporations, and as a member of advisory boards at Stanford and Duke Universities. He is a member of the Board of Directors of Carnival Corporation, Freedom Communications, Inc., New Economy Fund, a mutual fund, and Smallcap World Fund, a mutual fund. Ambassador Capen is a 1956 graduate of Columbia University which he attended on an NROTC scholarship.

     ANNE NEWMAN FOREMAN has served as a Director of the Company since 1993. She served as the Under Secretary of the United States Air Force from September 1989 until January 1993. Prior to her tenure as Under Secretary, she was General Counsel of the Department of the Air Force and a member of the Department's Intelligence Oversight Board. Mrs. Foreman served in the White House as Associate Director of Presidential Personnel for National Security (1985-1987) and practiced law with the Washington office of the Houston-based law firm of Bracewell and Patterson, and with the British solicitors Boodle Hatfield, Co., in London, England (1979-1985). Mrs. Foreman is a former member of the career Foreign Service, having served in Beirut, Lebanon, Tunis, Tunisia, and the U.S. Mission to the United Nations in New York. She was a U.S. delegate to the 31st Session of the U.N. General Assembly and to the 62nd Session of the U.N. Economic and Social Council. Mrs. Foreman received a B.A. degree, Magna Cum Laude, from the University of Southern California and a M.A, (History) from the same institution. She also holds a J.D. from the American University and was awarded an Honorary Doctorate of Laws from Troy State University. Mrs. Foreman is a member of Phi Beta Kappa, has been a member of numerous Presidential delegations, and was twice awarded the Air Force Medal for Distinguished Civilian Service.

     EDWARD L. HENNESSY, JR. has served as a Director of the Company since 1993. He is a member of the Board of Directors of Lockheed Martin, The Bank of New York, and Walden Residential Properties, Inc. He is a Trustee of The Catholic University of America, a Director of the Coast Guard Academy Foundation, Inc., founding President of the Tri-County Scholarship Fund and Treasurer of the March of Dimes. He served as Chairman of the Board and Chief Executive Officer of Allied-Signal, Inc. from 1979 to 1991. He was previously Executive Vice President and member of the Board of Directors and Executive Committee of United Technologies Corporation, Senior Vice President for Administration and Finance for Hueblein, Inc. and Controller with AT&T Corporation. He is a member of the Board of Directors of Lockheed Martin, the Bank of New York, and Walden Residential Properties, Inc. He is a Trustee of the Catholic University of America, a Director of the Coast Guard Academy Foundation, Inc., founding President of the Tri-County Scholarship Fund and Treasurer of the March of Dimes. He was a member of the President's Private Sector Survey on Cost Control, the (New Jersey) Governor's Management Improvement Plan, Inc., and the Tender Offer Advisory Committee of the Securities and Exchange Commission. He also is a member of the Conference Board, Inc. and the Economic Club of New York. He has numerous honorary degrees and is a graduate of Fairleigh Dickinson University in New Jersey, where he is a Trustee and Chairman of the University's Board.

     PAUL X. KELLEY has served as a Director of the Company since 1988. He has been the Vice Chairman of Cassidy and Associates, Inc., a government relations firm in Washington, D.C. since 1989. He is also on the Board of Directors of Allied-Signal, Inc., an aerospace, automotive products, and engineered materials company; GenCorp, Inc., a propulsion, defense electronics, and ordinance company; London Life Insurance Company, a Canadian life insurance company; PHH Corporation, a vehicle and relocation management services company; Saul Centers, Inc., a real estate investment trust; Sturm, Ruger and Co., Inc., a small arms company; and UST, Inc., a tobacco products, wine and smoker accessories company. He is the former Commandant of the Marine Corps, having retired as a four-star General in 1987. As a Marine officer, he commanded an infantry battalion in Vietnam during 1966; and during 1970 to 1971, he commanded the 1st Marine Regiment, the last Marine ground combat unit to leave Vietnam. He later commanded the 4th Marine Division, and was the first commander of the Rapid Development Joint Task Force, a four service force headquartered in Florida. He is the recipient of numerous awards for valor and distinguished service during over 37 years of active military service. General Kelley has a B.S. in economics from Villanova University and is a graduate of the Air War College. He has been awarded honorary doctoral degrees by four major universities.

     NANCY CLARK REYNOLDS has served as a Director of the Company since 1986. She has been Senior Consultant of The Wexler Group, a governmental relations and public affairs consulting firm in Washington, D.C. since 1990, having previously served in the positions of Vice-Chairman and President of the same firm since 1983. She currently serves as a Director of Sears, Roebuck & Co., Allstate Insurance Company and the Norrell Corporation, a temporary personnel firm. She is a member of the Board of the National Park Foundation, the Central Africa Foundation, and a trustee of the Smithsonian Museum of the American Indian. She is a past president of the Business and Government Relations Council. She was formerly a Director of the Chicago Mercantile Exchange, G.D. Searle & Co., and Viacom International. From 1977 to 1982, she was a Vice President of the Bendix Corporation. She received her B.A. degree in English from Goucher College and an Honorary Degree of Laws from Gonzaga University.

     THOMAS P. STAFFORD has served as a Director of the Company since 1991. He is a Consultant for General Technical Services, Inc., a consulting firm, which he joined in 1984. He is also Vice Chairman and co-founder in 1982 of Stafford, Burke and Hecker, Inc., a Washington-based consulting firm. After serving as an astronaut for a number of years, he retired in 1979 from the Air Force as Deputy Chief of Staff for Research, Development and Acquisition and served as Vice Chairman of Gibraltar Exploration Limited until 1984. Lt. Gen. Stafford is also Chairman of the Board of Omega Watch Corporation of America and is a Director of Allied Signal; CMI Corporation; Fisher Scientific International, Inc.; Pacific Scientific Company; Seagate Technology, Inc.; Tractor, Inc.; Tremont Corporation; and Wheelbrator Technologies, Inc.

                              SELLING SHAREHOLDERS

     The Selling Shareholders, George R. Wackenhut and the George R. Wackenhut Retained Annuity Trust, have agreed to sell, subject to the terms and conditions of the Underwriting Agreement, as defined herein, an aggregate of 2,000,000 shares of the Series B Common Stock. Of these Shares, 710,114 will be sold by George R. Wackenhut and 1,289,886 will be sold by the George R. Wackenhut Retained Annuity Trust. George R. Wackenhut is the founder of the Company and has been its Chief Executive Officer, Chairman of the Board and a director since the Company's inception.

     The Selling Shareholders now beneficially own, and after completion of the offering made by this Prospectus will beneficially own, the following amount of the issued and outstanding Series B Common Stock:

                                 SHARES OF SERIES B                                SHARES OF SERIES B
                                    COMMON STOCK           SHARES OF SERIES B       COMMON STOCK TO
                                        OWNED                 COMMON STOCK              BE OWNED
                                   BEFORE OFFERING             TO BE SOLD            AFTER OFFERING
                               -----------------------    --------------------    --------------------
 NAME OF SELLING SHAREHOLDER    AMOUNT         PERCENT     AMOUNT      PERCENT     AMOUNT      PERCENT
- -----------------------------  ---------       -------    ---------    -------    ---------    -------
George R. Wackenhut(1).......  4,105,196(2)(3)   49.4%      710,114       8.5%    2,105,196      20.4%
George R. Wackenhut Retained
  Annuity Trust(1)...........  1,358,065         16.3%    1,289,886      15.5%    1,358,065      13.2%

- ---------------

(1) The shares being offered by George R. Wackenhut and the George R. Wackenhut Retained Annuity Trust were borrowed from Ruth J. Wackenhut, Mr. Wackenhut's wife, and the Ruth J. Wackenhut Retained Annuity Trust, respectively. George R. Wackenhut and the George R. Wackenhut Retained Annuity Trust are obligated to repay the borrowing by delivery to Ruth J. Wackenhut and the Ruth J. Wackenhut Retained Annuity Trust shares equal to the number of borrowed shares.
(2) Of the 4,105,196 shares of Series B Common Stock beneficially owned by George R. Wackenhut, 1,358,065 shares are owned through the George R. Wackenhut Retained Annuity Trust, 1,305,741 shares are owned through the Ruth J. Wackenhut Retained Annuity Trust, 731,276 are owned in the name of George R. Wackenhut and 710,114 are owned in the name of Ruth J. Wackenhut.
(3) Excludes 77,375 shares of Series B Common Stock over which George R. Wackenhut has outstanding options. If these options plus outstanding options held by the Company's other directors and executive officers had been exercised prior to the offering made by this Prospectus, Mr. Wackenhut would have owned approximately 46.3% of the issued and outstanding Series B Common Stock and all directors and executive officers (including Mr. Wackenhut) as a group would have owned approximately 49% of the issued and outstanding shares of Series B Common Stock.

     The Selling Shareholders also now beneficially own, and after the completion of the offering made by this Prospectus will continue to beneficially own, the following amount of the Series A Common Stock:

                                                                     SHARES OF SERIES A
                                                                     COMMON STOCK OWNED
                                                                      BEFORE AND AFTER
                                                                          OFFERING
                                                                   -----------------------
                     NAME OF SELLING SHAREHOLDER                    AMOUNT         PERCENT
    -------------------------------------------------------------  ---------       -------
    George R. Wackenhut..........................................  1,929,606(1)    50.004 %
    George R. Wackenhut Retained Annuity Trust...................    980,968       25.421 %

- ---------------

(1) Of the 1,929,606 shares of Series A Common Stock beneficially owned by George R. and Ruth J. Wackenhut, 980,968 shares are owned through the George R. Wackenhut Retained Annuity Trust and 948,638 shares are owned through the Ruth J. Wackenhut Retained Annuity Trust.

     After the sale of the Series B Common Stock offered by this Prospectus, George R. Wackenhut will beneficially own 1,929,606 shares (50.004%) of Series A Common Stock and 2,105,196 shares (20.4%) of the Series B Common Stock. Accordingly, following this offering, George R. Wackenhut will continue to control the Company, including the ability to elect the entire Board of Directors, through his beneficial ownership of Series A Common Stock.

                          DESCRIPTION OF CAPITAL STOCK

     The Company's authorized capital consists of 20,000,000 shares of Common Stock, par value $.10 per share, of which 3,858,885 shares are authorized to be issued as Series A Common Stock and 16,141,115 shares are authorized to be issued as Series B Common Stock, and 10,000,000 shares of preferred stock (the "Preferred Stock"). The Series A Common Stock and the Series B Common Stock are identical in all respects, provided that the Series B Common Stock has no right to vote except as may be afforded by applicable law. None of the Preferred Stock is outstanding. The Company has tentatively scheduled a Special Meeting of Shareholders for May 23, 1996 for, among other matters, the purpose of voting on a proposal to amend Article III of the Articles to increase the number of authorized shares of Common Stock from 20,000,000 shares, par value $.10 per share, to 50,000,000 shares, par value $.10 per share, with 3,858,885 shares to be designated as Series A Common Stock and 46,141,115 shares to be designated as Series B Common Stock.

     The following descriptions of the Common Stock and the Preferred Stock are based on the Articles and Bylaws and applicable Florida law.

COMMON STOCK

     Each holder of Series A Common Stock is entitled to one vote for each share held of record on all matters presented to shareholders, including the election of directors, while each share of Series B Common Stock has no voting rights except as may be afforded by applicable law. Other than the difference in voting rights, Series A Common Stock and Series B Common Stock are identical.

     In the event of a liquidation, dissolution or winding up of the Company, the holders of the Common Stock are entitled to share equally and ratably in the assets of the Company, if any, remaining after paying all debts and liabilities of the Company and the liquidation preferences of any outstanding Preferred Stock. The Common Stock has no preemptive rights or cumulative voting rights and no redemption, sinking fund or conversion provisions.

     Holders of the Common Stock are entitled to receive dividends if and when declared by the Board of Directors out of funds legally available therefor, subject to the dividend and liquidation rights of any Preferred Stock that may be issued and outstanding and subject to any dividend restrictions in the Company's credit facilities. No dividend or other distribution (including redemptions or repurchases of shares of capital stock) may be made if after giving effect to such distribution, the Company would not be able to pay its debts as they become due in the usual course of business, or if the Company's total assets would be less than the sum of its total liabilities plus the amount that would be needed at the time of a liquidation to satisfy the preferential rights of any holders of Preferred Stock. See "Dividend Policy."

     All of the Series B Common Stock offered hereby, when issued and sold, will be validly issued, fully paid and nonassessable.

     The transfer agent and registrar for the Series B Common Stock is Chemical Mellon Shareholder Services Group, Inc.

PREFERRED STOCK

     The Board of Directors of the Company is authorized, without further shareholder action, to divide any or all shares of the authorized Preferred Stock into series and fix and determine the designations, preferences and relative rights and qualifications, limitations or restrictions thereon of any series so established, including voting powers, dividend rights, liquidation preferences, redemption rights and conversion privileges. As of the date of this Prospectus, the Board of Directors has not authorized any series of Preferred Stock, and there are no plans, agreements or understandings for the authorization or issuance of any shares of Preferred Stock. The issuance of Preferred Stock with voting rights or conversion rights may adversely affect the voting power of the Common Stock, including the loss of voting control to others. The issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change of control of the Company.

CERTAIN PROVISIONS OF FLORIDA LAW

     Florida corporations are subject to several anti-takeover provisions that apply to public companies, unless such corporation has elected to opt out of those provisions in its Articles of Incorporation or Bylaws. Florida corporations are generally subject to the "affiliated transactions" and "control-share acquisition" provisions of the Florida Business Corporation Act. The Company has elected to opt out of the "control-share acquisition" statute, but remains subject to the "affiliated transaction" statute. The "affiliated transaction" statute requires that, subject to certain exceptions, an "affiliated transaction" be approved by the holders of two-thirds of the voting shares other than those beneficially owned by an "interested shareholder" or by a majority of disinterested directors. In addition, Florida law limits the personal liability of a corporate director for monetary damages, except where the director (i) breaches a fiduciary duty and (ii) such breach constitutes or includes a violation of criminal law, a transaction from which the directors derived an improper personal benefit, an unlawful distribution or any other reckless, wanton or willful act or misconduct.

INDEMNIFICATION AND LIMITED LIABILITY

     Pursuant to the Articles, Bylaws and indemnification agreements between the Company and each of its officers and directors, the Company is obligated to indemnify each of its directors and officers to the fullest extent permitted by law with respect to all liability and loss suffered, and reasonable expense incurred, by such person in any action, suit or proceeding in which such person was or is made or threatened to be made a party or is otherwise involved by reason of the fact that such person is or was a director or officer of the Company. The Company may be obligated to advance the reasonable expenses of indemnified directors or officers in defending such proceedings if the indemnified party agrees to repay all amounts advanced should it be ultimately determined that such person is not entitled to indemnification.

     The Company maintains an insurance policy covering directors and officers under which the insurer agrees to pay, subject to certain exclusions, for any claim made against the directors and officers of the Company for a wrongful act for which they may become legally obligated to pay or for which the Company is required to indemnify its directors or officers.

                        SHARES ELIGIBLE FOR FUTURE SALE

     After completion of this offering, the Company will have 10,309,762 shares of Series B Common Stock outstanding (10,909,762 if the Underwriters' over-allotment option is exercised in full). Of these shares, the 4,000,000 shares of Series B Common Stock offered hereby (4,600,000 if the Underwriters' over-allotment option is exercised in full), and 4,204,566 other shares of Series B Common Stock will be freely tradeable without restriction or further registration under the Securities Act, unless owned or purchased by "affiliates" of the Company, as that term is defined in Rule 144, as described below. All of the remaining outstanding 2,105,196 shares of Series B Common Stock are "Restricted Securities," as that term is defined in Rule 144. All shares held by the Selling Shareholders and executive officers and directors of the Company are subject to the Lock-Up Agreements (as defined below).

     In general, under Rule 144 as currently in effect, any affiliate of the Company or any person (or persons whose shares are aggregated in accordance with the Rule) who has beneficially owned Restricted Securities for at least two years would be entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of the outstanding shares of Series B Common Stock (approximately 103,098 shares based upon the number of shares outstanding after this offering) or the reported average weekly trading volume on the New York Stock Exchange for the four weeks preceding the sale. Sales under Rule 144 are also subject to certain manner of sale restrictions and notice requirements and to the availability of current public information concerning the Company. Persons who have not been affiliates of the Company for at least three months and who have held their shares for more than three years are entitled to sell Restricted Securities without regard to the volume, manner of sale, notice and public information requirements of Rule 144.

     As of May 2, 1996, the Company had outstanding unexercised options to purchase 707,313 shares of Series B Common Stock under the Stock Option Plan. The Company has registered the issuance of the

Series B Common Stock in connection with the exercise of options under the Stock Option Plan and, consequently, such shares are available for sale in the public market without restriction to the extent they are not held by affiliates as that term is defined under Rule 144.

     The Company, the Selling Shareholders and the Company's executive officers and directors have agreed that, except for issuances and sales pursuant to this Prospectus and except for issuances or sales of up to 200,000 shares of Series B Common Stock pursuant to the exercise of employee stock options outstanding on the date of this Prospectus, which issuances or sales may be effected at any time after the date of this Prospectus, they will not, directly or indirectly, offer, sell, offer to sell, contract to sell, pledge, grant any option to purchase or otherwise sell or dispose of (or announce any offer, sale, offer of sale, contract of sale, pledge, grant of any option to purchase or other sale or disposition) any shares of Series B Common Stock or other capital stock of the Company or any securities convertible into, or exercisable or exchangeable for, any shares of Series B Common Stock or other capital stock of the Company for a period of 120 days from the date of this Prospectus, without the prior written consent of Lazard Freres & Co. LLC, on behalf of the Underwriters (the "Lock-Up Agreements").

                                  UNDERWRITING

     Under the terms and subject to conditions set forth in the underwriting agreement (the "Underwriting Agreement") among the Company, the Selling Shareholders and each of the Underwriters named below (the "Underwriters"), for whom Lazard Freres & Co. LLC and Prudential Securities Incorporated are acting as the representatives (the "Representatives"), each of the Underwriters has severally agreed to purchase, and the Company and the Selling Shareholders have agreed to sell, the respective number of shares of Series B Common Stock set forth opposite its name below:

                                                                                    NUMBER OF
                                                                                     SHARES
                                                                                    ---------
Lazard Freres & Co. LLC...........................................................
Prudential Securities Incorporated................................................
                                                                                    ---------
  Total...........................................................................  4,000,000
                                                                                     ========

     The Company and the Selling Shareholders are obligated to sell and the Underwriters are obligated to purchase all of the 4,000,000 shares of Series B Common Stock offered hereby if any are purchased.

     The Company and the Selling Shareholders have been advised by the Representatives that the several Underwriters propose to offer the shares offered hereby directly to the public at the public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a
concession not in excess of $          per share. The Underwriters may allow,
and such dealers may reallow, a discount of $          to certain other dealers.
After the offering made by this Prospectus, the offering price and such concessions may be changed by the Representatives.

     The Company has granted to the Underwriters an option exercisable for 30 days from the date of this Prospectus, to purchase up to 600,000 additional shares of Series B Common Stock at the offering price, less underwriting discounts and commissions, as set forth on the cover page of this Prospectus. The Underwriters may exercise such option solely for the purpose of covering over-allotments incurred in the sale of the shares of Series B Common Stock offered hereby. To the extent such option to purchase is exercised, each Underwriter will become obligated, subject to certain conditions, to purchase and the Company will be obligated to sell approximately the same percentage of such additional shares as the number set forth next to such Underwriter's name in the preceding table bears to 4,000,000.

     The Company, the Selling Shareholders, the Company's executive officers and directors and the Ruth J. Wackenhut Retained Annuity Trust have agreed that they will not, directly or indirectly, offer, sell, offer to sell, contract to sell, pledge, grant any option to purchase or otherwise sell or dispose (or announce any offer, sale, offer of sale, contract of sale, pledge, grant of any option to purchase or other sale or disposition) of any shares of Common Stock or other capital stock of the Company or any securities convertible into, or exercisable or exchangeable for, any shares of Common Stock or other capital stock of the Company for a period of 120 days from the date of this Prospectus, without the prior written consent of Lazard Freres & Co. LLC, on behalf of the Underwriters.

     The Company and the Selling Shareholders have agreed to indemnify the several Underwriters or contribute to losses arising out of certain liabilities that may be incurred in connection with this offering, including liabilities under the Securities Act.

                                 LEGAL MATTERS

     Certain legal matters with respect to the Series B Common Stock offered hereby will be passed upon for the Company and George R. Wackenhut, as Selling Shareholder, by Akerman, Senterfitt & Eidson, P.A., Miami, Florida, for the George R. Wackenhut Retained Annuity Trust by Tescher Chaves Rubin Forman & Muller, P.A., Miami, Florida, and for the Underwriters by Alston & Bird, Atlanta, Georgia.

                                    EXPERTS

     The financial statements and schedule of the Company for each of the three years in the periods ended January 2, 1994, January 1, 1995 and December 31, 1995, respectively, included in and incorporated by reference in this Prospectus and the Registration Statement have been audited by Arthur Andersen LLP, independent certified public accountants, as indicated in their reports thereon appearing elsewhere herein or in the Registration Statement, and are included herein in reliance upon the authority of that firm as experts in giving said reports.

                   THE WACKENHUT CORPORATION AND SUBSIDIARIES

                         INDEX TO FINANCIAL STATEMENTS

Report of Independent Certified Public Accountants....................................   F-2
Consolidated Balance Sheets at January 1, 1995, December 31, 1995 and March 31, 1996
  (unaudited).........................................................................   F-3
Consolidated Statements of Income for the Fiscal Years Ended January 2, 1994, January
  1, 1995 and December 31, 1995, and for the Thirteen Weeks ended April 2, 1995 and
  March 31, 1996 (unaudited)..........................................................   F-4
Consolidated Statements of Shareholders' Equity for the Fiscal Years Ended January 2,
  1994, January 1, 1995 and December 31, 1995, and for the Thirteen Weeks ended March
  31, 1996 (unaudited)................................................................   F-5
Consolidated Statements of Cash Flows for the Fiscal Years Ended January 2, 1994,
  January 1, 1995 and December 31, 1995, and for the Thirteen Weeks ended April 2,
  1995 and March 31, 1996 (unaudited).................................................   F-6
Notes to the Consolidated Financial Statements........................................   F-8

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Shareholders of
  The Wackenhut Corporation:

     We have audited the accompanying consolidated balance sheets of The Wackenhut Corporation (a Florida corporation) and subsidiaries as of January 1, 1995 and December 31, 1995, and the related consolidated statements of income, cash flows and shareholders' equity for each of the three fiscal years in the period ended December 31, 1995. These financial statements are the responsibility of the corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Wackenhut Corporation and subsidiaries as of January 1, 1995 and December 31, 1995, and the results of their operations and their cash flows for each of the three fiscal years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

                                          ARTHUR ANDERSEN LLP

Miami, Florida,
February 22, 1996.

                   THE WACKENHUT CORPORATION AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS



                                                                      JANUARY 1,   DECEMBER 31,    MARCH 31,
                                                                         1995          1995           1996
                                                                      ----------   ------------   ------------
                                                                                                  (UNAUDITED)
                                                                          (IN THOUSANDS EXCEPT SHARE DATA)
                                            ASSETS
CURRENT ASSETS
  Cash and cash equivalents.........................................   $ 13,808      $ 20,185       $ 67,390
  Accounts receivable, less allowance for doubtful accounts of
    $1,056 in 1994, $1,268 in 1995 and $1,588 in 1996...............    100,425        77,121         73,472
  Inventories.......................................................      7,179         6,798          6,047
  Other.............................................................     16,233        18,058         18,060
                                                                      ----------   ------------   ------------
                                                                        137,645       122,162        164,969
                                                                      ----------   ------------   ------------
NOTES RECEIVABLE....................................................      1,646        10,540         10,435
                                                                      ----------   ------------   ------------
MARKETABLE SECURITIES AND CERTIFICATES OF DEPOSIT -- CASUALTY
  REINSURANCE SUBSIDIARY............................................     11,495         5,774         14,681
                                                                      ----------   ------------   ------------
PROPERTY AND EQUIPMENT, AT COST.....................................     45,928        29,132         31,204
  Accumulated depreciation..........................................    (15,102)       (9,851)       (10,191)
                                                                      ----------   ------------   ------------
                                                                         30,826        19,281         21,013
                                                                      ----------   ------------   ------------
DEFERRED TAX ASSET, NET.............................................     11,021         6,170            570
                                                                      ----------   ------------   ------------
OTHER ASSETS
  Investment in and advances to foreign affiliates, at cost, including equity in undistributed earnings of $2,066 in 1994,
    $4,098 in 1995 and $4,371 in 1996...............................      6,165        10,984         11,711
  Other.............................................................     13,959        23,016         36,199
                                                                      ----------   ------------   ------------
                                                                         20,124        34,000         47,910
                                                                      ----------   ------------   ------------
                                                                       $212,757      $197,927       $259,578
                                                                      =========    ============   ===========
                             LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
  Current portion of long-term debt.................................   $     --      $     11       $     11
  Notes payable.....................................................      3,765         1,115             --
  Accounts payable..................................................     14,839        20,223         14,686
  Accrued payroll and related taxes.................................     25,761        29,602         32,369
  Accrued expenses..................................................     17,095        21,456         22,150
  Deferred tax liability, net.......................................        596           117             --
                                                                      ----------   ------------   ------------
                                                                         62,056        72,524         69,216
                                                                      ----------   ------------   ------------
RESERVES FOR LOSSES -- CASUALTY REINSURANCE SUBSIDIARY..............     38,450        40,118         42,087
                                                                      ----------   ------------   ------------
LONG-TERM DEBT......................................................     38,991         5,376         15,310
                                                                      ----------   ------------   ------------
OTHER...............................................................      7,543         8,027          8,205
                                                                      ----------   ------------   ------------
COMMITMENTS AND CONTINGENCIES (Notes 2, 4, 11 and 13)...............
MINORITY INTEREST...................................................      8,258         8,978         36,504
                                                                      ----------   ------------   ------------
SHAREHOLDERS' EQUITY
  Preferred stock, 10,000,000 shares authorized.....................         --            --             --
  Common stock, $.10 par value, 20,000,000 shares authorized
    Series A, 3,858,885 issued and outstanding in 1994, 1995 and
      1996..........................................................        386           386            386
    Series B, 5,794,539 issued and outstanding in 1994, 8,272,887 in
      1995 and 8,309,762 in 1996....................................        579           827            831
  Additional paid-in capital........................................     38,919        39,644         64,934
  Retained earnings.................................................     21,681        25,790         25,937
  Cumulative translation adjustment.................................     (3,552)       (3,702)        (3,671)
  Unrealized loss on marketable securities..........................       (554)          (41)          (161)
                                                                      ----------   ------------   ------------
                                                                         57,459        62,904         88,256
                                                                      ----------   ------------   ------------
                                                                       $212,757      $197,927       $259,578
                                                                      =========    ============   ===========

          The accompanying notes to consolidated financial statements are an integral part of these statements.

                   THE WACKENHUT CORPORATION AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME

                                                                            THIRTEEN WEEKS ENDED
                                                    FISCAL YEAR             ---------------------
                                           ------------------------------   APRIL 2,    MARCH 31,
                                             1993       1994       1995       1995        1996
                                           --------   --------   --------   ---------   ---------
                                                                                 (UNAUDITED)
                                                    (IN THOUSANDS EXCEPT PER SHARE DATA)
REVENUES.................................  $659,256   $726,753   $796,732   $189,792    $212,474
                                           --------   --------   --------   ---------   ---------
OPERATING EXPENSES
  Payroll and related taxes..............   491,408    538,297    587,644    141,608     153,403
  Other operating expenses...............   161,626    173,164    193,314     45,129      56,258
  Write-down of headquarters building....        --      8,700         --         --          --
  Non-recurring charges..................     1,726         --         --         --          --
  Provision for relocation costs.........        --         --         --         --         750
                                           --------   --------   --------   ---------   ---------
                                            654,760    720,161    780,958    186,737     210,411
                                           --------   --------   --------   ---------   ---------
OPERATING INCOME.........................     4,496      6,592     15,774      3,055       2,063
                                           --------   --------   --------   ---------   ---------
OTHER INCOME (EXPENSE)
  Interest expense.......................    (4,230)    (5,104)    (3,356)      (737 )      (884 )
  Interest and investment income.........     3,105      1,514      1,315        325       1,055
                                           --------   --------   --------   ---------   ---------
                                             (1,125)    (3,590)    (2,041)      (412 )       171
                                           --------   --------   --------   ---------   ---------
INCOME BEFORE INCOME TAXES...............     3,371      3,002     13,733      2,643       2,234
PROVISION FOR INCOME TAXES...............       485         17      4,742        898         769
MINORITY INTEREST, NET OF INCOME TAXES...       362        999      2,362        371         827
EQUITY INCOME OF FOREIGN AFFILIATES, NET
  OF INCOME TAXES........................    (1,085)      (286)      (631)      (225 )      (307 )
                                           --------   --------   --------   ---------   ---------
INCOME BEFORE EXTRAORDINARY CHARGE.......     3,609      2,272      7,260      1,599         945
EXTRAORDINARY CHARGE -- EARLY
  EXTINGUISHMENT OF DEBT, NET OF INCOME
  TAXES..................................    (1,444)      (887)        --         --          --
                                           --------   --------   --------   ---------   ---------
          NET INCOME.....................  $  2,165   $  1,385   $  7,260   $  1,599    $    945
                                           ========   ========   ========   =========   =========
EARNINGS PER SHARE:
  Income before extraordinary charge.....  $   0.30   $   0.19   $   0.60   $   0.13    $   0.08
  Extraordinary charge -- early
     extinguishment of debt, net of
     income taxes........................     (0.12)     (0.08)        --         --          --
                                           --------   --------   --------   ---------   ---------
          Net income.....................  $   0.18   $   0.11   $   0.60   $   0.13    $   0.08
                                           ========   ========   ========   =========   =========

The accompanying notes to consolidated financial statements are an integral part of these statements.

                   THE WACKENHUT CORPORATION AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
   FISCAL YEARS ENDED JANUARY 2, 1994, JANUARY 1, 1995 AND DECEMBER 31, 1995
                    AND THIRTEEN WEEKS ENDED MARCH 31, 1996



                                                                        FISCAL
                                                            -------------------------------      MARCH 31,
                                                             1993        1994        1995          1996
                                                            -------     -------     -------     -----------
                                                                                                (UNAUDITED)
                                                                   (IN THOUSANDS EXCEPT SHARE DATA)
COMMON STOCK
  Series A
    Balance, beginning and end of year and thirteen week
      period..............................................  $   386     $   386     $   386       $   386
    Number of shares, all years, beginning and end,
      3,858,885...........................................
                                                            -------     -------     -------     -----------
  Series B
    Balance, beginning of year and thirteen week period...      386         386         579           827
    25% stock dividends effected in the form of stock
      splits in 1994 and 1995.............................       --         193         242            --
    Proceeds from the exercise of stock options...........       --          --           6             4
                                                            -------     -------     -------     -----------
    Balance, end of year and thirteen week period.........      386         579         827           831
    Number of shares, end of year, 3,858,885 in 1993,
      5,794,539 in 1994, 8,272,887 in 1995 and 8,309,762
      in 1996.............................................
                                                            -------     -------     -------     -----------
ADDITIONAL PAID-IN CAPITAL
  Balance, beginning of year and thirteen week period.....   26,234      26,234      38,919        39,644
  Increase due to initial public offering of subsidiary's
    common stock and exercise of stock options............       --      12,685         327        25,026
  Proceeds from the exercise of stock options.............       --          --         398           264
                                                            -------     -------     -------     -----------
  Balance, end of year and thirteen week period...........   26,234      38,919      39,644        64,934
                                                            -------     -------     -------     -----------
RETAINED EARNINGS
  Balance, beginning of year and thirteen week period.....   23,880      23,268      21,681        25,790
  Net income..............................................    2,165       1,385       7,260           945
  Dividends...............................................   (2,777)     (2,779)     (2,909)         (798)
  25% stock dividend effected in the form of a stock
    split.................................................       --        (193)       (242)           --
                                                            -------     -------     -------     -----------
  Balance, end of year and thirteen week period...........   23,268      21,681      25,790        25,937
                                                            -------     -------     -------     -----------
CUMULATIVE TRANSLATION ADJUSTMENT
  Balance, beginning of year and thirteen week period.....   (3,395)     (3,058)     (3,552)       (3,702)
  Translation adjustment..................................      337        (494)       (150)           31
                                                            -------     -------     -------     -----------
  Balance, end of year and thirteen week period...........   (3,058)     (3,552)     (3,702)       (3,671)
                                                            -------     -------     -------     -----------
UNREALIZED (LOSS) GAIN ON MARKETABLE SECURITIES
  Balance, beginning of year and thirteen week period.....       96         146        (554)          (41)
  Net unrealized (losses) gains for the year..............       50        (700)        513          (120)
                                                            -------     -------     -------     -----------
  Balance, end of year and thirteen week period...........      146        (554)        (41)         (161)
                                                            -------     -------     -------     -----------
         TOTAL SHAREHOLDERS' EQUITY.......................  $47,362     $57,459     $62,904       $88,256
                                                            -------     -------     -------     -----------
DIVIDENDS PER SHARE
  Restated for the effects of the 25% stock dividends
    effected in the form of stock splits declared in 1994
    and 1995..............................................  $  0.23     $  0.23     $  0.24       $  0.07
                                                            ========    ========    ========    ============

The accompanying notes to consolidated financial statements are an integral part of these statements.

                   THE WACKENHUT CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                      THIRTEEN WEEKS ENDED
                                                               FISCAL YEARS           ---------------------
                                                       ----------------------------   APRIL 2,    MARCH 31,
                                                        1993      1994       1995       1995        1996
                                                       -------   -------   --------   ---------   ---------
                                                                                           (UNAUDITED)
                                                                          (IN THOUSANDS)
CASH FLOWS PROVIDED BY (USED IN):
OPERATING ACTIVITIES
  Net income.........................................  $ 2,165   $ 1,385   $  7,260   $  1,599    $    945
  Adjustments --
    Depreciation expense.............................    4,354     4,374      4,489      1,153         886
    Amortization expense.............................    6,787     7,544      7,682      1,244       2,554
    Provision for bad debts..........................      735       508        863        276         524
    Equity income, net of dividends..................   (1,487)     (202)      (562)      (287 )      (419 )
    Minority interests in net income.................      548     1,514      3,579        562       1,221
    Write-down of headquarters building..............       --     8,700         --         --          --
    Extraordinary loss on early extinguishment of
      debt...........................................    2,348     1,344         --         --          --
    Other............................................      (75)     (495)      (424)      (102 )       460
  Changes in assets and liabilities, net of
    acquisitions and divestitures --
    (Increase) Decrease in assets:
      Accounts receivable............................   (9,607)   (5,745)   (14,200)       957      (6,875 )
      Inventories....................................   (4,985)   (5,137)    (5,497)      (560 )      (381 )
      Other current assets...........................   (3,006)   (1,154)    (5,207)    (2,213 )        (2 )
      Marketable securities and certificates of
         deposit.....................................   (3,116)   (1,352)       329       (199 )       (36 )
      Other assets...................................   (2,947)   (3,567)    (2,233)      (251 )        48
      Deferred tax asset, net........................      624    (4,647)     4,529      1,269       5,600
    Increase (Decrease) in liabilities:
      Accounts payable and accrued expenses..........      234    (2,981)     7,047     (1,549 )    (5,672 )
      Accrued payroll and related taxes..............    5,482     3,280      3,934      2,570       2,767
      Deferred tax liability, net....................     (545)      596       (479)      (302 )      (117 )
      Reserves for losses of casualty reinsurance
         subsidiary..................................    7,573     4,950      1,668        914       1,969
      Other..........................................      534     4,122        484        628         178
                                                       -------   -------   --------   ---------   ---------
         Net Cash Provided By Operating Activities...  $ 5,616   $13,037   $ 13,262   $  5,709    $  3,650
                                                       -------   -------   --------   ---------   ---------

                                  (Continued)

                   THE WACKENHUT CORPORATION AND SUBSIDIARIES

                                                                                      THIRTEEN WEEKS ENDED
                                                            FISCAL YEARS              ---------------------
                                                  ---------------------------------   APRIL 2,    MARCH 31,
                                                    1993        1994        1995        1995        1996
                                                  ---------   ---------   ---------   ---------   ---------
                                                                                           (UNAUDITED)
                                                                       (IN THOUSANDS)
INVESTING ACTIVITIES
  Net proceeds from public offerings of
    subsidiary's common stock...................  $      --   $  17,626   $      --   $     --    $ 51,776
  Net proceeds from exercise of stock options of
    subsidiary..................................         --          --       1,147        246         174
  Payments on notes receivable..................        852         438                     76          --
  Payments for acquisitions, net of cash
    acquired....................................         --        (935)     (2,606)        --     (13,703 )
  Investment in and advances to foreign
    affiliates..................................     (1,310)       (732)     (1,410)      (177 )      (454 )
  Capital expenditures..........................     (3,409)     (5,091)     (6,857)      (503 )    (2,383 )
  Proceeds from sales (payments for purchases)
    of marketable securities of casualty
    reinsurance subsidiary, net.................         --      14,000       6,227      1,087      (8,991 )
  Deferred charge expenditures..................         --        (701)     (7,430)       (16 )    (1,115 )
  Sale of headquarters building.................         --          --       1,675         --          --
                                                  ---------   ---------   ---------   ---------   ---------
         Net Cash Provided By (Used In)
           Investing Activities.................     (3,867)     24,605      (9,254)       713      25,304
                                                  ---------   ---------   ---------   ---------   ---------
FINANCING ACTIVITIES
  Proceeds from issuance of debt................    113,270     196,411     314,365         --       8,783
  Payments on debt..............................   (109,320)   (225,287)   (344,491)   (35,931 )        (2 )
  Dividends paid................................     (2,777)     (2,779)     (2,909)      (730 )      (798 )
  Proceeds from the exercise of stock options...         --          --         404         --         268
  Proceeds from sales of accounts receivable....         --          --      35,000     28,940      10,000
                                                  ---------   ---------   ---------   ---------   ---------
         Net Cash Provided By (Used In)
           Financing Activities.................      1,173     (31,655)      2,369     (7,721 )    18,251
                                                  ---------   ---------   ---------   ---------   ---------
NET INCREASE (DECREASE) IN CASH AND CASH
  EQUIVALENTS...................................      2,922       5,987       6,377     (1,299 )    47,205
CASH AND CASH EQUIVALENTS,
  AT BEGINNING OF YEAR AND THIRTEEN WEEK
  PERIOD........................................      4,899       7,821      13,808     13,808      20,185
                                                  ---------   ---------   ---------   ---------   ---------
CASH AND CASH EQUIVALENTS, AT END OF YEAR AND
  THIRTEEN WEEK PERIOD..........................  $   7,821   $  13,808   $  20,185   $ 12,509    $ 67,390
                                                  ==========  ==========  ==========  =========== ===========
SUPPLEMENTAL DISCLOSURES:
  Cash paid during the year and thirteen week
    period for:
    Interest....................................  $   4,172   $   4,209   $   3,366        773         987
    Income taxes................................      1,545       1,119       1,531         34          45
  Non-cash financing and investing activities:
    Note received related to sale of
      headquarters building.....................         --          --       9,000         --          --
    Note received related to sale of
      subsidiary................................      1,250          --          --         --          --

The accompanying notes to consolidated financial statements are an integral part of these statements.

                   THE WACKENHUT CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
  FOR THE FISCAL YEARS ENDED JANUARY 2, 1994, JANUARY 1, 1995 AND DECEMBER 31,
                                      1995
           (TABULAR INFORMATION: IN THOUSANDS EXCEPT PER SHARE DATA)

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Fiscal year

     The corporation's fiscal year ends on the Sunday closest to the calendar year end. Fiscal years 1993, 1994 and 1995 each included 52 weeks.

  Basis of financial statement presentation

     The consolidated financial statements include the accounts of the corporation and its subsidiaries, including its casualty reinsurance subsidiary. All significant intercompany transactions and balances have been eliminated in consolidation. Certain prior year amounts have been reclassified to conform with current year presentation.

  Use of estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Minority interest

     The minority interest expense represents principally the separate public ownership in Wackenhut Corrections Corporation (WCC) and the ownership by foreign investors in several subsidiaries of Wackenhut International, Incorporated.

  Income taxes

     The corporation accounts for its income taxes using Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes," which requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse.

  Earnings per share

     Earnings per share are computed using the average number of common shares outstanding, including common stock equivalents and reflects the declaration of the 25% stock dividends effected in the form of stock splits in 1994 and 1995. Prior years' earnings per share have been restated to give effect to the stock splits. The average number of shares and common stock equivalents outstanding was 12,058,340, 12,066,780, and 12,131,772 in 1993, 1994 and 1995, respectively.

  Cash and cash equivalents

     The corporation considers highly liquid investments purchased with a maturity of three months or less to be cash equivalents. The effect on cash flows of exchange rate changes in foreign currency has not been significant for any of the fiscal years presented.

                   THE WACKENHUT CORPORATION AND SUBSIDIARIES

  Inventories

     Alarm systems and electronics inventories are carried at the lower of cost or market, on a first-in first-out basis. Uniform inventories are carried at amortized cost.

  Revenues

     Revenue is recognized as services are provided. During fiscal years 1993, 1994 and 1995, the largest client of the corporation was the U.S. Department of Energy, accounting for approximately 24%, 20% and 17% respectively, of the corporation's consolidated revenues.

  Fair value of financial instruments

     The carrying amount of cash and cash equivalents, accounts receivable, other receivables, notes receivable, notes payable and accounts payable approximates fair value. Marketable securities are classified as available-for-sale in accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Marketable securities are recorded at fair value and unrealized holding gains and losses are excluded from earnings and reported as a net amount in a separate component of shareholders' equity. Realized gains and losses from the sale of securities are based on specific identification of the security. The fair value of marketable securities and certificates of deposit is presented under "wholly-owned casualty reinsurance subsidiary" in Note 4 of these financial statements. The carrying value of long-term debt (including current portion) approximates fair value.

  Interest rate swaps

     The corporation has entered into two interest rate swap agreements in order to manage interest rate costs. Under the terms of the interest rate swaps, the corporation agrees with counterparties to exchange at specific intervals, the difference between fixed rate (5.2% and 6.87%) and floating rate (5.66% for both swaps) interest amounts calculated in reference to an agreed-upon notional principal amount. Interest to be paid or received is accrued over the life of the agreement as an adjustment to interest expense.

  Newly Issued Accounting Standards

     In October 1995, the Financial Accounting Standards Board issued SFAS No. 123 "Accounting for Stock-Based Compensation," which requires adoption in fiscal 1996. SFAS No. 123 requires that the corporation's financial statements include certain disclosures about stock-based employee compensation arrangements and permits the adoption of a change in accounting for such arrangements. Changes in accounting for stock-based compensation are optional and the corporation plans to adopt only the disclosure requirements in 1996.

     In March 1995, the Financial Accounting Standards Board issued SFAS No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," which requires adoption in fiscal 1996. SFAS No. 121 requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. SFAS No. 121 also requires that long-lived assets and certain identifiable intangibles to be disposed of be reported at the lower of carrying amount or fair value less cost to sell. The impact of adopting this statement is not expected to have a material impact upon the corporation's results of operations or financial position.

  Foreign currency translation

     Foreign currency transactions and financial statements (except for countries with highly inflationary economies) are translated into U.S. dollars at current exchange rates, except for revenues, costs and expenses

                   THE WACKENHUT CORPORATION AND SUBSIDIARIES which are translated at average exchange rates during each reporting period. Adjustments resulting from translation of financial statements are reflected as a separate component of shareholders' equity. The financial statements of subsidiaries located in highly inflationary economies are remeasured as if the functional currency were the U.S. dollar. The remeasurement of their local currencies into U.S. dollars creates translation adjustments which are included in the statements of income.

(2) ACCOUNTS RECEIVABLE SECURITIZATION

     In January 1995, the corporation entered into a three-year agreement with two financial institutions to sell, on an on-going basis, an undivided interest in a defined pool of eligible receivables up to a maximum of $40,000,000. In December 1995, the accounts receivable securitization facility was increased to $50,000,000. The costs associated with this program are based upon the purchasers' level of investment and cost of issuing commercial paper plus predetermined fees. Such costs are included in "Interest expense" in the consolidated statements of income. At December 31, 1995, $35,000,000 of accounts receivable had been sold under this agreement. The defined pool of accounts receivable sold at December 31, 1995 approximates fair value. The corporation retains substantially the same risk of credit loss as if the receivables had not been sold.

(3) PROPERTY AND EQUIPMENT AND DEPRECIATION METHODS

     Property and equipment are stated at cost, less accumulated depreciation. The corporation uses principally the straight-line method of depreciation for property and equipment. The components of property and equipment and their estimated lives are as follows:

                                                              YEARS        1994      1995
                                                           ------------   -------   -------
     Land................................................       --        $ 4,444   $ 1,451
     Buildings and improvements..........................  20 to 33 1/3    24,722    10,121
     Furniture and fixtures..............................    5 to 20        3,608     3,910
     Equipment...........................................    5 to 20        9,026     9,448
     Automobiles and trucks..............................       3           4,128     4,202
                                                                          -------   -------
                                                                          $45,928   $29,132
                                                                          =======   =======

     In the fourth quarter of 1995, the corporation sold its headquarters building located in Coral Gables, Florida. In 1994, the building was written down by $8,700,000 to reflect the estimated realizable value based on a third party valuation. The corporation sold its headquarters building in exchange for a $9,000,000 note (bearing interest at 6.5% and maturing in December 1997) and $1,675,000 in cash (after payment of related expenses) which resulted in no additional gain or loss on the transaction.

(4) WHOLLY-OWNED CASUALTY REINSURANCE SUBSIDIARY

     The corporation has a wholly-owned casualty insurance subsidiary which reinsures a portion of the corporation's workers' compensation and general and automobile liability insurance. Incurred losses are recorded as reported. Provision is made to cover losses incurred but not reported. Loss reserves are computed based on actuarial studies and, in the opinion of management, are adequate. Future adjustments of the amounts recorded as of December 31, 1995, resulting from a continuous review process as well as differences between estimates and ultimate payments, will be reflected in the corporation's consolidated statements of

                   THE WACKENHUT CORPORATION AND SUBSIDIARIES income as such adjustments become determinable. A summary of operations for the last three fiscal years is as follows:

                                                               1993       1994       1995
                                                             --------   --------   --------
     Premiums recognized...................................  $ 16,282   $ 17,900   $ 17,642
     Loss expense..........................................   (20,863)   (18,499)   (18,239)
                                                             --------   --------   --------
     Underwriting loss.....................................    (4,581)      (599)      (597)
     Investment income.....................................     2,033      1,486      2,245
                                                             --------   --------   --------
                                                             $ (2,548)  $    887   $  1,648
                                                             ========   ========   ========

     Premiums paid by the corporation to the reinsurance subsidiary of $16,282,000, $17,900,000 and $17,642,000, for the fiscal years ended 1993, 1994 and 1995, respectively, have been eliminated in consolidation.

     Marketable securities and certificates of deposit, carried at fair value, consisted of the following at January 1, 1995 and December 31, 1995:

                                                           1994                1995
                                                           FAIR      1994      FAIR     1995
                                                           VALUE     COST     VALUE     COST
                                                          -------   -------   ------   ------
    Municipal Bonds.....................................  $ 7,332   $ 7,899   $1,556   $1,559
    Government Bonds....................................      968       975      844      847
    Preferred Stock.....................................    1,713     2,040    1,980    2,040
    Other...............................................    1,482     1,482    1,394    1,394
                                                          -------   -------   ------   ------
                                                          $11,495   $12,396   $5,774   $5,840
                                                          -------   -------   ------   ------

     The unrealized loss on marketable securities of $901,000 and $66,000 at January 1, 1995 and December 31, 1995, respectively, has been reflected in the accompanying consolidated balance sheets net of applicable income taxes. The corporation has placed in trust, in favor of certain insurance companies, $1,345,000 in time deposits and $9,300,000 in cash and cash equivalents, and has issued irrevocable standby letters of credit for $31,392,000. Municipal bonds mature in 2018, government bonds mature in periods after 10 years and certificates of deposit mature within one year. As of December 31, 1995, marketable securities and certain other investments of the corporation's reinsurance subsidiary have specific restrictions on future sales.

(5) NOTES PAYABLE AND LONG-TERM DEBT

     At December 31, 1995 the corporation had an outstanding note payable of $1,115,000 which represented short-term borrowings of an international subsidiary incurred for working capital, bearing interest at 8.0%, with a maturity in 1996.

     Long-term debt consists of the following:

                                                                           1994      1995
                                                                          -------   ------
    Revolving loan -- 7.0% in 1994 and 6.2% in 1995.....................  $20,450   $1,400
    First mortgage note on headquarters building -- 7.1%................   16,060       --
    Other debt principally related to WCC and international
      subsidiaries......................................................    2,481    3,987
                                                                          -------   ------
                                                                           38,991    5,387
    Less -- current portion of long-term debt...........................       --       11
                                                                          -------   ------
                                                                          $38,991   $5,376
                                                                          =======   ======

                   THE WACKENHUT CORPORATION AND SUBSIDIARIES

     In January 1994, the corporation used short-term borrowings to prepay the first $12,500,000 of its senior notes. In August 1994, the corporation prepaid the remaining $12,500,000 of senior notes to an insurance company with proceeds from WCC's initial public offering (IPO) (see Note 10). The prepayments resulted in extraordinary charges of $1,444,000 ($2,348,000 before tax) or $.12 per share in 1993 and $887,000 ($1,344,000 before tax) or $.08 per share in 1994.

     In January 1995, the corporation prepaid the outstanding balance on the first mortgage note with proceeds from the sales of accounts receivable under the securitization facility. The corporation also used proceeds from the accounts receivable securitization to reduce the outstanding balance of the revolving loan.

     At year end, the corporation had in place a revolving credit agreement with one bank under which the corporation may borrow up to $50,000,000. The unused portion of the revolving line of credit was $12,640,000 at December 31, 1995 after deducting $35,960,000 in outstanding letters of credit. The interest payable is, at the corporation's option, a function of the applicable LIBOR or certificate of deposit rates. The agreement requires, among other things, that the corporation maintain a minimum consolidated net worth, as defined, and limits certain payments and distributions.

     In December 1994, WCC entered into a revolving credit agreement with a bank under which the subsidiary may borrow up to $15,000,000 until September 30, 2002. The corporation is not a guarantor of the revolving credit agreement which requires, among other things, that WCC maintain a minimum tangible net worth, as defined, and limits certain payments and distributions.

     Aggregate annual maturities of long-term debt are as follows:

                                     YEAR                                   ANNUAL MATURITY
    ----------------------------------------------------------------------  ---------------
    1996..................................................................      $    11
    1997..................................................................          763
    1998..................................................................        4,399
    1999..................................................................           13
    2000..................................................................           15
    Thereafter............................................................          186
                                                                                -------
                                                                                $ 5,387
                                                                            ============

     The corporation is a party to two offsetting interest rate swaps with Union Bank of Switzerland and Bank of America Illinois at year end. The notional principal amount under both agreements was $81,200,000 and the agreements expire in December 1998. Based on the interest rates in effect at December 31, 1995, the corporation was not exposed to a material loss in the event that either party failed completely to perform according to the terms of the contract.

(6) PREFERRED AND COMMON STOCK

     The board of directors has authorized 10,000,000 shares of preferred stock. In October 1994 and in 1995, the board of directors declared 25% stock dividends, effected in the form of stock splits. The 1995 stock dividend was payable on January 9, 1996 to stockholders of record at the close of business on December 22, 1995. Prior periods' per share data have been restated. The stock dividends were paid in series B common stock to holders of the corporation's series A and B shares. Series B common stock has all the rights and privileges of the series A common stock with the exception of voting privileges.

(7) STOCK INCENTIVE AND STOCK OPTION PLANS

     Key employees of the corporation and its subsidiaries are eligible to participate in the Key Employee Long-Term Incentive Stock Plan (incentive stock plan). Under the incentive stock plan, options for the corporation's common stock are granted to participants as approved by the Nominating and Compensation

                   THE WACKENHUT CORPORATION AND SUBSIDIARIES

Committee of the corporation's board of directors (committee). Under terms of the incentive stock plan, options are granted at prices not less than the fair market value at date of grant (or as otherwise determined by the committee), become exercisable after a minimum of six months, and expire no later than ten years after the date of grant. The committee may grant incentive stock options or non-qualified stock options. Options are subject to adjustment upon the occurrence of certain events, including stock splits and stock dividends.

     At December 31, 1995, 1,707,185 shares of series B common stock were reserved for issuance, including 1,149,997 shares available for future grants or awards.

     Changes in outstanding non-qualified stock options for series B common stock, as adjusted for 25% stock dividends in 1994 and 1995, are as follows:

                                                                   STOCK     OPTION PRICE
                                                                  OPTIONS     PER SHARE
                                                                  -------   --------------
     Granted in 1994............................................  390,938            $6.16
     Granted in 1995............................................  218,750           $10.80
     Exercised in 1995..........................................  (52,500)           $6.16
                                                                  -------
     Outstanding at December 31, 1995...........................  557,188   $6.16 - $10.80
                                                                  =======

     At December 31, 1995, 338,438 options with an exercise price of $6.16 were exercisable. The remaining 218,750 options with an exercise price of $10.80 become exercisable in January 1996.

     At December 31, 1995, options were outstanding with expiration dates ranging from April 2004 to January 2005.

     On January 30, 1996, the corporation granted 202,000 non-qualified stock
options to purchase        shares of the corporation's series B common stock at
$14.00 per share. The options become exercisable in January 1997 and expire in January 2006.

(8) RETIREMENT AND DEFERRED COMPENSATION PLANS

     The corporation has a noncontributory defined benefit pension plan covering certain of its executives. Retirement benefits are based on years of service, employees' average compensation for the last five years prior to retirement and social security benefits. The plan currently is not funded. The corporation purchases and is the beneficiary of life insurance policies for each participant enrolled in the plan.

     The assumptions for the discount rate and the average increase in compensation used in determining the pension expense and funded status information are 7.5% and 4.0%, respectively.

     Total pension expense for 1993, 1994 and 1995 was $236,000, $267,000 and $329,000, respectively. The present value of accumulated pension benefits at year end 1993, 1994 and 1995 was $1,161,000, $1,400,000 and $1,895,000,
respectively and is included in "Other liabilities" in the accompanying consolidated balance sheets.

     The corporation has established non-qualified deferred compensation agreements with certain senior executives providing for fixed annual benefits ranging from $100,000 to $175,000 payable upon retirement at approximately age 60 for a period of 20 years. In the event of death before retirement, annual benefits are paid for a period of 10 years. Benefits are funded by life insurance contracts purchased by the corporation. The cost of these agreements is being charged to expense and accrued using a present value method over the expected terms of employment. The charge to expense for fiscal 1993, 1994 and 1995 was $403,000, $444,000 and $468,000, respectively. The liability for deferred compensation was $2,629,000 and $3,274,000 at year-end 1994 and 1995, respectively and is included in "Other liabilities" in the accompanying consolidated balance sheets.

                   THE WACKENHUT CORPORATION AND SUBSIDIARIES

(9) INCOME TAXES

     The provision (credit) for income taxes consists of the following:

                                                                      FISCAL YEAR ENDED
                                                                   ------------------------
                                                                   1993     1994      1995
                                                                   -----   -------   ------
    Federal income taxes:
      Current....................................................  $ 669   $ 3,014   $  581
      Deferred...................................................   (385)   (3,112)   3,578
                                                                   -----   -------   ------
                                                                     284       (98)   4,159
    State income taxes:
      Current....................................................    252       527      104
      Deferred...................................................    (51)     (412)     479
                                                                   -----   -------   ------
                                                                     201       115      583
                                                                   -----   -------   ------
              Total..............................................  $ 485   $    17   $4,742
                                                                   =====   =======   ======

     Deferred income taxes resulted from timing differences in the recognition of revenues and expenses for tax and financial reporting purposes. The tax effects of the principal timing differences are as follows:

                                                                      FISCAL YEAR ENDED
                                                                  -------------------------
                                                                  1993     1994      1995
                                                                  -----   -------   -------
    Senior note prepayment premium..............................  $(904)  $   904   $    --
    Income of foreign subsidiaries and affiliates...............    972     1,186     1,336
    Reserve for losses of reinsurance subsidiary................   (462)       (8)   (1,222)
    Reserve for claims of employee health trust.................   (148)   (1,191)     (412)
    Building write-down.........................................     --    (3,350)    2,976
    Deferred compensation.......................................   (268)     (398)     (491)
    Depreciation................................................    106      (486)     (824)
    Amortization of deferred charges............................    173       205     2,601
    Other, net..................................................     95      (386)       93
                                                                  -----   -------   -------
                                                                  $(436)  $(3,524)  $ 4,057
                                                                  =====   =======   =======

     The reconciliation of income tax computed at the federal statutory tax rate (34%) to income tax expense is as follows:

                                                                      FISCAL YEAR ENDED
                                                                   ------------------------
                                                                    1993     1994     1995
                                                                   ------   ------   ------
    Provision using statutory federal tax rate...................  $1,146   $1,021   $4,670
    Capital loss carryforward utilization........................    (228)    (814)    (330)
    Targeted jobs tax credits....................................    (109)    (235)    (117)
    Tax exempt interest..........................................    (321)    (295)    (167)
    Other, net...................................................    (204)     225      103
                                                                   ------   ------   ------
                                                                      284      (98)   4,159
    State income taxes...........................................     201      115      583
                                                                   ------   ------   ------
                                                                   $  485   $   17   $4,742
                                                                   ======   ======   ======

     The tax effect of the extraordinary charge for the early extinguishment of debt during fiscal 1993 and 1994 amounted to $904,000 and $457,000, respectively (see Note 5).

                   THE WACKENHUT CORPORATION AND SUBSIDIARIES

     The components of the net non-current deferred tax asset at January 1, 1995 and December 31, 1995 are shown below:

                                                                         FISCAL YEAR ENDED
                                                                         -----------------
                                                                          1994      1995
                                                                         -------   -------
    Reserve for losses of reinsurance subsidiary.......................  $ 5,270   $ 6,492
    Income of foreign subsidiaries and affiliates......................   (5,614)   (6,950)
    Reserve for claims of employee health trust........................    4,692     5,104
    Reserve for legal and other expenses...............................      899       430
    Capital loss carryforward..........................................      150       162
    Deferred compensation..............................................    2,660     3,133
    Depreciation.......................................................     (363)      439
    Building write-down................................................    3,350       373
    Deferred charges...................................................       --    (3,238)
    Other, net.........................................................      127       387
                                                                         -------   -------
                                                                          11,171     6,332
              Valuation allowance......................................     (150)     (162)
                                                                         -------   -------
              Deferred tax asset, net..................................  $11,021   $ 6,170
                                                                         =======   =======

     The components of the net current deferred tax liability at January 1, 1995 and December 31, 1995 are shown below:

                                                                         FISCAL YEAR ENDED
                                                                         -----------------
                                                                          1994      1995
                                                                         -------   -------
    Amortization of uniforms and accessories...........................  $ 1,818   $ 1,774
    Accrued vacation pay...............................................   (1,033)   (1,242)
    Other, net.........................................................     (189)     (415)
                                                                         -------   -------
              Deferred tax liability, net..............................  $   596   $   117
                                                                         =======   =======

     At December 31, 1995, the corporation had available a capital loss carryforward of $421,000 of which $391,000 expires in 1998 and $30,000 expires in 2000. The deferred tax asset arising from the capital loss carryforward has been fully reserved due to the uncertainty of the corporation's ability to generate future capital gains.

(10) WACKENHUT CORRECTIONS CORPORATION PUBLIC OFFERINGS

     WCC, formerly a wholly-owned subsidiary of the corporation, sold 2,185,000 shares of common stock at an offering price of $9.00 per share in connection with its initial public offering in 1994. Net proceeds of approximately $17,626,000 from the IPO were used to repay bank debt and indebtedness to the corporation. Following the offering, WCC had 8,185,000 shares outstanding of which the corporation owned approximately 73%.

     During 1995, the exercise of 354,697 non-qualified stock options of WCC reduced the corporation's ownership in WCC to approximately 70% at December 31, 1995.

     In January 1996, WCC sold 2,300,000 shares of common stock at a price of $24.00 per share. Net proceeds of approximately $51,764,000 from the offering will be used for possible future acquisitions, capital investments in new facilities, working capital requirements and general corporate purposes. After the offering, the corporation's ownership in WCC was reduced to approximately 55%.

                   THE WACKENHUT CORPORATION AND SUBSIDIARIES

     The board of directors of WCC has granted non-qualified stock options to purchase common stock which, if fully exercised, would reduce the corporation's ownership in WCC to approximately 52%.

(11) WACKENHUT MONITORING SYSTEMS BUSINESS

     In 1993, the corporation sold its Wackenhut Monitoring Systems subsidiary in exchange for a $1,250,000 note and $100,000 cash which resulted in a loss of approximately $95,000. In connection with this transaction, the corporation has guaranteed indebtedness related to certain operating leases which totaled approximately $2,402,000 at December 31, 1995 and expire from 1996 to 1997.

(12) NON-RECURRING CHARGES

     In the fourth quarter of 1993, the corporation recognized non-recurring charges of $1,726,000. A significant portion of these charges was due to a $791,000 decrease in the value of guard contracts acquired in 1991. The remaining components of the non-recurring charges consist principally of write-downs of various long-term assets, none of which are individually significant to the consolidated financial statements.

(13) COMMITMENTS AND CONTINGENCIES

     The nature of the corporation's business results in claims for damages arising from the conduct of its employees or others. In the opinion of management, there are no pending legal proceedings that would have a material effect on the consolidated financial statements of the corporation.

     The corporation leases office space, data processing equipment and automobiles under non-cancelable operating leases expiring between 1996 and 2011. The corporation has entered into a lease for new corporate headquarters in Palm Beach Gardens, Florida, commencing in early 1996. The lease requires annual payments of $1,764,750 for an initial term of 15 years with 3 five-year options to extend the term of the lease. Rent expense for the fiscal years ended January 2, 1994, January 1, 1995 and December 31, 1995 was $6,312,000, $4,993,000, and
$6,994,000, respectively. The minimum commitments under these leases and the 15 year lease for the new corporate headquarters are as follows:

                                                                                MINIMUM
                                      YEAR                                     COMMITMENT
    -------------------------------------------------------------------------  ----------
    1996.....................................................................   $  6,870
    1997.....................................................................      5,224
    1998.....................................................................      3,737
    1999.....................................................................      2,969
    2000.....................................................................      2,084
    Thereafter...............................................................     18,437
                                                                               ----------
                                                                                $ 39,321
                                                                               =========

                   THE WACKENHUT CORPORATION AND SUBSIDIARIES

(14) BUSINESS SEGMENTS

  Security-Related and Other Support Services and Correctional Services

     The corporation's principal business consists of security related and other support services to commercial and governmental clients. A subsidiary of the corporation, Wackenhut Corrections Corporation, provides facility management and construction services to detention and correctional facilities. Provided below is various financial information for each segment:

                                                                   FISCAL YEAR ENDED
                                                             ------------------------------
                                                               1993       1994       1995
                                                             --------   --------   --------
     Revenues:
       Security-related and other support services.........  $600,472   $642,727   $697,301
       Correctional services...............................    58,784     84,026     99,431
                                                             --------   --------   --------
               Total revenues..............................   659,256    726,753    796,732
                                                             --------   --------   --------
     Operating Income:
       Security-related and other support services.........     3,050     10,846      8,545
       Correctional services...............................     1,446      4,446      7,229
       Write-down of headquarters building.................        --     (8,700)        --
                                                             --------   --------   --------
               Total operating income......................     4,496      6,592     15,774
                                                             --------   --------   --------
     Equity income (loss) of foreign affiliates, net of
       taxes:
       Security-related and other support services.........       824        617        744
       Correctional services...............................       261       (331)      (113)
                                                             --------   --------   --------
               Total equity income.........................     1,085        286        631
                                                             --------   --------   --------
     Capital expenditures:
       Security-related and other support services.........     3,083      4,829      4,137
       Correctional services...............................       326        262      2,720
                                                             --------   --------   --------
               Total capital expenditures..................     3,409      5,091      6,857
                                                             --------   --------   --------
     Depreciation and amortization expense:
       Security-related and other support services.........     9,040      9,631      9,868
       Correctional services...............................     2,101      2,287      2,303
                                                             --------   --------   --------
               Total expenses..............................    11,141     11,918     12,171
                                                             --------   --------   --------
     Identifiable assets:
       Security-related and other support services.........   192,149    182,424    159,087
       Correctional services...............................    19,148     30,333     38,840
                                                             --------   --------   --------
               Total identifiable assets...................  $211,297   $212,757   $197,927
                                                             ========   ========   ========

                   THE WACKENHUT CORPORATION AND SUBSIDIARIES

  Domestic and International Operations

     Non-U.S. operations of the corporation and its subsidiaries are conducted primarily in South America and Australia. The corporation carries its investment in affiliates (20% to 50% owned) under the equity method. U.S. income taxes which would be payable upon remittance of affiliates' earnings to the corporation are provided currently. Minority interest in consolidated foreign subsidiaries have been reflected net of applicable income taxes in the accompanying financial statements. A summary of domestic and international operations is shown below:

                                                                   FISCAL YEAR ENDED
                                                             ------------------------------
                                                               1993       1994       1995
                                                             --------   --------   --------
     Revenues:
       Domestic operations.................................  $575,733   $615,727   $652,723
       International operations............................    83,523    111,026    144,009
                                                             --------   --------   --------
               Total revenues..............................  $659,256   $726,753   $796,732
                                                             --------   --------   --------
     Operating Income:
       Domestic operations.................................  $  2,904   $ 10,630   $ 11,407
       International operations............................     1,592      4,662      4,367
       Write-down of headquarters building.................        --     (8,700)        --
                                                             --------   --------   --------
               Total operating income......................  $  4,496   $  6,592   $ 15,774
                                                             --------   --------   --------
     Equity income of foreign affiliates, net of taxes:
       Domestic operations.................................  $     --   $     --   $     --
       International operations............................     1,085        286        631
                                                             --------   --------   --------
               Total equity income.........................  $  1,085   $    286   $    631
                                                             --------   --------   --------
     Capital expenditures:
       Domestic operations.................................  $  1,932   $  1,498   $  2,911
       International operations............................     1,477      3,593      3,946
                                                             --------   --------   --------
               Total capital expenditures..................  $  3,409   $  5,091   $  6,857
                                                             --------   --------   --------
     Depreciation and amortization expense:
       Domestic operations.................................  $  9,240   $  9,751   $  9,512
       International operations............................     1,901      2,167      2,659
                                                             --------   --------   --------
               Total expenses..............................  $ 11,141   $ 11,918   $ 12,171
                                                             --------   --------   --------
     Identifiable assets:
       Domestic operations.................................  $179,565   $163,864   $141,431
       International operations............................    31,732     48,893     56,496
                                                             --------   --------   --------
               Total identifiable assets...................  $211,297   $212,757   $197,927
                                                             --------   --------   --------

                   THE WACKENHUT CORPORATION AND SUBSIDIARIES

(15) SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

     Selected quarterly financial data for the corporation and its subsidiaries for the fiscal years ended January 1, 1995 and December 31, 1995 is as follows:

                                                     FIRST      SECOND     THIRD      FOURTH
                                                    QUARTER    QUARTER    QUARTER    QUARTER
                                                    --------   --------   --------   --------
    1994
    Revenues......................................  $171,522   $175,016   $191,205   $189,010
    Income (loss) from operations(1)..............     3,203      4,042      3,863     (4,516)
    Income (loss) before extraordinary charge.....     1,820      1,953      1,982     (3,483)
    Extraordinary charge -- early extinguishment
      of debt, net of income taxes(1).............        --         --       (887)        --
                                                    --------   --------   --------   --------
    Net income (loss).............................  $  1,820   $  1,953   $  1,095   $ (3,483)
                                                    --------   --------   --------   --------
    Earnings (loss) per share:(2)
      Income (loss) before extraordinary charge...  $   0.15   $   0.16   $   0.17   $  (0.29)
      Extraordinary charge........................        --         --      (0.08)        --
                                                    --------   --------   --------   --------
              Net income (loss)...................  $   0.15   $   0.16   $   0.09   $  (0.29)
                                                    ========   ========   ========   ========
    1995
    Revenues......................................  $189,792   $193,371   $203,637   $209,932
    Income from operations........................     3,055      3,967      4,394      4,358
    Net income....................................     1,599      1,726      1,956      1,979
    Earnings per share(2).........................  $   0.13   $   0.15   $   0.16   $   0.16
                                                    ========   ========   ========   ========

- ---------------

(1) In the fourth quarter of 1994, the carrying value of the headquarters building was written down to its estimated realizable value and a charge of $8,700,000 was recognized (see Note 3). Additionally, an extraordinary charge of $887,000 (after tax) or $.08 per share, was recognized in the third quarter of 1994 for the early retirement of senior debt (see Note 5).
(2) Earnings per share have been restated to include the 25% stock dividend effected in the form of a stock split, declared on October 29, 1994 and paid on January 9, 1995 and the 25% stock dividend effected in the form of a stock split, declared on October 31, 1995 and paid on January 9, 1996 (see Notes 1 and 6).

- ------------------------------------------------------------------
- ------------------------------------------------------------------

  NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF ANY OFFER TO BUY ANY SECURITY OTHER THAN THE SHARES OF SERIES B COMMON STOCK OFFERED BY THIS PROSPECTUS, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY THE SHARES OF SERIES B COMMON STOCK BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS

                                                 PAGE
                                                 ----
Available Information..........................    3
Prospectus Summary.............................    4
Risk Factors...................................    8
Use of Proceeds................................   12
Price Range of Common Stock....................   13
Dividend Policy................................   13
Capitalization.................................   14
Selected Financial Data........................   15
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations...................................   16
Business.......................................   26
Management.....................................   37
Selling Shareholders...........................   41
Description of Capital Stock...................   42
Shares Eligible for Future Sale................   43
Underwriting...................................   45
Legal Matters..................................   45
Experts........................................   46
Index to Financial Statements..................  F-1
- -----------------------------------------------------
- -----------------------------------------------------

- ------------------------------------------------------------------
- ------------------------------------------------------------------

                                4,000,000 SHARES

                                      LOGO

                                      THE
                                   WACKENHUT
                                  CORPORATION

                             SERIES B COMMON STOCK

                            ------------------------
                                   PROSPECTUS
                            ------------------------

                            LAZARD FRERES & CO. LLC

                       PRUDENTIAL SECURITIES INCORPORATED
                                  MAY   , 1996

- ------------------------------------------------------------------
- ------------------------------------------------------------------

                                    PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The estimated expenses in connection with the issuance of the securities being registered are as follows:

    Securities and Exchange Commission Registration Fee.......................  $ 31,129
    NASD Filing Fees..........................................................     5,000
    Printing Expenses.........................................................   200,000
    Accounting Fees and Expenses..............................................   200,000
    Legal Fees and Expenses...................................................   125,000
    Blue Sky Fees and Expenses................................................    10,000
    Transfer Agent and Registrar Fees and Expenses............................    10,000
    Miscellaneous.............................................................     8,871
                                                                                --------
         Total................................................................  $590,000
                                                                                ========

- ---------------

* All amounts except the Securities and Exchange Commission Registration Fee and the NASD Fee are estimated.

ITEM 14. INDEMNIFICATION OF OFFICERS AND DIRECTORS.

     The Registrant, a Florida corporation, is empowered by Section 607.0850 of the Florida Business Corporation Act, subject to the procedures and limitations stated therein, to indemnify any person who was or is a party to any proceeding (other than an action by, or in the right of, the Company), by reason of the fact that he is or was a director, officer, employee, or agent of the Company or is or was serving at the request of the Company as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust or other enterprise against liability incurred in connection with such proceeding, including any appeal thereof, if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Company and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

     Section 607.0850 also empowers a Florida corporation to indemnify any person who was or is a party to any proceeding by or in the right of the Company to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of another Company, partnership, joint venture, trust, or other enterprise, against expenses and amounts paid in settlement not exceeding, in the judgment of the board of directors, the estimated expense of litigating the proceeding to conclusion, actually and reasonably incurred in connection with the defense or settlement of such proceeding, including any appeal thereof, if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Company, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable unless, and only to the extent that, the court in which such proceeding was brought, or any other court of competent jurisdiction, shall determine upon application that, despite the adjudication of liability but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper. To the extent that a director, officer, employee or agent of a Company has been successful on the merits or otherwise in defense of any proceeding referred to above, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses actually and reasonably incurred by him in connection therewith.

     The indemnification and advancement of expenses provided pursuant to
Section 607.0850 are not exclusive, and a Company may make any other or further indemnification or advancement of expenses of any of its directors, officers, employees or agents, under any bylaw, agreement, vote of shareholders or disinterested directors, or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office. However, a director, officer, employee or agent is not entitled to indemnification or advancement of expenses if a judgment or other final adjudication establish that his actions, or omissions to act, were material to the cause of action so adjudicated and constitute (a) a violation of the criminal law, unless the director, officer, employee or agent had reasonable cause to believe his conduct was lawful or had no reasonable cause to believe his conduct was unlawful; (b) a transaction from which the director, officer, employee or agent derived an improper personal benefit; (c) in the case of a director, a circumstance under which the liability provisions of Section 607.0834 of the Florida Business Corporation Act, relating to a director's liability for voting in favor of or asserting to an unlawful distribution, are applicable; or (d) willful misconduct or a conscious disregard for the best interests of the Company in a proceeding by or in the right of the Company to procure a judgment in its favor or in a proceeding by or in the right of a shareholder.

     The Registrant's bylaws provide that the Registrant shall indemnify every person who was or is a party or is or was threatened to be made a party to any action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact he is or was a director, officer, employee, or agent, or is or was serving at the request of the Registrant as a director, officer, employee, agent or trustee of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against expenses (including attorney's fees), judgments, fines and amounts paid in settlement, actually and reasonably incurred by him in connection with such action, suit or proceeding, (except in such cases involving gross negligence or willful misconduct) in the performance of their duties to the full extent permitted by applicable law. Such indemnification may, in the discretion of the Board of Directors, include advances of his expenses in advance of final disposition subject to the provisions of applicable law. Such right of indemnification shall not be exclusive of any right to which any director, officer, employee, agent or controlling shareholder of the Registrant may be entitled as a matter of law.

     Pursuant to the Underwriting Agreement filed as Exhibit 1.1 to this Registration Statement, the Underwriters have agreed to indemnify the directors, officers and controlling persons of the Registrant against certain civil liabilities that may be incurred in connection with the Offering, including certain liabilities under the Securities Act of 1933, as amended.

     Under the Company's indemnification agreements with its officers and directors it is obligated to indemnify each of its officers and directors to the fullest extent permitted by law with respect to all liability and loss suffered, and reasonable expense incurred, by such person, in any action suit or proceeding in which such person was or is made or threatened to be made a party or otherwise involved by reason of the fact that such person was a director or officer of the Company. The Company is also obligated to pay the reasonable expenses of indemnified directors or officers in defending such proceeding if the indemnified party agrees to repay all amounts advanced should it be ultimately determined that such person is not entitled to indemnification.

     The Company maintains an insurance policy covering directors and officers under which the insurer agrees to pay, subject to certain exclusions, for any claim made against the directors and officers of the Company for a wrongful act for which they may become legally obligated to pay or for which the Company is required to indemnify its directors or officers.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(A) EXHIBITS.

EXHIBIT
NUMBER                                          DESCRIPTION
- ------       ----------------------------------------------------------------------------------
  1.1   --   Form of Underwriting Agreement
  4.1   --   Amended and Restated Articles of Incorporation (incorporated by reference to the
             Registrant's Form 10-K Annual Report for the fiscal year ended December 31, 1995)
  4.2   --   Revolving Credit and Reimbursement Agreement dated January 5, 1995 by and among
             The Wackenhut Corporation, NationsBank of Florida, N.A. and Bank of America
             Illinois, as Lenders, and NationsBank of Florida, N.A., as Agent (incorporated by reference to the Registrant's Form 10-K Annual Report for the fiscal year ended
             January 1, 1995)

EXHIBIT
NUMBER                                          DESCRIPTION
- ------       ----------------------------------------------------------------------------------
  4.3   --   Letter dated June 8, 1995 concerning the Revolving Credit and Reimbursement
             Agreement dated January 5, 1995 by and among The Wackenhut Corporation,
             NationsBank of Florida, N.A., and Bank of America Illinois, as Lenders, and
             NationsBank of Florida, N.A., as Agent (incorporated by reference to the
             Registrants' Form 10-K Annual Report for the fiscal year ended December 31, 1995)
  4.4   --   Letter dated August 24, 1995 concerning the Revolving Credit and Reimbursement
             Agreement dated January 5, 1995 by and among The Wackenhut Corporation,
             NationsBank of Florida, N.A., as Agent (incorporated by reference to the
             Registrant's Form 10-K Annual Report for the fiscal year ended December 31, 1995)
  4.5   --   Amendment dated March 28, 1996 to the Revolving Credit and Reimbursement Agreement
             dated January 5, 1995 by and among The Wackenhut Corporation, NationsBank, N.A.
             (South), as successor to NationsBank of Florida, N.A., and Bank of America
             Illinois, as Lenders and NationsBank, N.A. (South), a successor to NationsBank of
             Florida, N.A., as Agent (incorporated by reference to the Registrant's Form 10-Q
             Quarterly Report for the thirteen weeks ended March 31, 1996).
  4.6   --   Letter dated April 26, 1996 amending the Revolving Credit and Reimbursement
             Agreement dated January 5, 1995 by and among The Wackenhut Corporation,
             NationsBank, N.A. (South), a successor to NationsBank of Florida, N.A., and Bank of America Illinois, as Lenders, and NationsBank, N.A. (South), a successor to
             NationsBank of Florida, N.A., as Agent (incorporated by reference to the
             Registrant's Form 10-Q Quarterly Report for the thirteen weeks ended March 31,
             1996).
  4.7   --   Receivables Purchase Agreement dated as of January 5, 1995 among The Wackenhut
             Corporation, as Seller, Receivables Capital Corporation and Enterprise Funding
             Corporation, each as a Purchaser, Bank of America National Trust and Savings
             Association and NationsBank of North Carolina, N.A., each as a Managing Agent, and
             Bank of America National Trust and Savings Association, as the Administrative
             Agent (incorporated by reference to the Registrant's Form 10-K Annual Report for the fiscal year ended January 1, 1995)
  4.8   --   First Amendment dated December 15, 1995 to the Receivables Purchase Agreement
             dated as of January 5, 1995 among The Wackenhut Corporation, as Seller,
             Receivables Capital Corporation and Enterprise Funding Corporation, each as a
             Purchaser, Bank of America National Trust and Savings Association and NationsBank
             of North Carolina, N.A., each as a Managing Agent, and Bank of America National
             Trust and Savings Association, as the Administrative Agent (incorporated by reference to the Registrants Form 10-K Annual Report the fiscal year ended
             December 31, 1995)
  4.9   --   $15,000,000 Credit Agreement dated as of December 12, 1994 between Wackenhut
             Corrections Corporation, as Borrower, and Barnett Bank of South Florida, N.A., as
             Lender (incorporated by reference to the Registrant's Form 10-K Annual Report for the fiscal year ended January 1, 1995)
  4.10  --   Amended and Restated Revolving Credit and Reimbursement Agreement dated July 1,
             1993 between The Wackenhut Corporation and NationsBank of Florida, National
             Association (incorporated by reference to the Registrant's Form 10-K Annual Report for the fiscal year ended January 2, 1994)
  4.11  --   Amendment dated May 18, 1994 to the Amended and Restated Revolving Credit and
             Reimbursement Agreement dated July 1, 1993 between The Wackenhut Corporation and
             NationsBank of Florida, N.A. (incorporated by reference to the Registrant's Form
             10-K Annual Report for the fiscal year ended December 31, 1995)

EXHIBIT
NUMBER                                          DESCRIPTION
- ------       ----------------------------------------------------------------------------------
  4.12  --   Amendment dated March 7, 1995 to the Amended and Restated Revolving Credit and
             Reimbursement Agreement dated July 1, 1993 between The Wackenhut Corporation and
             NationsBank of Florida, N.A. (incorporated by reference to the Registrant's Form
             10-K Annual Report for the fiscal year ended January 1, 1995)
  5.1   --   Form of Opinion of Akerman, Senterfitt & Eidson, P.A., Counsel to the Company
 10.1   --   Form of Deferred Compensation Agreement for Executive Officers: Alan B. Bernstein,
             Richard R. Wackenhut, Fernando Carrizosa, Timothy P. Cole and Robert C. Kneip
             (incorporated by reference to the Registrant's Form 10-K Annual Report for the
             fiscal year ended January 2, 1994)
 10.2   --   Amendments to the Deferred Compensation Agreements for Executive Officers
             (incorporated by reference to the Registrant's Form 10-K Annual Report for the
             fiscal year ended December 29, 1991)
 10.3   --   Executive Retirement Plan (incorporated by reference to the Registrant's Form 10-K
             Annual Report for the fiscal year ended December 31, 1995)
 10.4   --   Amended Split Dollar arrangement with George R. and Ruth J. Wackenhut
             (incorporated by reference to the Registrant's Form 10-K Annual Report for the
             fiscal year ended December 31, 1995)
 10.5   --   Office Lease dated April 18, 1995 by and between The Wackenhut Corporation and
             Daniel S. Catalfumo, as Trustee under F.S. 689.071 (incorporated by reference to the Registrants' Form 10-K Annual Report for the year ended December 31, 1995)
 10.6   --   First Amendment dated November 3, 1995 to Office Lease dated April 18, 1995 by and between The Wackenhut Corporation and Daniel S. Catalfumo, as Trustee under F.S.
             689.071 (incorporated by reference to the Registrant's Form 10-K Annual Report for the fiscal year ended December 31, 1995).
 10.7   --   $9,000,000 Promissory Note dated December 21, 1995 between The Wackenhut
             Corporation and ACP-Atrium CG, L.P., a Florida limited partnership (incorporated by reference to the Registrant's Form 10-K Annual Report for the fiscal year ended
             December 31, 1995).
 10.8   --   Purchase Money Real Estate Mortgage, Assignment and Security Agreement dated
             December 31, 1995 between The Wackenhut Corporation and ACP-Atrium CG, L.P., a
             Florida limited partnership (incorporated by reference to the Registrant's Form
             10-K Annual Report for the fiscal year ended December 31, 1995).
 10.9   --   Key Employee Long-Term Incentive Stock Plan dated July 1991 (incorporated by reference to the Registrant's Form 10-K Annual Report for the fiscal year ended
             December 31, 1995)
 23.1   --   Consent of Arthur Andersen LLP
 23.2   --   Consent of Akerman, Senterfitt & Eidson, P.A. (included in opinion filed as
             Exhibit 5.1)
 24.1   --   Powers of Attorney

ITEM 17. UNDERTAKINGS.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Palm Beach Gardens, State of Florida, on the 7th day of May, 1996.

                                          THE WACKENHUT CORPORATION

                                          By:                  *
                                            ----------------------------------
                                            George R. Wackenhut
                                            Chairman of the Board, Chief
                                            Executive Officer and Director

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

                  SIGNATURE                                TITLE                    DATE
- ---------------------------------------------  ------------------------------------------------
                          *                    Chairman of the Board Chief          May 7, 1996
- ------------------------------------------     Executive Officer and Director
George R. Wackenhut                            (Principal Executive Officer)


                          *                    Vice President and Chief             May 7, 1996
- ------------------------------------------     Financial Officer, Domestic
Daniel E. Mason                                Operations (Principal
                                               Financial Officer)


                          *                    Vice President -- Accounting         May 7, 1996
- ------------------------------------------     Services and Corporate
Juan D. Miyar                                  Controller (Principal
                                               Accounting Officer)


                          *                    Director                             May 7, 1996
- ------------------------------------------
Julius W. Becton, Jr.

                          *                    Director                             May 7, 1996
- ------------------------------------------
Richard G. Capen, Jr.

                                               Director                             May  , 1996
- ------------------------------------------
Anne N. Foreman

                                               Director                             May  , 1996
- ------------------------------------------
Edward L. Hennessy, Jr.

                          *                    Director                             May 7, 1996
- ------------------------------------------
Paul X. Kelley

                          *                    Director                             May 7, 1996
- ------------------------------------------
Nancy Clark Reynolds

                  SIGNATURE                                TITLE                    DATE
- ---------------------------------------------  ------------------------------------------------
                          *                    Director                             May 7, 1996
- ----------------------------------------
Thomas P. Stafford

                          *                    Director                             May 7, 1996
- ----------------------------------------
Richard R. Wackenhut

By: /s/ Daniel E. Mason
   -------------------------------------
   Daniel E. Mason
   Attorney-in-fact

                                 EXHIBIT INDEX

                                                                                    SEQUENTIALLY
EXHIBIT                                                                               NUMBERED
NUMBER                                    DESCRIPTION                                   PAGE
- ------       ---------------------------------------------------------------------  ------------
  1.1   --   Form of Underwriting Agreement
  4.1   --   Amended and Restated Articles of Incorporation (incorporated by reference to the Registrant's Form 10-K Annual Report for the fiscal year ended December 31, 1995)
  4.2   --   Revolving Credit and Reimbursement Agreement dated January 5, 1995 by and among The Wackenhut Corporation, NationsBank of Florida, N.A. and
             Bank of America Illinois, as Lenders, and NationsBank of Florida,
             N.A., as Agent (incorporated by reference to the Registrant's Form
             10-K Annual Report for the fiscal year ended January 1, 1995)
  4.3   --   Letter dated June 8, 1995 concerning the Revolving Credit and
             Reimbursement Agreement dated January 5, 1995 by and among The
             Wackenhut Corporation, NationsBank of Florida, N.A., and Bank of
             America Illinois, as Lenders, and NationsBank of Florida, N.A., as
             Agent (incorporated by reference to the Registrants' Form 10-K Annual
             Report for the fiscal year ended December 31, 1995)
  4.4   --   Letter dated August 24, 1995 concerning the Revolving Credit and
             Reimbursement Agreement dated January 5, 1995 by and among The
             Wackenhut Corporation, NationsBank of Florida, N.A., as Agent
             (incorporated by reference to the Registrant's Form 10-K Annual
             Report for the fiscal year ended December 31, 1995)
  4.5   --   Amendment dated March 28, 1996 to the Revolving Credit and
             Reimbursement Agreement dated January 5, 1995 by and among The
             Wackenhut Corporation, NationsBank, N.A. (South), as successor to
             NationsBank of Florida, N.A., and Bank of America Illinois, as
             Lenders and NationsBank, N.A. (South), a successor to NationsBank of
             Florida, N.A., as Agent (incorporated by reference to the
             Registrant's Form 10-Q Quarterly Report for the thirteen weeks ended
             March 31, 1996).
  4.6   --   Letter dated April 26, 1996 amending the Revolving Credit and
             Reimbursement Agreement dated January 5, 1995 by and among The
             Wackenhut Corporation, NationsBank, N.A. (South), a successor to
             NationsBank of Florida, N.A., and Bank of America Illinois, as
             Lenders, and NationsBank, N.A. (South), a successor to NationsBank of
             Florida, N.A., as Agent (incorporated by reference to the
             Registrant's Form 10-Q Quarterly Report for the thirteen weeks ended
             March 31, 1996).
  4.7   --   Receivables Purchase Agreement dated as of January 5, 1995 among The
             Wackenhut Corporation, as Seller, Receivables Capital Corporation and
             Enterprise Funding Corporation, each as a Purchaser, Bank of America
             National Trust and Savings Association and NationsBank of North
             Carolina, N.A., each as a Managing Agent, and Bank of America
             National Trust and Savings Association, as the Administrative Agent
             (incorporated by reference to the Registrant's Form 10-K Annual
             Report for the fiscal year ended January 1, 1995)
  4.8   --   First Amendment dated December 15, 1995 to the Receivables Purchase
             Agreement dated as of January 5, 1995 among The Wackenhut
             Corporation, as Seller, Receivables Capital Corporation and
             Enterprise Funding Corporation, each as a Purchaser, Bank of America
             National Trust and Savings Association and NationsBank of North
             Carolina, N.A., each as a Managing Agent, and Bank of America
             National Trust and Savings Association, as the Administrative Agent
             (incorporated by reference to the Registrants Form 10-K Annual Report the fiscal year ended December 31, 1995)
  4.9   --   $15,000,000 Credit Agreement dated as of December 12, 1994 between
             Wackenhut Corrections Corporation, as Borrower, and Barnett Bank of
             South Florida, N.A., as Lender (incorporated by reference to the
             Registrant's Form 10-K Annual Report for the fiscal year ended
             January 1, 1995)

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                                                                                    SEQUENTIALLY
EXHIBIT                                                                               NUMBERED
NUMBER                                    DESCRIPTION                                   PAGE
- ------       ---------------------------------------------------------------------  ------------
  4.10  --   Amended and Restated Revolving Credit and Reimbursement Agreement
             dated July 1, 1993 between The Wackenhut Corporation and NationsBank of Florida, National Association (incorporated by reference to the
             Registrant's Form 10-K Annual Report for the fiscal year ended
             January 2, 1994)
  4.11  --   Amendment dated May 18, 1994 to the Amended and Restated Revolving
             Credit and Reimbursement Agreement dated July 1, 1993 between The
             Wackenhut Corporation and NationsBank of Florida, N.A. (incorporated by reference to the Registrant's Form 10-K Annual Report for the
             fiscal year ended December 31, 1995)
  4.11  --   Amendment dated March 7, 1995 to the Amended and Restated Revolving
             Credit and Reimbursement Agreement dated July 1, 1993 between The
             Wackenhut Corporation and NationsBank of Florida, N.A. (incorporated by reference to the Registrant's Form 10-K Annual Report for the
             fiscal year ended January 1, 1995)
  5.1   --   Form of Opinion of Akerman, Senterfitt & Eidson, P.A., Counsel to the
             Company
 10.1   --   Form of Deferred Compensation Agreement for Executive Officers: Alan
             B. Bernstein, Richard R. Wackenhut, Fernando Carrizosa, Timothy P.
             Cole and Robert C. Kneip (incorporated by reference to the
             Registrant's Form 10-K Annual and Report for the fiscal year ended
             January 2, 1994)
 10.2   --   Amendments to the Deferred Compensation Agreements for Executive
             Officers (incorporated by reference to the Registrant's Form 10-K
             Annual and Report for the fiscal year ended December 29, 1991)
 10.3   --   Executive Retirement Plan (incorporated by reference to the
             Registrant's Form 10-K Annual Report for the fiscal year ended
             December 31, 1995)
 10.4   --   Amended Split Dollar arrangement with George R. and Ruth J. Wackenhut
             (incorporated by reference to the Registrant's Form 10-K Annual
             Report for the fiscal year ended December 31, 1995)
 10.5   --   Office Lease dated April 18, 1995 by and between The Wackenhut
             Corporation and Daniel S. Catalfumo, as Trustee under F.S. 689.071
             (incorporated by reference to the Registrants' Form 10-K Annual
             Report for the year ended December 31, 1995)
 10.6   --   First Amendment dated November 3, 1995 to Office Lease dated April
             18, 1995 by and between The Wackenhut Corporation and Daniel S.
             Catalfumo, as Trustee under F.S. 689.071 (incorporated by reference to the Registrant's Form 10-K Annual Report for the fiscal year ended
             December 31, 1995).
 10.7   --   $9,000,000 Promissory Note dated December 21, 1995 between The
             Wackenhut Corporation and ACP-Atrium CG, L.P., a Florida limited partnership (incorporated by reference to the Registrant's Form 10-K
             Annual Report for the fiscal year ended December 31, 1995).
 10.8   --   Purchase Money Real Estate Mortgage, Assignment and Security
             Agreement dated December 31, 1995 between The Wackenhut Corporation and ACP-Atrium CG, L.P., a Florida limited partnership (incorporated by reference to the Registrant's Form 10-K Annual Report for the
             fiscal year ended December 31, 1995).
 10.9   --   Key Employee Long-Term Incentive Stock Plan dated July 1991
             (incorporated by reference to the Registrant's Form 10-K Annual
             Report for the fiscal year ended December 31, 1995).
 23.1   --   Consent of Arthur Andersen LLP
 23.2   --   Consent of Akerman, Senterfitt & Eidson, P.A. (included in opinion filed as Exhibit 5.1)
 24.1   --   Powers of Attorney
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